    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 15, 1998



                                                      REGISTRATION NO. 333-41833

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 1 TO


                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          FIRST SIERRA FINANCIAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                              6159                             76-0438432
 (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)
          TEXAS COMMERCE TOWER, SUITE 7050                             THOMAS J. DEPPING
                 600 TRAVIS STREET                                         PRESIDENT
                HOUSTON, TEXAS 77002                            TEXAS COMMERCE TOWER, SUITE 7050
                   (713) 221-8822                                      600 TRAVIS STREET
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,                    HOUSTON, TX 77002
   INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL                        (713) 229-6800
                  EXECUTIVE OFFICES)                   (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                                                                            NUMBER,
                                                           INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

                   T. MARK KELLY                                        SCOTT N. GIERKE
               VINSON & ELKINS L.L.P.                               MCDERMOTT, WILL & EMERY
         2300 FIRST CITY TOWER, 1001 FANNIN                              227 W. MONROE
               HOUSTON, TX 77002-6760                                  CHICAGO, IL 60606
                   (713) 758-4592                                        (312) 984-7521
                (713) 615-5531(FAX)

                             ---------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 15, 1998


PROSPECTUS

                          FIRST SIERRA FINANCIAL, INC.

                        3,400,000 Shares of Common Stock

     Of the 3,400,000 shares of Common Stock offered hereby, 2,083,334 shares are being issued and sold by First Sierra Financial, Inc. (the "Company") and 1,316,666 shares are being sold by the Selling Stockholders. The Company will not receive any part of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."


     The Common Stock is included for quotation in the Nasdaq National Market under the symbol "FSFH." On January 13, 1998, the last reported sale price of the Common Stock was $17.87 per share. See "Price Range of Common Stock."


      SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================================
                                                     UNDERWRITING                                  PROCEEDS TO
                                PRICE TO            DISCOUNTS AND           PROCEEDS TO              SELLING
                                 PUBLIC             COMMISSIONS(1)           COMPANY(2)            STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share...............           $                      $                      $                      $
------------------------------------------------------------------------------------------------------------------
Total (3)...............           $                      $                      $                      $
==================================================================================================================

(1) See "Underwriting" for information regarding indemnification of the Underwriters.


(2) Before deducting expenses payable by the Company estimated to be $500,000.


(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 510,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $           , $           and
    $           , respectively. See "Principal and Selling Stockholders" and
    "Underwriting."


     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about
            , 1998 against payment therefor in immediately available funds.


                             ---------------------

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.                        PIPER JAFFRAY INC.

               The date of this Prospectus is             , 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy material and other information concerning the Company can be inspected and copied at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the Nasdaq National Market, and such reports, proxy material and other information can also be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20549.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed as part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission, and copies of all or any part thereof may be obtained from the Commission, as described in "Available Information." The Registration Statement, including the exhibits and schedules thereto, are also available on the Commission's web site at http://www.sec.gov.

     This Prospectus contains certain forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the Company "believes," "anticipates," "expects," "estimates," "intends," or other words of similar intent. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE PURCHASERS OF SHARES OF COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS." UNLESS OTHERWISE SPECIFIED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THE OVER-ALLOTMENT OPTION DESCRIBED HEREIN UNDER "UNDERWRITING." AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS "FIRST SIERRA" AND THE "COMPANY" REFER TO FIRST SIERRA FINANCIAL, INC. AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

     The Company is a specialized finance company that acquires and originates, sells and services equipment leases. The underlying leases financed by the Company relate to a wide range of equipment, including computers and peripherals, computer software, medical, dental and diagnostic, telecommunications, office, automotive servicing, hotel security, food services, tree service and industrial, as well as specialty vehicles. The equipment generally has a purchase price of less than $250,000 (with an average of approximately $18,000 as of September 30, 1997), and thus the Company's leases are commonly referred to as "small ticket leases." The Company initially funds the acquisition or origination of its leases through its warehouse facilities or from working capital and, upon achieving a sufficient portfolio size, sells such receivables in the public and private markets, principally through its securitization program. The Company focuses on maximizing the spread between the yield received on its leases and its cost of funds by obtaining favorable terms on its warehouse facilities, securitizations and other structured finance transactions.

     The Company has established strategic alliances with a network of independent leasing companies, lease brokers and equipment vendors, each of which acts as a source from which the Company obtains access to equipment leases (collectively, "Sources"). The Company customizes lease financing products to meet the specific equipment financing needs of its Sources and in many cases provides such Sources with servicing and technological support via on-line connections to the Company's state-of-the-art computer system.

     The Company views acquisitions of equipment leasing companies as a fundamental part of its growth strategy. Since the Company's initial public offering in May 1997, the Company has completed six acquisitions of equipment leasing companies. See "Business -- Recent Acquisitions." The Company's recent acquisitions have substantially increased the Company's ability to generate lease origination volume and have allowed it to introduce new programs and enter new markets. As of November 30, 1997, the Company had 17 offices in ten states. The Company intends to continue to seek acquisition opportunities in additional markets to further expand its business.

     The Company commenced operations in June 1994 and initially developed a program to purchase leases from leasing companies which had the ability to originate significant lease volumes and were willing and able to provide credit protection to the Company (through recourse and purchase price holdback features) and perform certain servicing functions on an ongoing basis with respect to such leases. This program, referred to by the Company as its "Private Label" program, was designed to provide the Company with access to high volumes of leases eligible for the securitization market, while minimizing the risk of loss to the Company. The Company has experienced significant growth in its Private Label program since inception. The volume of leases purchased by the Company pursuant to its Private Label program was $4.5 million in 1994, $65.2 million in 1995, $161.1 million in 1996 and $149.0 million in the nine months ended September 30, 1997.

     In 1996, as part of its growth strategy, the Company began targeting additional sources of lease volume from small ticket lease brokers which were unwilling or unable to provide the credit protection or perform the servicing functions required under the Private Label program and through relationships with equipment vendors. The Company established its "Broker" and "Vendor" programs in 1996 through the strategic acquisitions of General Interlease Corporation ("GIC") and Corporate Capital Leasing Group ("CCL"). The acquisitions of Lease Pro, Inc. ("Lease Pro") in February 1997 and Heritage Credit Services, Inc.

("Heritage") in May 1997, together with the six acquisitions completed since the Company's initial public offering, have provided the Company with significant additional broker and vendor lease volume. See "Business -- Recent Acquisitions." During the year ended December 31, 1996 and the nine months ended September 30, 1997, the volume of leases originated by the Company pursuant to its Broker program was $10.5 million and $50.0 million, respectively, and the weighted average yield on such leases (net of brokers' fees) was 14.07% and 13.40%, respectively. During the year ended December 31, 1996 and the nine months ended September 30, 1997, the volume of leases originated by the Company pursuant to its Vendor program was $7.5 million and $50.2 million, respectively, and the weighted average yield on such leases was 16.09% and 16.20%, respectively. Management intends to continue to pursue opportunities to acquire additional small ticket leasing companies with broker and vendor operations and believes that a larger percentage of the Company's revenues in the future will be derived from broker and vendor Sources.

     In addition to its Private Label, Broker and Vendor programs, the Company has in the past generated, and may in the future generate, gain on sale income through the acquisition of lease portfolios and the subsequent sale of such portfolios at a premium. The Company also generates gain on sale income from the sale of leases to third party financing sources for cash.

     The Company's management team has extensive experience in lease financing and in securitizations and other structured finance transactions. Thomas J. Depping, Chief Executive Officer of the Company, has over 15 years of experience in the leasing and structured finance industries, including 11 years with SunAmerica Financial Resources and its predecessor company (which was acquired by SunAmerica, Inc. in 1991). Prior to founding the Company, Mr. Depping was President of SunAmerica Financial Resources, the equipment leasing and financial division of SunAmerica, Inc. Oren M. Hall, Executive Vice President and Chief Operating Officer of the Company, has 23 years of experience in the leasing industry and during 1996 served as President of the United Association of Equipment Lessors. Sandy B. Ho, Executive Vice President and Chief Financial Officer of the Company, has over 15 years of experience in the leasing and structured finance industries, most recently as Managing Director of SunAmerica Corporate Finance. Robert H. Quinn, Jr., Executive Vice President and Chief Credit Officer of the Company, has over 23 years of leasing experience, most recently as Manager of AT&T Capital's private label program.

STRATEGY

     The Company's business strategy is to continue to significantly expand its business through internal growth as well as selective acquisitions of equipment leasing companies and to sell the leases it acquires or originates through securitizations and other structured finance techniques as well as portfolio sales and sales to third party financing sources. Key elements of this strategy include:

     Pursuing Acquisitions. The Company believes that significant opportunities exist to acquire leasing companies at prices the Company considers attractive. The Company seeks to identify and acquire leasing companies in key geographic regions that can be integrated into the Company's existing operations to expand its business with minimal incremental expense. By acquiring and consolidating these companies, the Company believes it can significantly increase revenues and profit margins, utilizing the Company's relatively low cost of funds and advanced technological capabilities.

     Expanding its Existing Business. The Company intends to continue to rely on the sophisticated skills of its management team to develop new products with customized terms to increase volumes from existing and new Sources of equipment leases. The Company also intends to expand its existing sales force of approximately 100 persons by attracting qualified and experienced individuals who can identify Sources on a regional and national basis. The Company will continue to seek to differentiate itself from its competition by emphasizing high levels of customer service and technological support to its Sources.

     Focusing on Structured Finance Transactions. The Company intends to continue to focus on securitizations and other similar structured finance transactions as the principal vehicles for sale of the Company's leases. Management's objective is to continue to improve the efficiency and execution of these transactions by minimizing the Company's cost of funds and capital outlay associated with financing its leases, while maximizing the number of leases that qualify for funding and subsequent securitization. Management believes that its significant experience in asset-backed securitization transactions and extensive relationships with financing sources will allow the Company to continue to achieve a low cost of funds and increased profitability upon securitization of its equipment leases.

     Utilizing its Advanced Technology and Servicing Capabilities. The Company intends to continue to utilize and further enhance its state-of-the-art data processing systems to manage the high volume of information associated with originating and servicing its leases. Management believes it has developed a technologically advanced servicing system with excess system capacity which it intends to utilize to decrease the Company's per lease servicing cost as its lease volume and number of Sources increase.

     Employing Conservative Credit Guidelines. Management believes that its low level of credit losses since inception is due primarily to its credit enhancement arrangements with its Private Label Sources and its conservative underwriting guidelines which apply to all of its lease funding programs. The Company intends to continue to monitor the credit quality of its portfolio and apply its conservative underwriting standards to minimize credit risk.

     The Company was incorporated in Delaware on June 3, 1994. Its principal executive office is located at 600 Travis Street, Suite 7050, Houston, Texas 77002, and its telephone number is (713) 221-8822.

                                  THE OFFERING


Common Stock offered by the Company.............   2,083,334 shares

Common Stock offered by the Selling
  Stockholders..................................   1,316,666 shares

Total Common Stock offered......................   3,400,000 shares

Common Stock to be outstanding after the
  Offering......................................  11,488,766 shares(1)

Use of Proceeds.................................  To repay borrowings under certain of the Company's credit facilities, to fund possible future
                                                  acquisitions and for general corporate purposes. See
                                                  "Use of Proceeds."

Common Stock Nasdaq National Market symbol......  FSFH


---------------


(1) Assumes the conversion of 18,281 shares of the Company's Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock") into 100,000 shares of Common Stock prior to consummation of the Offering. Excludes (i) 1,032,320 shares of Common Stock issuable upon exercise of options granted under the Company's 1997 Stock Option Plan (as defined herein), and (ii) 210,248 shares of Common Stock (subject to adjustment for stock dividends, subdivisions or split-ups, or reclassifications) issuable upon conversion of 38,437 shares of Series A Preferred Stock to be outstanding following consummation of the Offering. See "Management -- Stock Option Plan" and "Description of Capital Stock."


                                  RISK FACTORS

     Investors should consider the material risk factors involved in connection with an investment in the Common Stock and the impact to investors from various events which could adversely affect the Company's business. See "Risk Factors."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth summary consolidated financial and operating data of the Company as of the dates and for the periods indicated. The summary consolidated financial data, as of December 31, 1994 and for the period from inception (June 3, 1994) to December 31, 1994 and as of and for the years ended December 31, 1995 and 1996, have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants. The summary consolidated financial data as of and for the nine months ended September 30, 1996 and 1997 are unaudited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The summary consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and related notes thereto, the Unaudited Pro Forma Consolidated Financial Statements of the Company and related notes thereto and the financial statements of Heritage and CCL and related notes thereto included elsewhere herein. The summary consolidated financial and operating data for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year or in the future.

                                                                                                    NINE MONTHS
                                                          PERIOD FROM        YEAR ENDED                ENDED
                                                          INCEPTION TO      DECEMBER 31,           SEPTEMBER 30,
                                                          DECEMBER 31,   -------------------     ------------------
                                                              1994        1995        1996        1996       1997
                                                          ------------   -------     -------     ------     -------
                                                                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Interest income.......................................    $   181      $ 3,053     $ 6,323     $4,755     $ 7,661
  Gain on sale of lease financing receivables...........         --        3,259(1)    3,456(2)   1,933(2)   12,625(2)
  Servicing income......................................          6          323       1,050        611       2,048
  Other income..........................................         --           16         535        322       1,363
                                                            -------      -------     -------     ------     -------
        Total revenues..................................        187        6,651      11,364      7,621      23,697
Expenses:
  Interest expense......................................        157        2,616       5,014      3,775       4,402
  Salaries and benefits.................................        312        1,346       1,987      1,151       4,730
  Provision for credit losses...........................         28          392         537        280       1,414
  Depreciation and amortization.........................          6          100         286        168         742
  Other general and administrative......................        522          803       1,531        928       3,586
                                                            -------      -------     -------     ------     -------
        Total expenses..................................      1,025        5,257       9,355      6,302      14,874
                                                            -------      -------     -------     ------     -------
Net income (loss) before provision (benefit) for income
  taxes.................................................       (838)       1,394       2,009      1,319       8,823
Provision (benefit) for income taxes....................       (323)         569         792        520       3,529
                                                            -------      -------     -------     ------     -------
Net income (loss).......................................    $  (515)     $   825     $ 1,217     $  799     $ 5,294
                                                            =======      =======     =======     ======     =======
Net income (loss) per common share and common equivalent
  shares................................................    $  (.08)     $   .13     $   .19     $  .13     $   .67
                                                            =======      =======     =======     ======     =======
Shares used in computing net income (loss) per common
  share(3)..............................................      6,308        6,436       5,991      6,115       7,850

                                                                      DECEMBER 31,
                                                              -----------------------------    SEPTEMBER 30,
                                                               1994       1995       1996          1997
                                                              -------    -------    -------    -------------
BALANCE SHEET DATA:
Assets:
  Lease financing receivables, net..........................  $29,856    $67,322    $61,270       $37,467
  Investment in trust certificates..........................       --         --      9,534         9,773
  Cash and cash equivalents.................................    2,305        876      2,598         7,118
  Goodwill and other intangible assets, net.................       --         --      3,615        17,461
  Marketable security.......................................       --         --         --         4,053
  Furniture and equipment, net..............................      130        262      1,049         3,033
  Other assets..............................................    1,261        884      1,276         2,067
                                                              -------    -------    -------       -------
        Total assets........................................  $33,552    $69,344    $79,342       $80,972
                                                              -------    -------    -------       -------
Liabilities and Stockholders' Equity:
  Warehouse credit facilities...............................  $23,437    $55,827    $52,380       $21,706
  Subordinated note payable.................................    9,000      9,000      9,000         1,000
  Other liabilities.........................................      630      3,207     11,818        22,780
                                                              -------    -------    -------       -------
        Total liabilities...................................   33,067     68,034     73,198        45,486
  Redeemable preferred stock................................       --         --      3,890         3,890
  Stockholders' equity......................................      485      1,310      2,254        31,596
                                                              -------    -------    -------       -------
        Total liabilities and stockholders' equity..........  $33,552    $69,344    $79,342       $80,972
                                                              -------    -------    -------       -------

                                                   (Footnotes on following page)

                                                          PERIOD FROM         YEAR ENDED          NINE MONTHS ENDED
                                                          INCEPTION TO       DECEMBER 31,           SEPTEMBER 30,
                                                          DECEMBER 31,    -------------------    --------------------
                                                              1994         1995        1996        1996      1997(4)
                                                          ------------    -------    --------    --------    --------
                                                                            (DOLLARS IN THOUSANDS)
OPERATING DATA:

Lease financing receivables acquired and originated:
  Private Label
    Number..............................................        123         2,733      10,988       5,422       8,676
    Average Interest Rate...............................       9.92%         9.78%       9.45%       9.46%       9.36%
    Principal Amount....................................    $ 4,492       $65,244    $161,137    $109,074    $148,956
  Broker
    Number(5)...........................................         --            --         371          15       1,791
    Average Interest Rate...............................         --%           --%      14.07%      14.81%      13.40%
    Principal Amount....................................    $    --       $    --    $ 10,543    $  1,075    $ 50,008
  Vendor
    Number(5)...........................................         --            --         203         105       1,331
    Average Interest Rate...............................         --%           --%      16.09%      15.04%      16.20%
    Principal Amount....................................    $    --       $    --    $  7,526    $  4,630    $ 50,158
  Total
    Number..............................................        123         2,733      11,562       5,542      11,798
    Average Interest Rate...............................       9.92%         9.78%      10.00%       9.60%      11.20%
    Principal Amount....................................    $ 4,492       $65,244    $179,206    $114,779    $249,122
Lease Financing receivables sold:
  Leases Sold in Securitizations........................    $    --       $    --    $152,000    $ 88,957    $288,159
  Leases Sold to Third Parties(6).......................    $    --       $24,400    $  7,501    $  2,758    $ 22,343
Leases Portfolio Serviced(7):
  Leases Serviced for Others
    Number..............................................        153           159       8,476       3,939      24,879
    Principal Amount....................................    $10,687       $ 9,675    $157,078    $ 82,357    $395,354
    Servicing Fee Income................................    $     6       $   323    $  1,050    $    611    $  2,048
  Total Leases Serviced
    Number..............................................      1,551         3,026      13,967       7,990      26,349
    Principal Amount....................................    $40,543       $77,204    $217,283    $160,345    $428,567
Credit Quality Statistics:
  Delinquencies (at period end)
    Gross Lease Receivables Serviced and Owned..........    $ 5,784       $83,687    $257,234    $192,945    $526,489
    31-60 days..........................................         --%         2.53%       2.40%       2.21%       1.85%
    61-90 days..........................................         --%         0.45%       0.78%       0.83%       0.49%
    91+ days............................................         --%         0.08%       0.33%       0.36%       0.47%
                                                            -------       -------    --------    --------    --------
        Total delinquencies.............................         --%         3.06%       3.51%       3.40%       2.81%
  Net Charge-offs
    Private Label
      Principal Amount..................................    $    --       $    --    $     25    $     --    $     99
      Net Charge-offs as a % of average receivables
        outstanding.....................................         --%           --%       0.02%         --%       0.04%
    Broker and Vendor (5)
      Principal Amount..................................    $    --       $    --    $     --    $     --    $     73
      Net Charge-offs as a % of average receivables
        outstanding.....................................         --%           --%         --%         --%       0.11%

---------------

(1) The gain on sale of lease financing receivables in 1995 related to the sale of a portfolio of leases which was purchased in December 1994. The aggregate book value of the leases sold was $24.4 million.
(2) The gain on sale of lease financing receivables in 1996 and 1997 related to leases sold in connection with the Company's securitization program.
(3) Net income (loss) per common share amounts are calculated based on net income (loss) allocated to common stockholders after preferred dividends divided by the weighted average number of shares of common stock and common stock equivalents outstanding, as adjusted for stock splits. Supplemental net income per share for the year ended December 31, 1996, was $.24, while supplemental net income per share for the nine months ended September 30, 1996 and 1997 was $.17 and $.64, respectively. The supplemental net income per share calculation gives effect to the issuance of 1,806,452 shares of Common Stock in the Company's initial public offering as if such issuance had occurred as of the beginning of the applicable period and the elimination of interest expense associated with repayment of outstanding debt with proceeds from the initial public offering, net of the income tax effect computed at the Company's effective income tax rate.
(4) Lease financing receivables acquired or originated during the nine months ended September 30, 1997 do not include approximately $44.6 million of leases acquired in connection with the Heritage acquisition. See
    "Business -- Recent Acquisitions."
(5) The Company established its Broker and Vendor programs in 1996 through the acquisitions of GIC in July 1996 and CCL in October 1996.
(6) Represents total leases sold to third parties outside the Company's securitization program. Leases sold to third parties in the year ended December 31, 1995 includes $24.4 million of leases sold through portfolio sales. See "Business -- Portfolio Acquisitions and Sales and Lease Sales to Third Parties."
(7) The number and principal amount of leases serviced for others and total leases serviced reflect period end statistics. The Company began servicing leases for others in December 1994. Accordingly, servicing fee income for the period from inception (June 3, 1994) through December 31, 1994 reflects limited servicing activity. The number and principal amount of leases serviced for others, and thus the Company's servicing fee income, increased significantly during 1996 and the nine months ended September 30, 1997 due to the Company's servicing responsibilities under its securitization program.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE INVESTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY. EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

DEPENDENCE ON SECURITIZATION TRANSACTIONS

     The Company sells a large percentage of the equipment leases it acquires and originates through the issuance of securities backed by such leases in securitization transactions or other structured finance techniques. In a securitization transaction, the Company sells and transfers a pool of leases to a wholly-owned, special purpose subsidiary of the Company. The special purpose subsidiary simultaneously sells and transfers an interest in the leases to a trust, which issues beneficial interests in the leases in the form of senior and subordinated securities and sells such securities through public offerings and private placement transactions. The Company generally retains the right to receive any excess cash flows of the trust, which right is represented by a trust certificate (the "Trust Certificate"). The gain on sale of leases sold through securitization transactions represented approximately 30% of the Company's revenues in 1996, and approximately 53% of the Company's revenues in the nine months ended September 30, 1997, and is expected to comprise a significant portion of the Company's revenues in future periods.

     The Company is dependent on securitizations for refinancing of amounts outstanding under its warehouse facilities, which the Company utilizes to acquire and originate additional leases. Several factors affect the Company's ability to complete securitizations, including conditions in the securities markets generally, conditions in the asset-backed securities markets, the credit quality of the Company's lease portfolio, compliance of the Company's leases with the eligibility requirements established in connection with the securitizations, the Company's ability to obtain third-party credit enhancement, the ability of the Company to adequately service its lease portfolio, and the absence of any material downgrading or withdrawal of ratings given to securities previously issued in the Company's securitizations. Any substantial reduction in the availability of the securitization market for the Company's leases or any adverse change in the terms of such securitizations could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Liquidity and Capital
Resources -- Securitization Transactions."

NON-REALIZATION OF INVESTMENT IN TRUST CERTIFICATES

     The cash flows available to the Trust Certificates are calculated as the difference between (a) cash flows received from the leases and (b) the sum of
(i) interest and principal payable to the holders of the senior and subordinated securities, (ii) trustee fees, (iii) third party credit enhancement fees, (iv) service fees, and (v) backup service fees. The Company's right to receive this excess cash flow is subject to certain conditions specified in the related trust documents designed to provide additional credit enhancement to holders of the senior and subordinated securities issued in the securitization. The Company estimates the expected levels of cash flows available to the Trust Certificate taking into consideration estimated prepayments, defaults, recoveries and other factors which may affect the cash flows available to the holder of the Trust Certificate. The cash flows ultimately available to the Trust Certificate are largely dependent upon the actual default rates and recovery levels experienced on the leases sold to the Trust. Losses incurred on leases held by the Trust are borne solely by the holder of the Trust Certificate. Because the Company, as holder of the Trust Certificates issued in its securitization transactions, is typically entitled to receive from 2.0% to 6.5% of the cash flows of the Trust yet bears the risk of loss on the entire portfolio of leases held by the Trust, relatively small fluctuations in default rates, recovery levels and other factors impacting cash flows of the leases could have a material adverse effect on the Company's ability to realize its recorded basis in the Trust Certificate. In such event, the Company would be required to reduce the carrying amount of its Trust Certificate and record a charge to earnings in the period in which the event occurred or became known to management.

ACQUISITION RISKS

     A key component of the Company's growth strategy is the acquisition of other equipment leasing companies. The inability of the Company to identify suitable acquisition candidates or to complete acquisitions on reasonable terms could adversely affect the Company's ability to grow its business. In addition, any acquisition made by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's financial condition and results of operations. The Company also may experience difficulties in the assimilation of the operations, services, products and personnel of acquired companies, an inability to sustain or improve the historical revenue levels of acquired companies, the diversion of management's attention from ongoing business operations, and the potential loss of key employees of such acquired companies. There can be no assurance that any future acquisitions will be consummated.

DEPENDENCE ON EXTERNAL FINANCING

     The Company funds a large percentage of the equipment leases that it acquires or originates through its warehouse facilities. The warehouse facilities are available to fund leases which satisfy eligibility criteria for inclusion in the Company's securitizations. Borrowings under the warehouse facilities are repaid with the proceeds received by the Company from securitization transactions. Any adverse impact on the Company's ability to complete securitizations could have a material adverse effect on the Company's ability to obtain or maintain warehouse facilities or the amount available under such facilities. Any failure by the Company to renew its existing warehouse facilities or obtain additional warehouse facilities or other financings with pricing, advance rates and other terms consistent with its existing facilities could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISK OF NEED FOR ADDITIONAL CAPITAL

     The structure of the Company's lease funding programs, along with the structure of the Company's warehouse facilities and securitization program, enabled the Company to generate positive cash flow from operations in 1996 and the nine months ended September 30, 1997. In the event that future market conditions adversely affect the terms of the Company's warehouse facilities or the structure of its securitization transactions, the Company may require additional capital to fund its operations. The Company also may require additional capital to finance future acquisitions.

INTEREST RATE RISKS

     Leases underwritten by the Company are non-cancelable and require payments to be made by the lessee at fixed rates for specified terms. The rates charged by the Company are based on interest rates prevailing in the market at the time of lease approval. Until the Company's leases are securitized or otherwise sold, the Company generally funds such leases under its warehouse facilities or from working capital. Should the Company be unable to securitize or otherwise sell leases with fixed rates within a reasonable period of time after funding, the Company's operating margins could be adversely affected by increases in interest rates. Moreover, increases in interest rates which cause the Company to raise the implicit rate charged to its customers could cause a reduction in demand for the Company's lease funding. The Company generally undertakes to hedge against the risk of interest rate increases when its equipment lease portfolio exceeds $10.0 million. Such hedging activities limit the Company's ability to participate in the benefits of lower interest rates with respect to the hedged portfolio of leases. In addition, there can be no assurance that the Company's hedging activities will adequately insulate the Company from interest rate risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON CREDITWORTHINESS OF LESSEES

     The Company specializes in acquiring and originating equipment leases with a purchase price of less than $250,000, generally involving small and mid-size commercial businesses located throughout the United States. Small business leases generally entail a greater risk of non-performance and higher delinquencies and losses than leases entered into with larger, more creditworthy lessees. Because of the Company's short operating history, only limited performance data is available with respect to leases funded by the Company. Thus, historical delinquency and loss statistics are not necessarily indicative of future performance. In addition, the vast majority of leases acquired or originated by the Company through December 31, 1996 were funded through the Company's Private Label program under which Sources provide the Company with credit protection through a combination of recourse and purchase price holdback features. During the nine months ended September 30, 1997, approximately 40% of the leases acquired or originated by the Company were funded through the Company's Broker and Vendor programs under which the Sources do not provide any credit protection to the Company. Management believes that increasingly larger percentages of the Company's lease originations in the future will be derived through its Broker and Vendor programs. The failure of the Company's lessees to comply with the terms of their leases will result in the inability of such leases to qualify to serve as collateral under the Company's warehouse facilities and securitization program and may have a material adverse effect on the Company's liquidity. Additionally, delinquencies and defaults experienced in excess of levels estimated by management in determining the Company's allowance for credit losses and in valuing the Company's right to receive excess cash flows under its securitization program could have a material adverse effect on the Company's ability to obtain financing and effect securitization transactions which may, in turn, have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company experiences significant fluctuations in quarterly operating results due to a number of factors, including, among others, the interest rate on the securities issued in connection with the Company's securitization transactions, variations in the volume of leases funded by the Company, differences between the Company's cost of funds and the average implicit yield to the Company on its leases prior to being securitized or otherwise sold, the effectiveness of the Company's hedging strategy, the degree to which the Company encounters competition in its markets and general economic conditions. As a result of these fluctuations, results for any one quarter should not be relied upon as being indicative of performance in future quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABILITY TO SUSTAIN INCREASING VOLUMES OF RECEIVABLES

     The Company's ability to sustain continued growth is dependent on its capacity to attract, evaluate, finance and service increasing volumes of leases of suitable yield and credit quality. Accomplishing this on a cost-effective basis is largely a function of the Company's ability to market its products effectively, to manage the credit evaluation process to assure adequate portfolio quality, to provide competent, attentive and efficient servicing and to maintain access to institutional financing sources to achieve an acceptable cost of funds for its financing programs. Any failure by the Company to market its products effectively, to maintain its portfolio quality, to effectively service its leases or to obtain institutional financing at reasonable rates would have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Credit Policies and Procedures" and "Business -- Servicing and Administration."

DEPENDENCE UPON KEY PERSONNEL

     The Company depends to a large extent upon the experience, abilities and continued efforts of its senior management, including the management of companies it has acquired. The Company has entered into employment agreements with its principal executive officers. The loss of the services of one or more of the key members of the Company's senior management could have a material adverse effect on the Company's financial condition and results of operations. The Company's future success also will depend upon its ability to attract and retain additional skilled management personnel necessary to support anticipated future growth. See "Management."

COMPETITION

     The financing of small ticket equipment is highly competitive. The Company competes for customers with a number of national, regional and local finance companies. In addition, the Company's competitors include those equipment manufacturers that finance the sale or lease of their products themselves and other traditional types of financial services companies, such as commercial banks and savings and loan associations, all of which provide financing for the purchase of equipment. Many of the Company's competitors and potential competitors possess substantially greater financial, marketing and operational resources than the Company. The Company's competitors and potential competitors include many larger, more established companies which may have a lower cost of funds than the Company and access to capital markets and to other funding sources which may be unavailable to the Company. See "Business -- Competition."

CONCENTRATION OF LEASE SOURCES AND CREDIT RISKS

     Although the Company's portfolio of leases includes lessees located throughout the United States, the Company acquires or originates a majority of its leases from Sources operating in five states: Texas, Florida, New York, New Jersey and California. The ability of the Company's lessees to honor their contracts may be substantially dependent on economic conditions in these states. All such leases are collateralized by the related equipment. The recourse and holdback provisions of the Private Label program mitigate, but do not eliminate, a significant portion of any economic risk not recoverable through the sale of the related equipment.

     Additionally, a substantial portion of the Company's leases are concentrated in certain industries, including the medical industry, the dental industry and the veterinary industry. To the extent that the economic or regulatory conditions prevalent in such industries change, the ability of the Company's lessees to honor their lease obligations may be adversely impacted.

     In the event that the Company's significant Sources were to substantially reduce the number of leases sold to the Company, and the Company was not able to replace the lost lease volume, such reduction could have a material adverse effect on the Company's financial condition and results of operations.

MANAGEMENT OF GROWTH

     The Company has grown dramatically since its inception in June 1994. The volume of leases acquired or originated by the Company was $4.5 million for the period from inception to December 31, 1994, $65.2 million for the year ended December 31, 1995, $179.2 million for the year ended December 31, 1996, and $249.1 million for the nine months ended September 30, 1997. This significant growth has placed, and if sustained will continue to place, a burden on the administrative and financial resources of the Company. Accordingly, the Company's future financial condition and results of operations will depend on management's ability to effectively manage future growth, the success of which cannot be assured. See "Business."

RESIDUAL VALUE RISK

     The Company retains a residual interest in the equipment covered by certain of its leases. The estimated fair market value of the equipment at the end of the contract term of the lease, if any, is reflected as an asset on the Company's balance sheet. The Company's results of operations depend, to some degree, upon its ability to realize these residual values. Realization of residual values depends on many factors, several of which are outside the Company's control, including general market conditions at the time of expiration of the lease, whether there has been unusual wear and tear on, or use of, the equipment, the cost of comparable new equipment, the extent, if any, to which the equipment has become technologically or economically obsolete during the contract term and the effects of any additional or amended government regulations. If, upon the expiration of a lease, the Company sells or refinances the underlying equipment and the amount realized is less than the recorded value of the residual interest in such equipment, a loss reflecting the difference will be recognized. Any failure by the Company to realize aggregate recorded residual values could have a material adverse effect on its financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Residual Interests in Underlying Equipment."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation ("Charter") and Amended and Restated Bylaws ("Bylaws") contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock, providing for a Board of Directors with staggered, three-year terms, requiring super-majority or class voting to effect certain amendments to the Charter and Bylaws and to approve certain business combinations, limiting the persons who may call special stockholders' meetings, and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. In addition, certain provisions of Delaware law may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. See "Description of Capital Stock -- Delaware Law and Certain Charter Provisions."

SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 11,488,766 shares of Common Stock outstanding. The 2,300,000 shares of Common Stock issued in the Company's initial public offering are, and the 3,400,000 shares of Common Stock offered hereby will be, freely tradeable without restriction or further registration under the Securities Act, except for shares sold by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. Following the expiration of the lock-up period described below, all of the remaining outstanding shares of Common Stock (other than approximately 715,115 shares of Common Stock issued in connection with acquisitions completed in the past 12 months) and the shares of Common Stock issuable upon conversion of the outstanding Series A Preferred Stock will be freely tradeable subject to the restrictions on resale imposed upon "affiliates" by Rule 144 under the Securities Act. The Company, its executive officers and directors, the Selling Stockholders and certain other stockholders of the Company have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, Common Stock for a period of 90 days commencing on the date of this Prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof in connection with the Company's stock option plans, provided that such options shall not vest or such shares shall not be transferable prior to the end of the 90-day period, and the issuance by the Company of capital stock in connection with acquisitions of lease finance companies, provided that such shares shall not be transferable prior to the end of the 90-day period. See "Shares Eligible for Future Sale" and "Underwriting."


LIMITED TRADING HISTORY OF COMMON STOCK; STOCK PRICE VOLATILITY


     The Common Stock was first publicly traded on May 15, 1997 after the Company's initial public offering of Common Stock to the public at $8.00 per share. Between May 15, 1997 and January 13, 1998, the sale price has ranged from a low of $8.38 per share to a high of $20.50 per share. The market price of the Common Stock may fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, the liquidity of the market for the Common Stock, investor perceptions of the Company and the equipment financing industry in general, changes in earnings estimates by analysts, sales of Common Stock by existing holders, loss of key personnel, general economic conditions and other factors. The market price for the Company's Common Stock may also be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Company's Common Stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's financial condition and results of operations. See "Price Range of Common Stock."

ABSENCE OF DIVIDENDS

     The Company intends to retain earnings to finance the growth and development of its business. Additionally, provisions in certain of the Company's credit facilities and the terms of the Preferred Stock contain certain restrictions on the Company's ability to pay dividends on its Common Stock. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be $34.9 million ($43.5 million if the Underwriters' over-allotment option is exercised in full), based upon the last reported sale price of the Common Stock on January 13, 1998 as reported by Nasdaq after deducting underwriting discounts and commissions and estimated offering expenses. Of these net proceeds, approximately $5.0 million will be used to repay the outstanding balance under the Subordinated Revolving Credit Facility (as defined herein). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The remaining net proceeds will be used to fund possible future acquisitions and for general corporate purposes, including repayment of amounts then outstanding under the Prudential On-Balance Sheet Facility (as defined herein) and the Company's lines of credit (the "Lines of Credit").



     The Subordinated Revolving Credit Facility bears interest at 11.00% per annum and expires in 2002. The Prudential On-Balance Sheet Facility bears interest at a floating rate equal to the 30-day LIBOR plus .80% and matures on October 31, 1998. The Lines of Credit bear interest at varying rates ranging from 8.25% to 12.50% and mature at varying dates from 1998 to 2002. Amounts borrowed under the Subordinated Revolving Credit Facility, the Prudential On-Balance Sheet Facility and the Lines of Credit were used to fund lease acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY


     The Company has never declared or paid any cash dividends on the Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, provisions in certain of the Company's credit facilities and the terms of the Series A Preferred Stock contain certain restrictions on the payment of dividends on the Common Stock. Holders of shares of Series A Preferred Stock are entitled to receive annual cash dividends of $1.86 per share, such dividends being payable annually as declared by the Board of Directors. See "Description of Capital Stock -- Series A Preferred Stock." Any future change in the Company's dividend policy will be made at the discretion of the Company's Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under the Company's credit agreements or rights of the Series A Preferred Stock, as well as other factors the Board of Directors may deem relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                          PRICE RANGE OF COMMON STOCK

     The Common Stock began trading on the Nasdaq National Market on May 15, 1997 under the symbol "FSFH." The following table sets forth the high and low sale prices of the Common Stock for the periods indicated, as reported by Nasdaq.


                                                               HIGH      LOW
                                                              ------    ------
1997
Second Quarter (beginning May 15)...........................  $11.25    $ 8.38
Third Quarter...............................................   20.25     10.50
Fourth Quarter..............................................   20.50     17.75
1998
First Quarter (through January 13)..........................   18.25     17.25



     On January 13, 1998, the last reported sale price of the Common Stock was $17.87 per share. As of October 31, 1997, there were approximately 25 holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997, and on an as adjusted basis to give effect to the sale of the shares of Common Stock offered hereby. The table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus.


                                                              AS OF SEPTEMBER 30, 1997
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    ------------
                                                                   (IN THOUSANDS)
Subordinated notes..........................................   $ 1,000       $ 1,000
Redeemable preferred stock(1)...............................     3,890         1,789
Stockholders' equity:
  Common Stock, $.01 par value per share, 25,000,000 shares
     authorized; 9,038,550 shares issued and outstanding;
     and 11,460,873 shares issued and outstanding, as
     adjusted(2)............................................        90           115
  Additional paid-in capital................................    24,862        62,754
  Retained earnings.........................................     6,644         6,644
                                                               -------       -------
          Total stockholders' equity........................    31,596        69,513
                                                               -------       -------
          Total capitalization..............................   $36,486       $72,302
                                                               =======       =======


---------------


(1) The Series A Preferred Stock is convertible at the holder's option into Common Stock at a conversion rate of 5.47 shares of Common Stock for each share of such Preferred Stock, such rate being subject to adjustment for stock dividends, subdivisions or split-ups, or reclassifications. On December 31, 2001 the Company must redeem all shares of Series A Preferred Stock then outstanding at a redemption price of $46.55 per share, together with all accrued and unpaid dividends. Assumes that 18,281 shares of Series A Preferred Stock have been converted into 100,000 shares of Common Stock prior to consummation of the Offering. See "Description of Capital
    Stock -- Series A Preferred Stock."



    In December 1997, all outstanding shares of the Company's Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock" and together with the Series A Preferred Stock, the "Preferred Stock") were converted into 238,989 shares of Common Stock. The Series B Preferred Stock was convertible at the holder's option into Common Stock at a conversion rate of 5.47 shares of Common Stock for each share of such Preferred Stock, such rate being subject to adjustment for stock dividends, subdivisions or split-ups, or reclassifications. The Series B Preferred Stock was subject to mandatory redemption by the Company on December 31, 2001 at a redemption price ranging from $57.22 to $28.61 per share, depending on how many shares of Series B Preferred Stock were released from escrow (subject to adjustment for any stock dividend, subdivision or split-up, or reverse stock split), together with all accrued and unpaid dividends. See "Description of Capital Stock -- Series B Preferred Stock."


(2) Excludes 1,032,320 shares of Common Stock issuable upon exercise of options granted under the Company's 1997 Stock Option Plan. See "Management -- Stock Option Plan." Also excludes 27,893 shares of Common Stock issued in connection with the acquisitions of Heritage Credit Services of Oregon, Inc. and All American Financial Services, Inc. in November 1997. See
    "Business -- Recent Acquisitions."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial and operating data of the Company as of the dates and for the periods indicated. The selected consolidated financial data, as of December 31, 1994 and for the period from inception (June 3, 1994) to December 31, 1994 and as of and for the years ended December 31, 1995 and 1996, have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data as of and for the nine months ended September 30, 1996 and 1997 are unaudited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The selected consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and related notes thereto, the Unaudited Pro Forma Consolidated Financial Statements of the Company and related notes thereto and the financial statements of Heritage and CCL and related notes thereto included elsewhere herein. The selected consolidated financial and operating data for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year or in the future.

                                                                                                       NINE MONTHS
                                                             PERIOD FROM        YEAR ENDED                ENDED
                                                             INCEPTION TO      DECEMBER 31,           SEPTEMBER 30,
                                                             DECEMBER 31,   -------------------     ------------------
                                                                 1994        1995        1996        1996       1997
                                                             ------------   -------     -------     ------     -------
                                                                   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Interest income..........................................    $   181      $ 3,053     $ 6,323     $4,755     $ 7,661
  Gain on sale of lease financing receivables..............         --        3,259(1)    3,456(2)   1,933(2)   12,625(2)
  Servicing income.........................................          6          323       1,050        611       2,048
  Other income.............................................         --           16         535        322       1,363
                                                               -------      -------     -------     ------     -------
        Total revenues.....................................        187        6,651      11,364      7,621      23,697
Expenses:
  Interest expense.........................................        157        2,616       5,014      3,775       4,402
  Salaries and benefits....................................        312        1,346       1,987      1,151       4,730
  Provision for credit losses..............................         28          392         537        280       1,414
  Depreciation and amortization............................          6          100         286        168         742
  Other general and administrative.........................        522          803       1,531        928       3,586
                                                               -------      -------     -------     ------     -------
        Total expenses.....................................      1,025        5,257       9,355      6,302      14,874
                                                               -------      -------     -------     ------     -------
Net income (loss) before provision (benefit) for income
  taxes....................................................       (838)       1,394       2,009      1,319       8,823
Provision (benefit) for income taxes.......................       (323)         569         792        520       3,529
                                                               -------      -------     -------     ------     -------
Net income (loss)..........................................    $  (515)     $   825     $ 1,217     $  799     $ 5,294
                                                               =======      =======     =======     ======     =======
Net income (loss) per common share and common equivalent
  shares...................................................    $  (.08)     $   .13     $   .19     $  .13     $   .67
                                                               =======      =======     =======     ======     =======
Shares used in computing net income (loss) per common
  share(3).................................................      6,308        6,436       5,991      6,115       7,850

                                                                         DECEMBER 31,
                                                                -------------------------------          SEPTEMBER 30,
                                                                 1994        1995        1996                1997
                                                                -------     -------     -------          -------------
BALANCE SHEET DATA (AT PERIOD END):
Assets:
  Lease financing receivables, net.........................     $29,856     $67,322     $61,270             $37,467
  Investment in Trust Certificates.........................          --          --       9,534               9,773
  Cash and cash equivalents................................       2,305         876       2,598               7,118
  Goodwill and other intangible assets, net................          --          --       3,615              17,461
  Marketable security......................................          --          --          --               4,053
  Furniture and equipment, net.............................         130         262       1,049               3,033
  Other assets.............................................       1,261         884       1,276               2,067
                                                                -------     -------     -------             -------
        Total assets.......................................     $33,552     $69,344     $79,342             $80,972
                                                                =======     =======     =======             =======
Liabilities and Stockholders' Equity:
  Warehouse credit facilities..............................     $23,437     $55,827     $52,380             $21,706
  Subordinated note payable................................       9,000       9,000       9,000               1,000
  Other liabilities........................................         630       3,207      11,818              22,780
                                                                -------     -------     -------             -------
        Total liabilities..................................      33,067      68,034      73,198              45,486
  Redeemable preferred stock...............................          --          --       3,890               3,890
  Stockholders' equity.....................................         485       1,310       2,254              31,596
                                                                -------     -------     -------             -------
        Total liabilities and stockholders' equity.........     $33,552     $69,344     $79,342             $80,972
                                                                =======     =======     =======             =======

                                                   (Footnotes on following page)

                                                          PERIOD FROM         YEAR ENDED          NINE MONTHS ENDED
                                                          INCEPTION TO       DECEMBER 31,           SEPTEMBER 30,
                                                          DECEMBER 31,    -------------------    --------------------
                                                              1994         1995        1996        1996      1997(4)
                                                          ------------    -------    --------    --------    --------
                                                                            (DOLLARS IN THOUSANDS)
OPERATING DATA:

Lease financing receivables acquired and originated:
  Private Label
    Number..............................................        123         2,733      10,988       5,422       8,676
    Average Interest Rate...............................       9.92%         9.78%       9.45%       9.46%       9.36%
    Principal Amount....................................    $ 4,492       $65,244    $161,137    $109,074    $148,956
  Broker
    Number(5)...........................................         --            --         371          15       1,791
    Average Interest Rate...............................         --%           --%      14.07%      14.81%      13.40%
    Principal Amount....................................    $    --       $    --    $ 10,543    $  1,075    $ 50,008
  Vendor
    Number(5)...........................................         --            --         203         105       1,331
    Average Interest Rate...............................         --%           --%      16.09%      15.04%      16.20%
    Principal Amount....................................    $    --       $    --    $  7,526    $  4,630    $ 50,158
  Total
    Number..............................................        123         2,733      11,562       5,542      11,798
    Average Interest Rate...............................       9.92%         9.78%      10.00%       9.60%      11.20%
    Principal Amount....................................    $ 4,492       $65,244    $179,206    $114,779    $249,122
Lease Financing receivables sold:
    Leases Sold in Securitizations......................    $    --       $    --    $152,000    $ 88,957    $288,159
    Leases Sold to Third Parties(6).....................    $    --       $24,400    $  7,501    $  2,758    $ 22,343
Leases Portfolio Serviced(7):
  Leases Serviced for Others
    Number..............................................        153           159       8,476       3,939      24,879
    Principal Amount....................................    $10,687       $ 9,675    $157,078    $ 82,357    $395,354
    Servicing Fee Income................................    $     6       $   323    $  1,050    $    611    $  2,048
  Total Leases Serviced
    Number..............................................      1,551         3,026      13,967       7,990      26,349
    Principal Amount....................................    $40,543       $77,204    $217,283    $160,345    $428,567
Credit Quality Statistics:
  Delinquencies (at period end)
    Gross Lease Receivables Serviced and Owned..........    $ 5,784       $83,687    $257,234    $192,945    $526,489
    31-60 days..........................................         --%         2.53%       2.40%       2.21%       1.85%
    61-90 days..........................................         --%         0.45%       0.78%       0.83%       0.49%
    91+ days............................................         --%         0.08%       0.33%       0.36%       0.47%
                                                            -------       -------    --------    --------    --------
        Total delinquencies.............................         --%         3.06%       3.51%       3.40%       2.81%
  Net Charge-offs
    Private Label
      Principal Amount..................................    $    --       $    --    $     25    $     --    $     99
      Net Charge-offs as a % of average receivables
        outstanding.....................................         --%           --%       0.02%         --%       0.04%
    Broker and Vendor (5)
      Principal Amount..................................    $    --       $    --    $     --    $     --    $     73
      Net Charge-offs as a % of average receivables
        outstanding.....................................         --%           --%         --%         --%       0.11%

---------------

(1) The gain on sale of lease financing receivables in 1995 related to the sale of a portfolio of leases which was purchased in December 1994. The aggregate book value of the leases sold was $24.4 million.
(2) The gain on sale of lease financing receivables in 1996 and 1997 related to leases sold in connection with the Company's securitization program.
(3) Net income (loss) per common share amounts are calculated based on net income (loss) allocated to common stockholders after preferred dividends divided by the weighted average number of shares of common stock and common stock equivalents outstanding, as adjusted for stock splits. Supplemental net income per share for the year ended December 31, 1996, was $.24, while supplemental net income per share for the nine months ended September 30, 1996 and 1997 was $.17 and $.64, respectively. The supplemental net income per share calculation gives effect to the issuance of 1,806,452 shares of Common Stock in the Company's initial public offering as if such issuance had occurred as of the beginning of the applicable period and the elimination of interest expense associated with repayment of outstanding debt with proceeds from the initial public offering, net of the income tax effect computed at the Company's effective income tax rate.
(4) Lease financing receivables acquired or originated during the nine months ended September 30, 1997 do not include approximately $44.6 million of leases acquired in connection with the Heritage acquisition. See
    "Business -- Recent Acquisitions."
(5) The Company established its Broker and Vendor programs in 1996 through the acquisitions of GIC in July 1996 and CCL in October 1996.
(6) Represents total leases sold to third parties outside the Company's securitization program. Leases sold to third parties in the year ended December 31, 1995 includes $24.4 million of leases sold through portfolio sales. See "Business -- Portfolio Acquisitions and Sales and Lease Sales to Third Parties."
(7) The number and principal amount of leases serviced for others and total leases serviced reflect period end statistics. The Company began servicing leases for others in December 1994. Accordingly, servicing fee income for the period from inception (June 3, 1994) through December 31, 1994 reflects limited servicing activity. The number and principal amount of leases serviced for others, and thus the Company's servicing fee income, increased significantly during 1996 and the nine months ended September 30, 1997 due to the Company's servicing responsibilities under its securitization program.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a specialized finance company that acquires and originates, sells and services equipment leases. The Company initially funds the acquisition or origination of its leases through its warehouse credit facilities or from working capital and, upon achieving a sufficient portfolio size, sells such receivables in the public and private markets, principally through its securitization program. Management believes that its significant experience in asset-backed securitization transactions and extensive relationships with financing sources has allowed the Company to achieve a lower cost of funds and ultimately a wider spread upon securitization of its equipment leases than many of its competitors. The structure of the Company's lease funding programs (including the recourse and purchase price holdback features of the Private Label program described below), along with the structure of the Company's warehouse facilities and securitization program, enabled the Company to generate positive cash flow from operations in 1996 and the nine months ended September 30, 1997.

     The Company commenced operations in June 1994 and initially developed a program to purchase leases from leasing companies which had the ability to originate significant lease volume and were willing and able to provide credit protection to the Company and perform certain servicing functions on an ongoing basis with respect to such leases. This program, referred to by the Company as its "Private Label" program, was designed to provide the Company with access to high volumes of leases eligible for the securitization market, while minimizing the risk of loss to the Company. In a typical Private Label transaction, the Company purchases leases from the Private Label Source and receives a security interest in the underlying equipment. Each Private Label Source provides credit protection to the Company through a combination of recourse and purchase price holdback features and performs certain labor-intensive servicing functions with respect to the leases sold to the Company, such as credit collection, equipment repossession and liquidation functions. Generally, the Company receives and processes all lease payments on leases purchased by it under the Private Label program. See "Business -- Lease Funding Programs -- Private Label."

     The Company's yields generated under the Private Label program are generally lower than those generated under the Company's Broker and Vendor programs because of the credit protection afforded the Company and the reduced level of servicing required of the Company. The weighted average yield to the Company on leases funded through the Private Label program from inception through September 30, 1997 was 9.48%. The Company has experienced significant growth in its Private Label program. The volume of leases purchased by the Company pursuant to its Private Label program was $4.5 million in 1994, $65.2 million in 1995, $161.1 million in 1996 and $149.0 million in the nine months ended September 30, 1997.

     In 1996, as part of its growth strategy, the Company began targeting additional sources of lease volume from small ticket lease brokers which were unable or unwilling to provide the credit protection or perform the servicing functions required under the Private Label program and through relationships with vendors of equipment. The Company established its Broker and Vendor programs in 1996 through the strategic acquisitions of GIC in July 1996 and CCL in October 1996. In a typical Broker or Vendor arrangement, leases are originated by the Company without recourse to the Source. The Company also performs all servicing functions on leases acquired or originated under its Broker and Vendor programs. As a result, the Company's yields are higher than those on its Private Label leases. The weighted average yields to the Company on leases funded pursuant to its Broker and Vendor programs were 14.07% and 16.09%, respectively, in 1996 and 13.40% and 16.20%, respectively, in the nine months ended September 30, 1997.

     The volume of leases funded by the Company pursuant to its Broker and Vendor programs was $10.5 million and $7.5 million, respectively, in 1996 and $50.0 million and $50.2 million, respectively, in the nine months ended September 30, 1997. Management intends to continue to pursue opportunities to acquire additional small ticket leasing companies with broker and vendor operations and believes that a larger percentage of the Company's revenues in the future will be derived from such broker and vendor Sources.

     In addition to its Private Label, Broker and Vendor programs, the Company has in the past generated, and may in the future generate, gain on sale income through the acquisition of lease portfolios and the subsequent sale of such portfolios at a premium. In December 1994, the Company acquired a portfolio of leases for $25.4 million. In February 1995, the Company sold the majority of the leases in such portfolio for total consideration of $27.7 million. The Company realized a pre-tax gain on sale of portfolio leases of $3.3 million in connection with such sale, net of related closing expenses. No portfolio sales were made in 1996. See "Business -- Portfolio Acquisitions and Sales."

     The Company also generates gain on sale income from the sale of leases to third party financing sources for cash. During the nine months ended September 30, 1997, the Company sold leases to third parties for aggregate consideration of $22.3 million. The Company realized an aggregate pre-tax gain on sale of $1.0 million in connection with such sales.

     The leases acquired or originated by the Company are non-cancelable for a specified term during which the Company generally receives scheduled payments sufficient, in the aggregate, to cover the Company's borrowing costs and the costs of the underlying equipment, and to provide the Company with an appropriate profit margin. The non-cancelable term of each lease is equal to or less than the equipment's estimated economic life. Initial terms of the leases in the Company's portfolio generally range from 12 to 84 months, with a weighted average initial term of 56 months as of September 30, 1997. Certain of the leases acquired or originated by the Company carry a $1.00 buy-out provision upon maturity of the lease.

     As a fundamental part of its business and financing strategy, the Company sells the leases it acquires or originates through securitization transactions and other structured finance transactions. In a securitization transaction, the Company sells and transfers a pool of leases to a wholly-owned, special purpose subsidiary of the Company. The special purpose subsidiary simultaneously sells and transfers an interest in the leases to a trust, which issues beneficial interests in the leases in the form of senior securities (the "Class A Certificates") and subordinated securities (the "Class B-1 Certificates" and "Class B-2 Certificates") and sells such senior and subordinated securities in the public and private markets. The Company generally retains the right to receive any excess cash flows of the trust, which right is represented by the Trust Certificate.

     Securities issued by the Company in its securitization transactions are credit enhanced through a combination of (i) a financial guaranty insurance policy which guarantees the holders of Class A Certificates the timely payment of interest and the payment of principal at maturity; (ii) the terms of the subordinated securities which provide that, in certain default and performance deficiency situations, cash flows that would otherwise be allocated to holders of Class B-1 Certificates and Class B-2 Certificates will be allocated to holders of Class A Certificates; and (iii) the terms of the Trust Certificate, which provide that in certain default and performance deficiency situations, excess cash flows that would otherwise be allocated to the Company will be allocated to the holders of Class A Certificates, Class B-1 Certificates and Class B-2 Certificates.

     The Company funds the initial acquisition and origination of a large percentage of its leases through its warehouse facilities. Each such facility contemplates that the lease receivables financed thereunder will be refinanced through the Company's securitization program or other structured finance transactions.

  Relocation of Operations Center


     In order to consolidate its operations and maximize administrative efficiencies, the Company intends to relocate its operations center from Jupiter, Florida to its headquarters in Houston, Texas beginning in the fourth quarter of 1997. In connection therewith, the Company expects to incur a one-time pre-tax restructuring charge of approximately $1.5 million, primarily attributable to personnel related costs.


  Certain Accounting Considerations

     Substantially all of the leases acquired or originated by the Company are "direct financing" leases in that they transfer substantially all of the benefits and risks of equipment ownership to the lessee. A lease is classified as a direct financing lease if the collection of the minimum lease payments is reasonably predictable, no significant uncertainties exist relating to unreimbursable costs yet to be incurred by the lessor under the lease and the lease meets one of the following criteria: (i) ownership of the property is transferred to the lessee at the end of the lease term; (ii) the lease contains a bargain purchase option;
(iii) the term of the lease is at least equal to 75% of the estimated economic life of the leased equipment; or (iv) the present value of the minimum lease payments is at least equal to 90% of the fair value of the leased equipment at the inception of the lease. Because the Company's leases are classified as direct financing leases, the Company records total lease rentals, estimated unguaranteed residual value and initial direct costs as the gross investment in the lease. The difference between the gross investment in the lease and the cost of the leased equipment is defined as "unearned income." Interest income is recognized over the term of the lease by amortizing the unearned income and deferred initial direct costs using the interest method.

     Management evaluates the collectibility of its leases based on the level of recourse provided, if any, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses for leases which are considered impaired during the period from the funding of the leases through the date such leases are sold through the Company's securitization program. Estimated losses on leases that are considered impaired and have been sold through the Company's securitization program are taken into consideration in the valuation of the Company's investment in the Trust Certificate retained in the securitization transaction. See "Business -- Exposure to Credit Losses."

     As previously discussed, the Company sells a large percentage of the leases it acquires or originates through securitization transactions and other structured finance techniques. In a securitization transaction, the Company sells and transfers a pool of leases to a wholly-owned, bankruptcy remote special purpose subsidiary of the Company. This subsidiary in turn simultaneously sells and transfers its interest in the leases to a trust which issues beneficial interests in the leases in the form of senior and subordinated securities. The Company generally retains the right to receive the Trust Certificate.

     Gain on sale of leases sold through securitization transactions is recorded as the difference between the proceeds received from the sale of senior and subordinated securities, net of related issuance expenses, and the cost basis of the leases allocated to the securities sold. The cost basis of the leases is allocated to the senior and subordinated securities and the Trust Certificate on a relative fair value basis on the date of sale. The fair value of the senior and subordinated securities is based on the price at which such securities are sold through public offerings and private placement transactions, while the fair value of the Trust Certificate is based on the Company's estimate of its fair value using a discounted cash flow approach.

     The cash flows available to the Trust Certificates are calculated as the difference between (a) cash flows received from the leases and (b) the sum of
(i) interest and principal payable to the holders of the senior and subordinated securities, (ii) trustee fees, (iii) third party credit enhancement fees, (iv) service fees, and (v) backup service fees. The Company's right to receive this excess cash flow is subject to certain conditions specified in the related trust documents designed to provide additional credit enhancement to holders of the senior and subordinated securities issued in the securitization. The Company estimates the expected levels of cash flows available to the Trust Certificate taking into consideration estimated prepayments, defaults, recoveries and other factors which may affect the cash flows available to the holder of the Trust Certificate. The cash flows ultimately available to the Trust Certificate are largely dependent upon the actual default rates and recovery levels experienced on the leases sold to the Trust. Losses incurred on leases held by the Trust are borne solely by the holder of the Trust Certificate to the extent of the holder's investment in the Trust Certificate. Because the Company, as holder of the Trust Certificates issued in its securitization transactions, is typically entitled to receive from 2.0% to 6.5% of the cash flows of the Trust yet bears the risk of loss on the entire portfolio of leases held by the Trust, relatively small fluctuations in default rates, recovery levels and other factors impacting cash flows of the leases could have a material adverse effect on the Company's ability to realize its recorded basis in the Trust Certificate. In such event, the Company would be required to reduce the carrying amount of its Trust Certificates and record a charge to earnings in the period in which the event occurred or became known to management.

     Gain on sale of leases is calculated as the difference between the proceeds received, net of related selling expenses, and the carrying amount of the related leases, adjusted for ongoing recourse obligations of the Company, if any.

     The Company generally retains the right to service the leases it sells through securitization transactions and receives a fee for performing such services, as well as late charges applicable to the leases.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 is effective, and the Company adopted its provisions, for transactions occurring after December 31, 1996. Among other things, SFAS No. 125 requires that servicing assets and other retained interests in transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on relative fair values at the date of transfer. Under SFAS No. 125, the Company records a servicing asset representing the excess of estimated fees to be received over expenses to be incurred in servicing leases sold through the Company's securitization program. The effect in 1997 compared with the prior accounting method used has been to decrease the cost basis allocable to the senior and subordinated securities and the Trust Certificate issued in connection with the Company's securitization transactions. The reduced basis allocated to the senior and subordinated securities has resulted in greater gains being recorded upon sale of the leases than was provided for under accounting pronouncements applicable through December 31, 1996, as well as reduced servicing income generated from leases sold after December 31, 1996 as a result of the amortization of the servicing asset recorded upon the sale.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996


     During the nine months ended September 30, 1997 and 1996, the Company sold leases with an aggregate principal balance of $288.2 million and $89.0 million, respectively, net of unearned income, through the Company's securitization program. The Company recognized gains of $12.6 million and $1.9 million, respectively, upon such sales and retained Trust Certificates in the related trusts with an allocated cost basis of $3.0 million and $4.7 million, respectively. Gains recognized upon sales of leases increased as a percentage of leases sold from 2.1% for the nine months ended September 30, 1996, to 4.4% for the nine months ended September 30, 1997. The increase was directly attributable to an increase in the weighted average interest rate of leases sold as a result of the inclusion of higher yielding leases acquired pursuant to the Company's Broker and Vendor programs and a decrease in the level of Trust Certificates the Company was required to retain in the securitization trusts.


     Interest income increased $2.9 million, or 61%, from $4.8 million for the nine months ended September 30, 1996 to $7.7 million for the nine months ended September 30, 1997. The increase was primarily related to $1.8 million of interest income recognized during the nine months ended September 30, 1997 on Trust Certificates retained by the Company in securitization transactions. The remaining difference was the result of a 25% increase in the average rate earned on the leases, partially offset by a 6% decrease in the average lease receivable balance outstanding during the period. The increase in the average rate earned on the leases was directly attributable to the formation of the Company's Broker and Vendor programs in July 1996.

     Servicing income increased $1.4 million, or 235%, from $611,000 for the nine months ended September 30, 1996 to $2.0 million for the nine months ended September 30, 1997. Such increase was primarily attributable to servicing fees received from the Company's securitization transactions, the first of which took place in May 1996. Total assets serviced rose to $395.0 million as of September 30, 1997, compared with $82.0 million as of September 30, 1996.

     Interest expense increased $627,000, or 17%, from $3.8 million for the nine months ended September 30, 1996 to $4.4 million for the nine months ended September 30, 1997. Such increase was primarily due to a 23% increase in the average balance outstanding under the Company's warehouse facilities.

     Salaries and benefits increased $3.5 million, or 311%, from $1.2 million for the nine months ended September 30, 1996 to $4.7 million for the nine months ended September 30, 1997. Such increase was primarily related to a 420% increase in the number of people employed by the Company from September 30, 1996 to September 30, 1997. The increase in the number of employees was directly related to the acquisitions of nine companies from July 1996 through September 1997. In addition, salaries and benefits have increased due to the higher level of servicing required as a result of the formation of the Company's Broker and Vendor programs in July 1996.


     Provision for credit losses increased $1.1 million, or 405%, from $280,000 for the nine months ended September 30, 1996 to $1.4 million for the nine months ended September 30, 1997. The increase was primarily due to the origination of $100.2 million of leases under the Company's Broker and Vendor programs during the nine months ended September 30, 1997, which have a greater exposure to credit losses than leases originated under the Company's Private Label program, which provide for recourse to the Private Label Source. To a lesser extent, the increase in the provision for credit losses was also attributable to a 37% increase in leases originated under the Private Label program from $109.1 million for the nine months ended September 30, 1996 to $149.0 million for the nine months ended September 30, 1997.



     Depreciation and amortization increased $574,000, from $168,000 for the nine months ended September 30, 1996 to $742,000 for the nine months ended September 30, 1997. Such increase was primarily attributable to a 585% increase in goodwill and other intangible assets resulting from the acquisitions referred to above as well as a 360% increase in fixed assets owned at September 30, 1997.


     Other general and administrative expenses increased $2.7 million, or 286%, from $900,000 for the nine months ended September 30, 1996 to $3.6 million for the nine months ended September 30, 1997. Such increase was primarily attributable to the general expansion of the Company's business and the acquisitions referred to above.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1996

     Interest income increased $3.3 million, or 107%, from $3.1 million for the year ended December 31, 1995 to $6.3 million for the year ended December 31, 1996. The increase was primarily attributable to a 90% increase in average lease receivable balance outstanding ($659,000 of interest income was recognized on higher yielding leases originated under the Company's Broker and Vendor programs which began in July 1996) and $573,000 recognized on subordinated securities retained by the Company in its May and November 1996 securitization transactions.

     Gain on sale of lease financing receivables increased $197,000, or 6%, from $3.3 million for the year ended December 31, 1995 to $3.5 million for the year ended December 31, 1996. The gain on sale of lease financing receivables recognized in 1996 reflects the net profit resulting from the Company's two 1996 securitization transactions. The leases securitized in 1996 were acquired through the Company's Private Label program. The $3.3 million gain on sale of lease financing receivables recognized in 1995 resulted from the sale of a lease portfolio acquired at a discount from a third party in 1994.

     Servicing income increased $727,000, or 225%, from $323,000 for the year ended December 31, 1995 to $1.1 million for the year ended December 31, 1996. Such increase was primarily attributable to servicing fees received from the Company's two 1996 securitization transactions. At December 31, 1995, the Company serviced 159 leases for others with an aggregate principal amount of $9.7 million. At December 31, 1996, the Company serviced 8,476 leases with an aggregate principal amount of $157.1 million.

     Other income increased $519,000 from $16,000 for the year ended December 31, 1995 to $535,000 for the year ended December 31, 1996. Such increase was primarily attributable to brokerage fees received on transactions brokered to third parties by the Company subsequent to its acquisition of GIC in fulfillment of an existing contractual obligation of GIC.

     Interest expense increased $2.4 million, or 92%, from $2.6 million for the year ended December 31, 1995 to $5.0 million for the year ended December 31, 1996. Such increase was due to an increase in the average balance outstanding under the Company's warehouse facilities, which borrowings were used to finance the significant increase in leases acquired or originated by the Company in 1996. In 1996, the Company acquired or originated $179.2 million of leases, as compared to $65.2 million in 1995.

     Salaries and benefits increased $641,000, or 48%, from $1.3 million for the year ended December 31, 1995 to $2.0 million for the year ended December 31, 1996. Such increase was primarily attributable to a general expansion of the Company's business and an increase in the number of employees resulting from the acquisitions of GIC and CCL. In addition, due to the higher level of servicing responsibility assumed by the Company in connection with its Broker and Vendor programs, salaries and benefits are higher as a percentage of lease volumes than under the Company's Private Label program.

     Provision for credit losses increased $145,000, or 37%, from $392,000 for the year ended December 31, 1995 to $537,000 for the year ended December 31, 1996. Such increase was primarily attributable to the increase in the amount of leases acquired or originated by the Company in 1996.

     Depreciation and amortization increased $186,000, or 186%, from $100,000 for the year ended December 31, 1995 to $286,000 for the year ended December 31, 1996. Such increase was primarily attributable to a 300% increase in fixed assets owned during 1996, as well as amortization of goodwill and other intangible assets resulting from the acquisitions of GIC and CCL.

     Other general and administrative expenses increased $728,000, or 91%, from $803,000 for the year ended December 31, 1995 to $1.5 million for the year ended December 31, 1996. Such increase was primarily attributable to the general expansion of the Company's business and the acquisitions of GIC and CCL.

  Period from Inception, June 3, 1994, through December 31, 1994
  Compared to Year Ended December 31, 1995

     Operations of the Company for the period from inception, June 3, 1994, through December 31, 1994, were limited and primarily focused on establishing the Company's Private Label program, developing its lease accounting and servicing system, establishing its warehouse facilities to be used to finance the acquisition or origination of leases and developing its overall corporate infrastructure. The only significant activity which occurred in 1994 was the acquisition of a lease portfolio for $25.4 million in December 1994 at a discount. In January 1995, the Company sold such portfolio and recognized a gain on sale of $3.3 million. Total revenues for the period ended December 31, 1994 were only $187,000. The Company had total assets of $33.5 million and four employees at December 31, 1994. Accordingly, management believes that further comparison of 1994 results with results for the year ended December 31, 1995 is not meaningful.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's lease finance business is capital intensive and requires access to substantial short-term and long-term credit to fund new equipment leases. Since inception, the Company has funded its operations primarily through sales of leases, borrowings under its warehouse facilities, sales of equity to the Company's existing stockholders and through its three securitization transactions completed in 1996 and 1997. The Company expects to continue to require access to significant additional capital to maintain and expand its volume of leases funded. The Company also expects to require additional capital to continue its acquisitions of equipment leasing companies.

     The Company's uses of cash include the acquisition and origination of equipment leases, payment of interest expenses, repayment of borrowings under its warehouse facilities, operating and administrative expenses, income taxes and capital expenditures. The structure of the Company's lease funding programs (including the holdback and recourse features of the Private Label program described under "Business -- Exposure to Credit Losses"), along with the structure of the Company's warehouse facilities and securitization program, enabled the Company to generate positive cash flow from operations in 1996 and the nine months ended September 30, 1997.


     The Company utilizes both on-balance sheet and securitized warehouse facilities (described below) to fund the acquisition and origination of leases that satisfy the eligibility requirements established pursuant to each facility. The Company maintains four warehouse facilities, two with Prudential Securities Credit Corp. ("Prudential") and two with First Union National Bank of North Carolina ("First Union"). As of December 30, 1997, the total capacity under such facilities was $305.0 million, with $144.0 million outstanding. However, the Company has received a commitment letter from First Union that would increase the aggregate capacity under such facilities to $400.0 million. The Company's warehouse facilities provide the Company with advance rates that generally do not require the Company to utilize its capital during the period that lease receivables are financed under such facilities. The liquidity provided under each warehouse facility is interim in nature and lease receivables funded thereunder are generally refinanced or resold through the Company's securitization program within six to twelve months.


     To date, proceeds received by the Company in its securitization transactions have generally been sufficient to repay amounts financed under the warehouse facilities, as well as issuance expenses. In addition to the proceeds received upon closing of the sale of the securitized leases, securitization transactions generate cash flow from ongoing servicing and other fees, including late charges on securitized equipment leases, and excess cash flow distributions from the Trust Certificates retained by the Company and other assets of the trust once the securities are retired. The Company structures its securitization transactions to qualify as financings for income tax purposes. Therefore, no income tax is payable in the current period on the gain recognized. The Company anticipates that future sales of its equipment leases will be principally through securitization transactions or other structured finance techniques and, to a lesser extent, through portfolio sales and sales to third party financing sources.

     The Company believes that existing cash and investment balances, cash flow from its operations, the net proceeds of the Offering, the net proceeds from future securitization transactions and amounts available under its warehouse facilities will be sufficient to fund the Company's operations for the foreseeable future.

  Warehouse Facilities

     Securitized Warehouse Facilities


     The Company currently maintains three securitized warehouse facilities. In March 1997 the Company entered into a facility with Prudential (the "Prudential Securitized Warehouse Facility") and in June 1997 the Company entered into two separate facilities with First Union (the "First Union Securitized Warehouse Facilities"). As of December 30, 1997, the total amount available under the Prudential Securitized Warehouse Facility was $150.0 million. As of December 30, 1997, the total amount available under the First Union Securitized Warehouse Facilities was $105.0 million. However, the Company has received a commitment letter from First Union to increase the total amount available under the First Union Securitized Warehouse Facilities to $200.0 million. The structure of all of the facilities is essentially the same. The facilities allow the Company to transfer and sell equipment lease receivables to a trust. The trust issues two certificates of beneficial interest: a senior certificate which is owned by either Prudential or First Union, as the case may be, and a residual certificate which is owned by the Company's special purpose subsidiary.



     As of December 30, 1997, the amount of Prudential's investment in the senior certificate was $3.3 million and the amount of First Union's investment in senior certificates was $94.3 million. The Prudential certificate had a stated return equal to the 30 day LIBOR plus .75% and the First Union certificates had a stated return equal to the 30 day LIBOR or the Commercial Paper rate plus .74%.


     The Prudential Securitized Warehouse Facility and the First Union Securitized Warehouse Facilities provide several significant advantages to the Company, including (i) favorable interest rates, (ii) allowing the Company to recognize gain on sale of lease receivables on an on-going basis, at the time such receivables are transferred to such facility, rather than at the time of permanent securitization, thus reducing the degree to which the Company's quarterly results might fluctuate due to the timing of permanent securitizations and (iii) providing greater flexibility with respect to the timing and size of permanent securitizations, thereby reducing related transaction costs.

     The equipment lease receivables included in the Prudential Securitized Warehouse Facility and the First Union Securitized Facilities may be transferred by the trust to other trusts in which the Company has a minority interest.


     On September 10, 1997, substantially all of the amounts then outstanding on the certificates issued under the Prudential Securitized Warehouse Facility and the First Union Securitized Warehouse Facilities were sold by the Trusts as the equipment lease receivables included in these facilities were transferred to the First Sierra Equipment Contract Trust 1997-1 in conjunction with the Company's public securitization transaction.

     On-Balance Sheet Warehouse Facilities


     On September 30, 1997, the Company entered into an on-balance sheet warehouse facility with Prudential (the "Prudential On-Balance Sheet Facility") which currently provides for $50.0 million of additional warehouse funding. As of December 30, 1997, $49.7 million was outstanding under the Prudential On-Balance Sheet Facility. The Prudential On-Balance Sheet Facility bears interest at a floating rate equal to the 30-day LIBOR plus .80% and matures on October 31, 1998.


     On June 1, 1997, the Company entered into a warehouse facility with Dresdner Bank AG, New York Branch and ContiFinancial Corporation (the "Dresdner On-Balance Sheet Facility") that provided the Company with up to $50.0 million of additional warehouse funding. The Company borrowed $48.2 million under the Dresdner On-Balance Sheet Facility. All amounts outstanding under the Dresdner On-Balance Sheet Facility were repaid with funds received from the securitization transaction completed by the Company on September 10, 1997 and the facility terminated on that date. Borrowings under the Dresdner On-Balance Sheet Facility bore interest at a floating rate equal to the 30-day LIBOR plus 1.25%.

  Securitization Transactions


     As of December 30, 1997, the Company had completed three securitization transactions involving lease receivables aggregating $378.0 million. The Series 1996-1 and 1996-2 transactions were completed in 1996 and the Series 1997-1 transaction was completed in September 1997. In connection with the Series 1996-1 and 1996-2 transactions, Class A certificates, rated AAA by Standard and Poor's, Aaa by Moody's Investor Services and AAA by Duff & Phelps Credit Rating Co., were sold in the public market. The Class B-1 and Class B-2 Certificates were rated BBB and BB, respectively, by Duff & Phelps Credit Rating Co., and were sold on a non-recourse basis in the private market. In connection with the Series 1997-1 transaction, four tranches of Class A Notes, rated AAA by Standard and Poor's, Aaa by Moody's Investor Services, Inc. and AAA by Duff & Phelps Credit Rating Co., were sold in the public market. The Class B-1 and Class B-2 Notes were rated BBB and AA, respectively, by Duff & Phelps Credit Rating Co., and were sold on a non-recourse basis in the private market. The Class B-2 Note was enhanced through a letter of credit with Dresdner Bank AG, which resulted in the higher ratings. A Class B-3 Note was rated B by Duff and Phelps Credit Rating Co., and was retained by the Company for future sale in the private market. Due to the Company's ability to structure and sell Class B-1 and Class B-2 rated components of its securitizations, the remaining interest retained by the Company was reduced, thereby allowing the Company to maximize the cash proceeds generated from each transaction. The Company was able to realize approximately 94.0% of the present value of the remaining scheduled payments of the equipment leases included in its Series 1996-1 and 1996-2 securitizations, and approximately 96.0% of the present value of the remaining scheduled payments of the equipment leases included in its Series 1997-1 securitization.


     The Company continually seeks to improve the efficiency and execution of its securitization transactions. In the Company's Series 1997-1 securitization transaction, which was completed in September 1997, the Company was able to reduce the level of subordination required for the Class A Notes from 12.0% to 8.0%, thereby increasing the size of the Class A Notes, which carry the lowest coupon rate, from 88.0% to 92.0% of the present value of the remaining scheduled lease payments under securitization. Furthermore, the spread over comparable Treasury securities on the Class A Notes was reduced from .51% to .43%, and the spread on the Class B-1 Notes was reduced to 1.10%. The Class B-2 Notes carried a spread of .65%. The effect of these reduced subordination levels and the lower spreads has been to decrease the effective cost of the transaction to the Company and thus increase the gains realized in the securitization transaction.

     The table below sets forth certain information related to the three securitization transactions completed by the Company to date:

                          SECURITIZATION TRANSACTIONS

                                                                              FIRST SIERRA
                                           FIRST SIERRA      FIRST SIERRA      EQUIPMENT
                                          EQUIPMENT LEASE   EQUIPMENT LEASE     CONTRACT
                                           TRUST 1996-1      TRUST 1996-2     TRUST 1997-1
                                          ---------------   ---------------  --------------
                                                       (DOLLARS IN THOUSANDS)
Closing Date............................   May 1996          November 1996   September 1997
SENIOR SECURITIES:
  Class A Certificates Rating:
     S & P..............................      AAA                 AAA             AAA
     Moody's............................      Aaa                 Aaa             Aaa
     Duff & Phelps......................      AAA                 AAA             AAA
  Principal Amount......................    $73,780             $63,382         $208,242
  % of Total............................     86.0%               88.0%           92.0%
  Subordination Level...................     14.0%               12.0%            8.0%
  Spread over Treasury (Semi Bond)......      64                  51               43
SUBORDINATED SECURITIES:
Class B-1 Certificates Rating:
     Duff & Phelps......................      BBB                 BBB             BBB
  Principal Amount......................    $3,432              $2,161           $4,527
  % of Total............................     4.0%                3.0%             2.0%
  Subordination Level...................     10.0%               9.0%             6.0%
  Spread over Treasury (Semi Bond)......      144                 125             110
Class B-2 Certificates Rating:
     Duff & Phelps......................      BB                  BB             AA(1)
  Amount................................    $3,432              $1,801           $4,527
  % of Total............................     4.0%                2.5%             2.0%
  Subordination Level...................     6.0%                6.5%             4.0%
  Spread over Treasury (Semi Bond)......      250                 250              55
Class B-3 Notes Ratings:(2)
     Duff & Phelps......................      --                  --               B
  Amount................................      --                  --             $4,053
  % of Total............................      --                  --              2.0%
  Subordination Level...................      --                  --              2.0%
TRUST CERTIFICATES:
  Rating................................    Unrated             Unrated         Unrated
  Amount................................    $4,451              $4,913           $1,826
  % of Total............................     6.0%                6.5%             2.0%

---------------

(1) The Class B-2 Certificate was credit-enhanced with a letter of credit with Dresdner Bank AG.

(2) The Series 1997-1 transaction utilized a Note structure.

  Subordinated Revolving Credit Facility


     On May 20, 1997, the Company entered into a $5.0 million subordinated revolving credit facility (the "Subordinated Revolving Credit Facility") with Redstone Group, Ltd., ("Redstone"), with the commitment level thereunder decreasing by $1.0 million per year. Advances under the facility bear interest at 11.00% per annum. As of December 30, 1997, $5.0 million was outstanding under the Subordinated Revolving Credit Facility.


  Hedging Strategy

     The implicit yield to the Company on all its leases is on a fixed interest rate basis due to the leases having scheduled payments that are fixed at the time of origination of the leases. When the Company acquires or originates leases, it bases its pricing on the "spread" it expects to achieve between the implicit yield rate to the Company on each lease and the effective interest cost it will pay when it sells such lease through securitization. Increases in interest rates between the time the leases are acquired or originated by the Company and the time they are securitized could narrow or eliminate the spread, or result in a negative spread. It is the Company's policy to generally mitigate the risk on changes in interest rates. The Company mitigates the volatility of interest rate movement between the time the Company acquires or originates a lease and the time such lease is sold through a securitization by hedging movements in interest rates using interest rate swap derivatives which match the underlying cashflow associated with the leases originated. Under these swap agreements, the Company receives interest on the notional amount at either the 30-day LIBOR or the 30-day AA Corporate Commercial Paper Index, in the case of leases funded through the First Union Commercial Paper program, and the Company pays a fixed rate which is equal to a spread over the yield to maturity of U.S. Treasury securities similar to the maturities of the specific leases being held for securitization. Such hedging arrangements are generally implemented when the Company's portfolio of unhedged leases reaches $10.0 million. At certain times, changes in the interest rate market present favorable conditions to hedge against future rate movement. The Company may, from time to time, enter into hedges against interest rate movement in anticipation of future origination volume in order to take advantage of unique market conditions, but this activity is generally limited to levels where the Company is confident of origination in the near term.

                                    BUSINESS
GENERAL

     The Company is a specialized finance company that acquires and originates, sells and services equipment leases. The underlying leases financed by the Company relate to a wide range of equipment, including computers and peripherals, computer software, medical, dental and diagnostic, telecommunications, office, automotive servicing, hotel security, food services, tree service and industrial, as well as specialty vehicles. The equipment generally has a purchase price of less than $250,000 (with an average of approximately $18,000 as of September 30, 1997), and thus the Company's leases are commonly referred to as "small ticket leases." The Company initially funds the acquisition or origination of its leases through its warehouse facilities or from working capital and, upon achieving a sufficient portfolio size, sells such receivables in the public and private markets, principally through its securitization program. The Company focuses on maximizing the spread between the yield received on its leases and its cost of funds by obtaining favorable terms on its warehouse facilities, securitizations and other structured finance transactions.

     The Company has established strategic alliances with a network of independent leasing companies, lease brokers and equipment vendors, each of which acts as a Source from which the Company obtains access to equipment leases. The Company customizes lease financing products to meet the specific equipment financing needs of its Sources and in many cases provides such Sources with servicing and technological support via on-line connections to the Company's state-of-the-art computer system.

     The Company views acquisitions of equipment leasing companies as a fundamental part of its growth strategy. Since the Company's initial public offering in May 1997, the Company has completed six acquisitions of equipment leasing companies. See "-- Recent Acquisitions." The Company's recent acquisitions have substantially increased the Company's ability to generate lease origination volume and have allowed it to introduce new programs and enter new markets. As of November 30, 1997, the Company had 17 offices in ten states. The Company intends to continue to seek acquisition opportunities in additional markets to further expand its business.

     The Company commenced operations in June 1994 and initially developed a program to purchase leases from leasing companies which had the ability to originate significant lease volumes and were willing and able to provide credit protection to the Company and perform certain servicing functions on an ongoing basis with respect to such leases. This program, referred to by the Company as its "Private Label" program, was designed to provide the Company with access to high volumes of leases eligible for the securitization market, while minimizing the risk of loss to the Company. The Company has experienced significant growth in its Private Label program since inception. The volume of leases purchased by the Company pursuant to its Private Label Program was $4.5 million in 1994, $65.2 million in 1995, $161.1 million in 1996 and $149.0 million in the nine months ended September 30, 1997.

     In 1996, as part of its growth strategy, the Company began targeting additional sources of lease volume from small ticket lease brokers which were unwilling or unable to provide the credit protection or perform the servicing functions required under the Private Label program and through relationships with equipment vendors. The Company established its Broker and Vendor programs in 1996 through the strategic acquisitions of GIC and CCL. The acquisitions of Lease Pro in February 1997 and Heritage in May 1997, together with the six acquisitions completed since the Company's initial public offering, have provided the Company with significant additional broker and vendor lease volume. During the year ended December 31, 1996 and the nine months ended September 30, 1997, the volume of leases originated by the Company pursuant to its Broker program was $10.5 million and $50.0 million, respectively, and the weighted average yield on such leases (net of brokers' fees) was 14.07% and 13.40%, respectively. During the year ended December 31, 1996 and the nine months ended September 30, 1997, the volume of leases originated by the Company pursuant to its Vendor program was $7.5 million and $50.2 million, respectively, and the weighted average yield on such leases was 16.09% and 16.20%, respectively. Management intends to continue to pursue opportunities to acquire additional small ticket leasing companies with broker and vendor operations and believes that a larger percentage of the Company's revenues in the future will be derived from broker and vendor Sources.

     In addition to its Private Label, Broker and Vendor programs, the Company has in the past generated, and may in the future generate, gain on sale income through the acquisition of lease portfolios and the subsequent sale of such portfolios at a premium. Since its inception, the Company has acquired $25.4 million of leases pursuant to portfolio acquisitions. The Company also generates gain on sale income from the sale of leases to third party financing sources for cash.

     The Company's management team has extensive experience in lease financing and in securitizations and other structured finance transactions. Thomas J. Depping, Chief Executive Officer of the Company, has over 15 years of experience in the leasing and structured finance industries, including 11 years with SunAmerica Financial Resources and its predecessor company (which was acquired by SunAmerica, Inc. in 1991). Prior to founding the Company, Mr. Depping was President of SunAmerica Financial Resources, the equipment leasing and financial division of SunAmerica, Inc. Oren M. Hall, Executive Vice President and Chief Operating Officer of the Company, has 23 years of experience in the leasing industry and during 1996 served as President of the United Association of Equipment Lessors. Sandy B. Ho, Executive Vice President and Chief Financial Officer of the Company, has over 15 years of experience in the leasing and structured finance industries, most recently as Managing Director of SunAmerica Corporate Finance. Robert H. Quinn, Jr., Executive Vice President and Chief Credit Officer of the Company, has over 23 years of leasing experience, most recently as Manager of AT&T Capital's private label program.

INDUSTRY OVERVIEW

     The equipment financing industry in the United States has grown rapidly during the last decade and includes a wide range of entities that provide funding for the purchase of equipment. The equipment leasing industry in the United States is a significant factor in financing capital expenditures of businesses. According to research by the Equipment Leasing Association of America ("ELA"), using United States Department of Commerce data, approximately $160.7 billion of the $571.0 billion spent on productive assets in 1995 was financed by means of leasing. The ELA estimates that 80% of all U.S. businesses use leasing or financing to acquire capital assets.

     The Company believes that the small ticket segment of the equipment leasing industry is one of the most rapidly growing segments of the industry in part due to: (i) the consolidation of the banking industry, which has eliminated many of the smaller community banks that traditionally provided equipment financing for small to mid-size businesses, forcing these businesses to seek alternative financing rather than deal with the approval process of large commercial banks;
(ii) stricter lending requirements of commercial banks; (iii) a trend toward instant approvals at the point of sale made possible by improved technology;
(iv) the decline in the price of computer hardware and software and increasing demand therefor; and (v) the adoption of accounting pronouncements concerning the accounting treatment of transactions with captive finance company subsidiaries, which has caused a number of manufacturers to eliminate their finance companies, resulting in an increased demand for independent financing.

STRATEGY

     The Company's business strategy is to continue to significantly expand its business through internal growth as well as selective acquisitions of equipment leasing companies and to sell the leases it acquires or originates through securitizations and other structured finance techniques as well as portfolio sales and sales to third party financing sources. Key elements of this strategy include:

     Pursuing Acquisitions. The Company believes that significant opportunities exist to acquire leasing companies at prices the Company considers attractive. The Company seeks to identify and acquire leasing companies in key geographic regions that can be integrated into the Company's existing operations to expand its business with minimal incremental expense. By acquiring and consolidating these companies, the Company believes it can significantly increase revenues and profit margins, utilizing the Company's relatively low cost of funds and advanced technological capabilities.

     Expanding its Existing Business. The Company intends to continue to rely on the sophisticated skills of its management team to develop new products with customized terms to increase volumes from existing and new Sources of equipment leases. The Company also intends to expand its existing sales force of approximately 100 persons by attracting qualified and experienced individuals who can identify Sources on a regional and national basis. The Company will continue to seek to differentiate itself from its competition by emphasizing high levels of customer service and technological support to its Sources.

     Focusing on Structured Finance Transactions. The Company intends to continue to focus on securitizations and other similar structured finance transactions as the principal vehicles for sale of the Company's leases. Management's objective is to continue to improve the efficiency and execution of these transactions by minimizing the Company's cost of funds and capital outlay associated with financing its leases, while maximizing the number of leases that qualify for funding and subsequent securitization. Management believes that its significant experience in asset-backed securitization transactions and extensive relationships with financing sources will allow the Company to continue to achieve a low cost of funds and increased profitability upon securitization of its equipment leases.

     Utilizing its Advanced Technology and Servicing Capabilities. The Company intends to continue to utilize and further enhance its state-of-the-art data processing systems to manage the high volume of information associated with originating and servicing its leases. Management believes it has developed a technologically advanced servicing system with excess system capacity which it intends to utilize to decrease the Company's per lease servicing cost as its lease volume and number of Sources increase.

     Employing Conservative Credit Guidelines. Management believes that its low level of credit losses since inception is due primarily to its credit enhancement arrangements with its Private Label Sources and its conservative underwriting guidelines which apply to all of its lease funding programs. The Company intends to continue to monitor the credit quality of its portfolio and apply its conservative underwriting standards to minimize credit risk.

LEASE FUNDING PROGRAMS

     The Company provides lease financing to different participants in the small ticket equipment leasing industry through three general lease funding programs, referred to as its Private Label, Broker and Vendor programs. While the terms of the underlying leases are similar in all of the Company's lease funding programs, the financing arrangement offered by the Company varies depending on the size and servicing capabilities of the Source.

     The Company initially developed its Private Label program to target leasing companies which had the ability to originate significant lease volumes and were willing and able to provide credit protection to the Company and perform certain servicing functions on an ongoing basis with respect to such leases. The Company subsequently developed its Broker and Vendor programs to increase its level of lease volume through the acquisition or origination of leases from lease brokers which were unwilling or unable to provide the credit protection and perform certain servicing functions required by the Private Label program and through relationships with equipment vendors.

  Private Label

     The Company's Private Label program is designed to provide financing to established leasing companies which have demonstrated the ability to originate a significant level of lease volume, follow prudent underwriting guidelines established by the Company and undertake certain labor-intensive aspects of lease servicing on an ongoing basis. Such leasing companies typically rely on commercial loans from local banks to fund their leases. The loans are generally secured by a specific pledge of the lease receivable and the underlying equipment as well as recourse back to the leasing company. Financing available to these companies under typical commercial lending arrangements is generally limited and the Private Label program offers an attractive alternative to meet their financing needs. This program also offers an alternative source of financing to companies whose volume of leases may be too small to economically securitize such leases. The Private Label program is designed to provide the economic advantages of securitized financings, namely enhanced liquidity at relatively low rates, without the administrative and financial burdens common to issuers of asset-backed securities.

     Under the Private Label program, participating leasing companies identify, document and evaluate potential leases in accordance with the Company's underwriting guidelines. Completed application packages for potential leases are submitted to the Company for review prior to acquisition by the Company. Because of the leasing companies' familiarity with the Company's guidelines, acceptance by the Company of leases submitted by Private Label Sources is generally in excess of 90%.

     In a typical Private Label transaction, the Company purchases leases from a Private Label Source and receives a security interest in the underlying equipment. The Private Label Source typically retains ownership of the leased equipment and is responsible for paying applicable property taxes. Leases acquired pursuant to the Private Label program generally carry a $1.00 buyout provision upon maturity. Payments on the leases are received directly by the Company in a lockbox account. The Private Label Source is responsible for monitoring the payment activity of the lessees and performing collection activities as necessary. To facilitate the Sources's collection efforts, the Company provides the Source with on-line access to the Company's servicing system.

     The terms of the lease purchase agreements under the Company's Private Label program provide the Company protection from losses on defaulted leases through a first lien security interest in the underlying equipment, recourse to the Source, holdbacks from amounts paid to the Source upon purchase, or a combination of the above. Under the recourse provisions, the Source is generally required to repurchase a lease from the Company in the event that it becomes 90 days past due. Such recourse is typically limited to 10% to 20% of the aggregate amount of leases funded from each Source. Holdback amounts generally range from 1% to 10% of the purchase price of the related leases. See "-- Delinquency and Losses." Through September 30, 1997, the Company had incurred losses of $124,000 from leases funded pursuant to the Private Label program. There can be no assurance that the Company's Private Label Sources will continue to meet their repurchase obligations or that the amounts withheld under the purchase price holdback feature of the Private Label program, together with any amounts realized upon disposal of the underlying equipment, will be sufficient to fully offset any losses which might be incurred upon default of lessees in the future.

     In the event that the Company's significant Private Label Sources were to substantially reduce the number of leases sold to the Company, and the Company was not able to replace the lost lease volume, such reduction could have a material adverse effect on the Company's financial condition and results of operations.

  Broker

     The Company's Broker program is designed to fund equipment leases from small ticket lease brokers that are unwilling or unable to provide the credit protection and perform the servicing functions necessary to participate in the Company's Private Label program. In a typical Broker transaction, the Company originates leases referred to it by the broker Source and pays the Source a referral fee. Leases originated under the Broker program are structured on a non-recourse basis, with risk of loss in the event of default by the lessee residing with the Company. The Company owns the underlying equipment covered by a broker lease and, in certain cases, retains a residual interest in such underlying equipment. All servicing functions are performed by the Company.

     The Company also provides a variety of value-added services to participants in its Broker program, including consulting on the structuring of financing transactions with equipment purchasers, timely and efficient credit approvals and preparation and completion of standardized lease documents. Although the Company enters into a brokerage agreement with each of the participants in its Broker program, such agreements are not exclusive and can be terminated by either party.

     The Company's yields on leases originated under its Broker program are higher than those acquired under its Private Label program because of the risk of loss and servicing responsibilities assumed by the Company in the Broker program.

  Vendor

     The Company's Vendor program focuses on establishing formal and informal relationships with equipment vendors in order to establish the Company as the provider of financing recommended by such vendors to their equipment purchasers. By assisting such vendors in providing timely, convenient and competitive financing for their equipment sales and offering vendors a variety of value-added services, the Company simultaneously promotes the vendor's equipment sales and the utilization of the Company as the equipment finance provider.

     In a typical vendor arrangement, the Company originates all leases referred to it by the vendor Source. Leases originated under the Vendor program are structured on a non-recourse basis, with risk of loss in the event of a default by the lessee residing with the Company. The Company owns the underlying equipment covered by a vendor lease and, in certain cases, retains a residual interest in such equipment. All servicing functions are performed by the Company under the Vendor program.

     The Vendor program provides for customized lease finance arrangements to respond to the needs of a particular vendor and its equipment purchasers. The value-added services offered by the Company to participants in its Vendor program include consulting with vendors on structuring financing transactions with equipment purchasers, training the vendor's sales and management staffs to understand and market the Company's various financing alternatives, customizing financial products to encourage product sales and preparation and completion of standardized lease documents. In most cases, the Company's sales representatives also work directly with the vendor's equipment purchasers, providing them with the guidance necessary to complete the equipment financing transaction. The Company also may participate actively in the vendor's sales and marketing efforts, including advertising, promotions, trade show activities and sales meetings.

     The Company generally obtains higher yields on leases funded under the Vendor program than those in the Broker program due to additional services provided by the Company under the Vendor program.

PORTFOLIO ACQUISITIONS AND SALES AND LEASE SALES TO THIRD PARTIES

     In addition to its Private Label, Broker and Vendor programs, the Company has in the past generated, and may from time to time in the future generate, gain on sale income through the acquisition of lease portfolios and the subsequent sale of such portfolios at a premium. Such leases typically do not fit within the eligibility criteria established pursuant to the Company's warehouse facilities and thus will be sold outside the Company's securitization program. In general, the Company seeks to acquire portfolios of equipment leases from finance companies exiting the business, independent companies seeking a financial partner or companies with businesses complementary to the Company. Prior to the acquisition of a portfolio of leases under its portfolio acquisition program, the Company performs due diligence procedures, including review of a sample of the lease files included in such portfolio, loss and delinquency experience of such portfolio and such other factors as may be appropriate.

     In December 1994, the Company purchased a portfolio of leases for $25.4 million. These leases were sold in February 1995, and the Company realized a gain on sale of $3.3 million. No portfolio sales were made in 1996 or the nine months ended September 30, 1997.

     The Company also generates gain on sale income from the sale of leases to third party financing sources for cash. During the nine months ended September 30, 1997, the Company sold leases to third parties for aggregate consideration of $22.3 million. The Company realized an aggregate pre-tax gain on sale of $1.0 million in connection with such sales.

RECENT ACQUISITIONS

     Since July 1996, the Company has completed ten acquisitions, each of which is summarized in the following table. The text that follows the table describes each acquisition in more detail.

                             COMPLETED ACQUISITIONS

  DATE                      NAME                    PRINCIPAL LOCATION    PRIMARY LEASE SOURCE
  ----                      ----                    ------------------    --------------------
07/11/96  General Interlease Corporation            Fort Lauderdale, FL     Broker/Vendor
10/31/96  Corporate Capital Leasing Group           Westchester, PA         Broker/Vendor
02/04/97  Lease Pro, Inc.                           Atlanta, GA             Vendor
05/20/97  Heritage Credit Services, Inc.            Sacramento, CA          Broker/Vendor
05/30/97  Universal Fleet Leasing, Inc.             Houston, TX             Vendor
06/30/97  Public Funding Corporation                Chicago, IL             Vendor
09/02/97  Northcoast Capital Leasing Company        Cleveland, OH           Vendor
09/12/97  Financial Management Services, Inc.       Wenatchee, WA           Vendor
          d/b/a Cascade
11/06/97  Heritage Credit Services of Oregon, Inc.  Portland, OR            Vendor
11/26/97  All American Financial Services, Inc.     Conyers, GA             Vendor

     On July 11, 1996, the Company acquired certain assets and liabilities of GIC, including its key personnel. GIC is located in Fort Lauderdale, Florida and primarily focuses on the small ticket broker and vendor markets in the southeastern region of the United States. From January 1 through July 11, 1996, GIC generated equipment leases of $19.4 million. By virtue of the GIC acquisition, the Company was able to enter the lease broker market and gained a geographic presence in the Florida vendor market, the fourth largest vendor market in the United States based on a study by the Foundation for Leasing Education. In addition, the Company gained a presence in several national vendor markets, including hotel security, food services, industrial and automotive servicing equipment.


     On October 31, 1996, the Company acquired the outstanding capital stock of CCL. CCL is located in Westchester, Pennsylvania and focuses primarily on the broker market in the mid-Atlantic region of the United States. By virtue of the CCL acquisition, the Company gained a geographic presence in the mid-Atlantic broker market, as well as a presence in the national market for vendors of arbor (tree service) equipment. See "-- Sales and Marketing." For the ten months ended October 31, 1996, CCL generated equipment leases of $31.4 million.


     On February 4, 1997, the Company acquired certain assets and liabilities of Lease Pro. Lease Pro is located in Atlanta, Georgia and has a significant presence in the national market for veterinary equipment financing. Since October 1986, Lease Pro has generated over 5,000 veterinarian leases. For the year ended December 31, 1996, Lease Pro generated equipment leases of approximately $12.6 million.


     On May 20, 1997, the Company acquired the outstanding capital stock of Heritage. Heritage is located near Sacramento, California and maintains sales offices in Bellevue, Washington, Miami, Florida, Los Angeles, California and Prescott, Arizona. Heritage is primarily involved in the broker market on the U.S. west coast and has a significant vendor base in California, the largest market in the United States, based on a study by the Foundation for Leasing Education. For the year ended December 31, 1996, Heritage generated equipment leases of approximately $48.9 million. Upon completion of the Heritage acquisition, Oren M. Hall, the founder and President of Heritage, became Executive Vice President and Chief Operating Officer of the Company, and Greg E. McIntosh, Executive Vice President and Chief Operating Officer of Heritage, became a Senior Vice President of the Company. Charles E. Brazier, Executive Vice President and Chief Operating Officer of Oakmont Financial, a division of Heritage, also became a Senior Vice President of the Company upon completion of the Heritage acquisition.


     On May 30, 1997, the Company acquired certain assets and liabilities of Universal Fleet Leasing, Inc. ("UFL"). UFL is located in Houston, Texas and focuses primarily on the small ticket vendor market in the southwestern region of the United States. For the year ended December 31, 1996, UFL generated equipment leases of approximately $15.0 million.

     On June 30, 1997, the Company acquired certain assets and liabilities of Public Funding Corporation ("Public Funding"). Public Funding is located in Chicago, Illinois. Public Funding specializes in leasing equipment to municipal and other governmental entities.


     Effective as of September 2, 1997, the Company acquired the outstanding capital stock of Northcoast Capital Leasing Company ("Northcoast"). Northcoast is located in Cleveland, Ohio and focuses primarily on the tree service and construction equipment markets in the midwest region of the United States. For the year ended December 31, 1996, Northcoast generated equipment leases of approximately $30.0 million.


     On September 12, 1997, the Company acquired the outstanding capital stock of Financial Management Services, Inc., which does business under the name Cascade. Cascade is located near Seattle, Washington and focuses primarily on the agricultural equipment market in the northwest region of the United States. For the year ended December 31, 1996, Cascade generated equipment leases of approximately $33.6 million.

     On November 6, 1997, the Company acquired the outstanding capital stock of Heritage Credit Services of Oregon, Inc. ("Heritage Credit"). Heritage Credit is located in Portland, Oregon and focuses primarily on the small ticket vendor market in the northwestern region of the United States.

     On November 26, 1997, the Company acquired the outstanding capital stock of All American Financial Services, Inc. ("All American"). All American is located in Conyers, Georgia and focuses primarily on leasing to the retail petroleum and convenience store industries.

CREDIT POLICIES AND PROCEDURES

     The Company has developed credit underwriting policies and procedures that management believes have been effective in the selection of creditworthy equipment lessees and in minimizing the risks of delinquencies and credit losses. The nature of the Company's business requires two levels of review, the first focused on the qualification of the Source and the second focused on the lessee or ultimate end-user of the equipment.

  Source Qualification

     The Company performs a background investigation on all potential Sources. This investigation may include verification of bank and trade references and a review of financial statements, past credit history and the business and industry in which the Source operates. The Company performs additional procedures to evaluate the credit worthiness of its Private Label Sources because of the credit protection provided by such Sources under the Private Label program. Such additional procedures may include an examination of the Source's management team, staffing and servicing infrastructure, as well as a review of ongoing support capabilities in credit, documentation, customer service and collections.

  Lease Underwriting

     In each of the Company's lease funding programs, the Company reviews individual leases for compliance with underwriting guidelines prepared by the Company's Credit Policy Committee. The Company's underwriting guidelines generally require a credit investigation of an equipment lessee, including an analysis of the personal credit of the owner who typically guarantees the lease, verification of time in business and corporate name, and bank and trade references. Under the Private Label program, certain of these functions are performed by the Source.

     The lease approval process begins with the submission by facsimile or electronic transmission of a credit application by the lease originator, at which time the Company conducts its own independent credit investigation through recognized commercial credit reporting agencies such as Dun & Bradstreet, Equifax, Inc. and TRW, Inc. The credit application is then forwarded to the Company's operations center for review and approval by a senior credit officer. The time required for an underwriting decision varies according to the nature, size and complexity of each transaction, but approval is generally accomplished within one day.

     Once a determination to fund has been made, the Company requires receipt of signed lease documentation on the Company's standard lease forms, or other pre-approved lease forms, before funding. Once the equipment is shipped and installed, the vendor invoices the Company, and thereafter the Company verifies that the lessee has received and accepted the equipment. Upon the lessee authorizing payment to the vendor, the lease is forwarded to the Company's funding and documentation department for funding, transaction accounting and billing procedures.

     In connection with the Company's securitization program, extensive reviews of the Company's underwriting standards and procedures are conducted by financial guaranty insurers and rating agencies.

SERVICING AND ADMINISTRATION

     The Company's servicing responsibilities with respect to any lease vary depending on the program under which the lease was acquired or originated. Such servicing responsibilities generally include billing, processing payments, remitting payments to Sources and investors, preparing investor reports, paying taxes and insurance and performing collection and liquidation functions. For equipment leases funded under the Private Label program, the collection and customer service functions are performed by the Source, while the Company performs other servicing functions, including billing and cash receipt. This arrangement allows the Source to maintain close relationships with lessees and reduces the Company's servicing costs. Under its Broker and Vendor programs, the Company is normally responsible for all servicing functions.

     The Company retains the right to service leases sold through its securitization transactions. In return, the Company receives a servicing fee of 0.50% per annum on the outstanding principal balance of all securitized leases plus late fees, which are collected out of monthly lease payments. Management believes that the Company's performance of servicing functions on its securitized leases enhances certain operating efficiencies and provides an additional revenue stream. As of September 30, 1997, the Company had a servicing portfolio of $395.4 million.

     The small ticket leasing industry is operationally intensive due, in part, to the small average lease size. Accordingly, state-of-the-art technology is critical in keeping servicing costs to a minimum and providing quality customer service. Recognizing the importance of servicing, the Company utilizes a lease administration system tailored to support the Company's technological needs. The system handles application tracking, invoicing, payment processing, automated collection queuing, portfolio evaluation, cash forecasting and report writing. The system is linked with a lockbox bank account for payment processing and provides for direct withdrawal of lease payments. The system also allows users to view all lease documents on-line.


     Since inception, the Company's underwriting, customer service and collection staff have been located in its Jupiter, Florida office. In order to consolidate the Company's operations and maximize administrative efficiencies, beginning in the fourth quarter of 1997, the operations center will be relocated to the Company's headquarters in Houston, Texas. The operations center is managed by Robert H. Quinn, Jr., Executive Vice President and Chief Credit Officer of the Company, who has over 23 years of experience in the lease finance industry. Payment processing, accounting and reporting are performed in Houston, Texas and are managed by Sandy B. Ho, Executive Vice President and Chief Financial Officer of the Company, and Craig M. Spencer, Senior Vice President and Chief Accounting Officer of the Company, who together have in excess of 28 years of experience in financial services and reporting. See "Management."


     Collection functions (other than receipt of cash) for leases acquired under the Company's Private Label program are performed by the Source. Many of the Company's Private Label Sources have direct access to the Company's lease administration system to assist them in servicing and collecting the leases sold to the Company. Delinquency information with respect to leases from each Private Label Source is closely monitored by the Company's management. In the event of a lessee default (typically when an account is 90 days past due), the Company sends a notice to the Source stating that the Source is obligated to repurchase the lease or cure the delinquency within 60 days. For leases acquired or originated under the Company's Broker and Vendor programs, the Company's collections policy is designed to identify payment problems sufficiently early to permit the Company to quickly address delinquencies and, when necessary, to act to preserve equity in the equipment leased. Collection procedures commence immediately upon payments becoming 10 days past due.

TERMS OF EQUIPMENT LEASES

     Substantially all equipment leases acquired or originated by the Company are non-cancelable. During the term of the lease, the Company generally receives scheduled payments sufficient, in the aggregate, to cover the Company's borrowing costs and the costs of the underlying equipment, and to provide the Company with an appropriate profit margin. The initial non-cancelable term of the lease is equal to or less than the equipment's estimated economic life and a small portion of the Company's leases provide the Company with additional revenues based on the residual value of the equipment financed at the end of the initial term of the lease. Initial terms of the leases in the Company's portfolio generally range from 12 to 84 months, with a weighted average initial term of 56 months as of September 30, 1997.

     The terms and conditions of all of the Company's leases are substantially similar. In most cases, the lessees contractually are required to: (i) maintain, service and operate the equipment in accordance with the manufacturer's and government-mandated procedures; (ii) insure the equipment against property and casualty loss; (iii) pay all taxes associated with the equipment; and (iv) make all scheduled contract payments regardless of the performance of the equipment. The Company's standard forms of leases provide that in the event of a default by the lessee, the Company can require payment of liquidated damages and can seize and remove the equipment for subsequent sale, refinancing or other disposal at its discretion. Any additions, modifications or upgrades to the equipment, regardless of the source of payment, are automatically incorporated into and deemed a part of the equipment financed.

RESIDUAL INTERESTS IN UNDERLYING EQUIPMENT

     Under its Broker and Vendor programs, the Company may own a residual interest in the equipment covered by the lease. The Company records the residual value of a lease on its books when there is no obligation on the part of the lessee to purchase the equipment at the expiration of the lease term. Of the leases acquired or originated by the Company under its Broker and Vendor programs through September 30, 1997, approximately 71% of such leases (as measured by net investment) had no residual value on the Company's books, generally because the lessee was granted an option to purchase the equipment at the end of the term for a nominal price or the lessee was required to purchase the equipment at the end of the term at a fixed price. The Company's investment in residual values with respect to equipment underlying leases acquired and originated by the Company under its Broker and Vendor programs through September 30, 1997 was approximately $1.5 million in the aggregate, representing less than 2% of the Company's total investment in such leases through September 30, 1997. In the future, the Company may consider acquiring or originating leases that are classified as operating leases for financial accounting purposes, which would require the Company to record substantially higher residual values than it records on direct financing leases. See "Management's Discussion and Analysis of Financial Condition and Result of Operations -- Overview -- Certain Accounting Considerations." With respect to equipment in which the Company owns a residual interest, the Company generally seeks to determine the best remarketing plan for such equipment prior to the expiration of the lease covering such equipment. In many cases, such remarketing plan provides for the continuation of the lease on a month to month or other basis or the negotiated sale of the equipment to the lessee through equipment brokers and remarketers, rather than the Company's employees, in order to maximize the net proceeds from such sale.

EXPOSURE TO CREDIT LOSSES

     The Company manages its risk of credit losses through adherence to conservative underwriting guidelines, providing for recourse to Private Label Sources and prompt and diligent collection procedures. Management evaluates the collectibility of leases acquired or originated based on the level of recourse provided, if any, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses for leases which are considered impaired during the period from the funding of the leases through the date such leases are sold through the Company's securitization program. Estimated losses on leases that are considered impaired and have been sold through the Company's securitization program are taken into consideration in the valuation of the Company's investment in the Trust Certificates retained in the securitization transaction.

     The following table sets forth certain information as of December 31, 1996 and September 30, 1997, with respect to leases which were held by the Company in its portfolio or serviced by the Company pursuant to its securitization program (dollars in thousands):

                             AS OF DECEMBER 31, 1996       AS OF SEPTEMBER 30, 1997(1)
                          -----------------------------   ------------------------------
                          PRIVATE    BROKER/              PRIVATE    BROKER/
                           LABEL     VENDOR     TOTAL      LABEL      VENDOR     TOTAL
                          --------   -------   --------   --------   --------   --------
Gross leases
  outstanding...........  $244,049   $13,185   $257,234   $354,632   $171,857   $526,489
31-60 days past due.....      2.46%     1.25%      2.40%      1.64%      2.29%      1.85%
61-90 days past due.....      0.81%     0.21%      0.78%      0.48%      0.53%      0.49%
Over 90 days past due...      0.35%       --%      0.33%      0.42%      0.57%      0.47%
                          --------   -------   --------   --------   --------   --------
  Total past due........      3.62%     1.46%      3.51%      2.54%      3.39%      2.81%

---------------

(1) The Broker/Vendor amounts as of September 30, 1997 include, and the Private Label amounts as of September 30, 1997 exclude, approximately $16.9 million of leases that were purchased by the Company pursuant to its Private Label program from Lease Pro and Heritage. Such companies were formerly Private Label Sources until their acquisition by the Company in February 1997 and May 1997, respectively.

     In assessing the Company's exposure to credit losses, management generally segregates the leases acquired under its Private Label program from those acquired or originated under its Broker and Vendor programs due to the differing levels of credit protection available to the Company under the various lease funding programs.

     The following table sets forth the Company's allowance for credit losses for its Private Label program and its Broker and Vendor programs for the nine months ended September 30, 1996 and 1997 (in thousands):


                                                      PRIVATE    BROKER AND
                                                       LABEL       VENDOR
                                                      PROGRAM    PROGRAMS(1)     TOTAL
                                                      -------    -----------     -----
Balance at December 31, 1995........................   $ 420            --      $   420
Provision for credit losses.........................     165           115          280
Reduction of allowance related to leases sold.......     (71)          (49)        (120)
                                                       -----       -------      -------
Balance at September 30, 1996.......................   $ 514       $    66      $   580
                                                       -----       -------      -------
Balance at December 31, 1996........................   $ 314       $   211      $   525
Provision for credit losses.........................     209         1,205        1,414
Charge-offs, net of recoveries......................     (99)          (73)        (172)
Reduction of allowance related to leases sold.......    (385)       (1,545)      (1,930)
Additional allowance related to leases acquired
  through business combinations.....................      --           841          841
                                                       -----       -------      -------
Balance at September 30, 1997.......................   $  39       $   639      $   678
                                                       =====       =======      =======


---------------

(1) The Company established its Broker and Vendor programs in July 1996.

     Under the Private Label program, the Company seeks to minimize its losses through a first lien security interest in the equipment funded, recourse to the Private Label Source, holdback reserves withheld from the Private Label Source upon purchase of the lease, or a combination of the above. The recourse provisions generally require the Private Label Source to repurchase a receivable when it becomes 90 days past due. The recourse commitment generally ranges from 10% to 20% of the aggregate purchase price of all leases acquired from a Private Label Source. Holdback reserves withheld from the purchase price generally range from 1% to 10% of the aggregate purchase price of the leases acquired from the Private Label Source. In determining whether a lease acquired pursuant to the Private Label program which is considered impaired will result in a loss to the Company, management takes into consideration the ability of the Private Label Source to honor its recourse commitments, the holdback reserves withheld from the Private Label Source upon purchase of the lease, as well as the credit quality of the underlying lessee and the related equipment value. At December 31, 1996 and September 30, 1997, the Company had holdback reserves of $6.5 million and $9.5 million, respectively, relating to leases acquired pursuant to the Private Label program. Such amounts have been classified as liabilities in the accompanying financial statements.

     The following table sets forth certain aggregate information regarding the level of credit protection afforded the Company pursuant to the recourse and holdback provisions of the Private Label program as of December 31, 1996 and September 30, 1997 (dollars in thousands):

                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                 1996            1997
                                                             ------------    -------------
Leases outstanding under the Private Label program(1)......    $202,523        $291,160
                                                               ========        ========
Recourse to Sources available..............................    $ 19,480        $ 31,055
Holdback reserves outstanding..............................       6,523           9,534
                                                               --------        --------
Total recourse and holdback reserves available.............    $ 26,003        $ 40,589
                                                               ========        ========
Ratio of recourse and holdback reserves outstanding to
  total leases outstanding under the Private Label
  program(2)...............................................       12.84%          13.94%
                                                               ========        ========

---------------

(1) Represents net principal balance of leases held by the Company in its portfolio, as well as leases serviced by the Company pursuant to its securitization program.

(2) The specific level of credit protection varies for each Private Label Source. Specific levels of credit protection by Source are considered by management in determining the allowance for credit losses and the valuation of the Company's investment in Trust Certificates retained in securitization transactions.

     The following table sets forth the experience of the Company with respect to leases acquired pursuant to the Private Label program for the periods indicated (dollars in thousands):


                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                     ----------------------------------------
                                                            1996                  1997
                                                     ------------------    ------------------
Average balance of leases acquired pursuant to the
  Private Label program outstanding during the
  period(1)........................................       $111,333              $252,685
                                                          ========              ========
Total amount of leases triggering action under
  recourse and holdback provisions during the
  period...........................................       $    980              $  3,731
Amounts recovered under recourse provisions........            900                 3,366
Amounts recovered pursuant to holdback reserves....             80                   266
                                                          --------              --------
Total amounts recovered............................       $    980              $  3,632
                                                          --------              --------
Net loss experienced on leases acquired pursuant to
  the Private Label program........................       $     --              $     99
                                                          ========              ========
Net default ratio..................................             --%                 0.04%
                                                          ========              ========


---------------

(1) Represents net principal balance of leases held by the Company in its portfolio, as well as leases serviced by the Company pursuant to its securitization program.

     At September 30, 1997, the Company's outstanding net principal balance of leases acquired or originated under its Broker and Vendor programs (including leases acquired in connection with the acquisition of Heritage) was $23.8 million. Management analyzes the collectibility of leases acquired or originated pursuant to its Broker and Vendor programs based on its underwriting criteria, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. While the Company has a first lien security interest in the underlying equipment, it does not have any recourse or holdback reserves with respect to any leases acquired or originated under its Broker and Vendor programs. Management believes, however, that the relatively short holding period between the time that leases are acquired or originated under these programs and the time that such leases are sold minimizes the Company's exposure to credit losses. Accordingly, management believes that an allowance for credit losses of $639,000 is adequate to cover estimated losses incurred on Broker or Vendor leases considered to be impaired as of September 30, 1997.

     The Company's allowance for credit losses and its valuation of the Trust Certificates retained in its securitization transactions are based on estimates and qualitative evaluations, and ultimate losses will vary from current estimates. These estimates are reviewed periodically and, as adjustments, either positive or negative, become necessary, they are reported in the Company's results of operations for the period in which they become known.

SALES AND MARKETING

     The Company's marketing strategy is to increase its volume of lease funding by (i) maintaining, selectively expanding and supporting its network of lease Sources, (ii) developing programs for specific vendor or customer groups, (iii) developing and introducing complementary lease finance products that can be marketed and sold through its existing network of lease Sources, and (iv) selectively acquiring leasing companies with origination capabilities that are complementary to the Company.

     As of October 31, 1997, the Company employed a sales force of approximately 100 employees. These employees are responsible for implementing marketing plans and coordinating marketing activities with the Company's lease Sources, as well as providing customer service and participating in the Company's attendance at industry conventions and trade shows.

     The Company has established a substantial network of independent leasing companies, brokers and vendors. The Company developed its network of Sources as a result of the industry knowledge and experience of its management. In conjunction with the Company's sales force, the Company's management maintains close contact with these Sources. Many of these Sources have had a prior relationship with the management or sales force of the Company and have, in management's opinion, shown an ability to generate significant volumes of leases with a credit quality that meets the Company's conservative underwriting guidelines.

     The Company's sales force has developed several convenience-oriented speciality lease finance programs designed to enhance lease volume in specific industries. For example, the Company provides financing to the arbor (tree service) industry and provides business operators within this industry with a pre-approved credit line, referred to by the Company as an "Arbor Card," which can be used with various vendors of arbor equipment, enabling the business operator to obtain quick and efficient financing. The Company intends to continue to grow its business by offering specialized finance products to both existing and new Sources.

     The Company is represented at major equipment leasing conventions and trade shows held each year, and several officers of the Company are active in the Equipment Leasing Association, the United Association of Equipment Lessors and the Eastern Association of Equipment Lessors, all well-recognized trade associations.

COMPETITION

     The Company competes in the equipment financing market with a number of national, regional and local finance companies. In addition, the Company's competitors include those equipment manufacturers that finance the sale or lease of their products themselves and other traditional types of financial services companies, such as commercial banks and savings and loan associations, all of which provide financing for the purchase of equipment. The Company's competitors include many larger, more established companies that may have access to capital markets and to other funding sources which may not be available to the Company. Many of the Company's competitors have substantially greater financial, marketing and operational resources and longer operating histories than the Company.

     The Company believes that the structure of its warehouse facilities and its securitization program provide it with access to capital on terms comparable to those of its larger, more established competitors. The Company believes that its experienced management team and sales force, its advanced technology and servicing capacity and its significant broker and vendor base allows the Company to aggressively compete with larger, more established companies.

FACILITIES


     The Company's corporate headquarters are located in leased space of 9,114 square feet at 600 Travis Street, Suite 7050, Houston, Texas 77002. Beginning in the fourth quarter of 1997, the Company's operations center will be relocated from Jupiter, Florida to Houston, Texas. The Company is in the process of negotiating the lease of approximately 14,000 additional square feet in the building where its corporate headquarters are located in Houston, Texas. The Company also leases office space for its regional offices in Prescott, Arizona; Rancho Cordova and Los Angeles, California; Fort Lauderdale and Miami, Florida; Conyers and Marietta, Georgia; Chicago, Illinois; Cleveland, Ohio; Portland, Oregon; Westchester, Pennsylvania; Dallas and Houston, Texas; and Bellevue and Wenatchee, Washington. As of September 30, 1997, the aggregate monthly rent under all of the Company's office leases was approximately $60,000. The Company believes that its current facilities are adequate for its existing needs and that suitable space will be available as required.


EMPLOYEES

     As of October 31, 1997, the Company had 205 full time employees, of which 22 were engaged in credit and collection activities, 82 were engaged in servicing and general administration activities and 101 were engaged in marketing activities. Management believes that its relationship with its employees is good. No employees of the Company are members of a collective bargaining unit.

LEGAL PROCEEDINGS

     From time to time, the Company and its subsidiaries are parties to various claims, lawsuits and administrative proceedings arising in the ordinary course of business. Although the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect such matters to have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors currently consists of five members. The Company's Charter provides that the Company's Board of Directors be divided into three classes of directors, as nearly equal in number as possible. At each annual meeting of the stockholders, one class of directors is elected for a three-year term. The terms of the Class I directors expire at the annual meeting of the stockholders of the Company to be held in 1998, the terms of the Class II directors expire at the annual meeting of the stockholders of the Company to be held in 1999, and the terms of the Class III directors expire at the annual meeting of the stockholders of the Company to be held in 2000.

     Messrs. Depping, Solomon and Shindeldecker were elected to the Company's Board of Directors pursuant to the terms of a Stockholders Agreement dated as of June 3, 1994 (the "Stockholders Agreement") that was terminated prior to completion of the Company's initial public offering.

     The following table sets forth the name, age and position with the Company of each of the directors and executive officers of the Company:


                                                                                         DIRECTOR
              NAME                AGE                      POSITION                       CLASS
              ----                ---                      --------                      --------
     Thomas J. Depping(1).......  39    Chairman of the Board, President and Chief         III
                                        Executive Officer
     Richard J. Campo(2)........  43    Director                                             I
     Norman J. Metcalfe(2)......  55    Director                                            II
     David C. Shindeldecker.....  48    Director                                             I
     David L. Solomon(1)........  44    Director                                           III
     E. Roger Gebhart...........  41    Senior Vice President and Treasurer
     Oren M. Hall...............  61    Executive Vice President and Chief Operating
                                        Officer
     Sandy B. Ho................  38    Executive Vice President and Chief Financial
                                        Officer
     Robert H. Quinn, Jr........  43    Executive Vice President and Chief Credit
                                        Officer
     Craig M. Spencer...........  36    Senior Vice President and Chief Accounting
                                        Officer


---------------

(1) Member of Compensation Committee.

(2) Member of Audit and Stock Option Committees.

     Set forth below is a brief description of the business experience of the executive officers and directors of the Company.


     Thomas J. Depping has served as Chairman of the Board, President and Chief Executive Officer of the Company since its inception in June 1994. Mr. Depping has over 15 years of experience in the equipment leasing industry, including 11 years with SunAmerica Financial Resources and its predecessor company (which was acquired by SunAmerica, Inc. in 1991). From 1991 to May 1994, Mr. Depping served as President of SunAmerica Financial Resources, the equipment leasing and financial division of SunAmerica, Inc.


     Richard J. Campo has been a director of the Company since May 1997. Mr. Campo has been Chairman of the Board and Chief Executive Officer of Camden Property Trust, a self-administered, self-managed real estate investment trust based in Houston, Texas, since May 1993. From 1986 to May 1993, Mr. Campo was Chairman of the Board and Chief Executive Officer of Centeq Holdings, Inc., a predecessor company of Camden Property Trust. Mr. Campo has over 20 years of experience in the real estate industry.

     Norman J. Metcalfe has been a director of the Company since May 1997. Mr. Metcalfe is the managing director of a private investment and consulting firm. From February 1993 to December 1996, Mr. Metcalfe served as Vice Chairman and Chief Financial Officer for The Irvine Company. From 1989 to 1992, Mr. Metcalfe served as President of SunAmerica Investments as well as Chief Investment Officer for

SunAmerica Investments' $10 billion insurance investment portfolio. In the past, Mr. Metcalfe has served on the Board of Directors of SunAmerica, Inc., Kaufman and Broad Home Corporation and Irvine Apartment Communities.

     David C. Shindeldecker has been a director of the Company since June 1994. Mr. Shindeldecker has been Chairman and Chief Executive Officer of Northwest Bancorporation Inc. since June 1988. He was Chief Executive Officer of Northwest Bank, N.A., a subsidiary of Northwest Bancorporation Inc., from 1988 to 1993, and currently serves on the Board of Directors of Northwest Bank, N.A. In addition, he currently serves as President and Co-Chief Executive Officer of Redstone, Inc., general partner of Redstone, and has served as an executive officer and director of Redstone, Inc. since 1994. Redstone is an investment company with investments and operations, either directly or through various affiliates, in hotels, restaurants and real estate. Redstone and Northwest Bancorporation Inc. are affiliates of each other. Mr. Shindeldecker has also served as an executive officer and director of numerous entities that are affiliated with Redstone and/or its predecessor entities since 1989.

     David L. Solomon has been a director of the Company since June 1994. Mr. Solomon has served as Chairman and Co-Chief Executive Officer of Redstone, Inc., general partner of Redstone, since 1996. Mr. Solomon has also served as an executive officer and director of numerous entities that are affiliated with Redstone and/or its predecessor entities since 1989. Mr. Solomon serves on the Board of Directors of Northwest Bank, N.A. and L.B. Simmons Energy, Inc. Mr. Solomon also has served on the Board of Directors of TeleServe, Inc., an affiliate of Camden Property Trust, since 1995. Mr. Solomon has been a Senior Vice President with PaineWebber since August 1994. From May 1985 to August 1994, Mr. Solomon was a Senior Vice President of Kidder, Peabody & Co.

     E. Roger Gebhart has served as Senior Vice President and Treasurer of the Company since May 1997. Mr. Gebhart has over 11 years of experience in the commercial banking and equipment leasing and financial services industries. From 1986 to May 1997, Mr. Gebhart was employed by First Union Capital Markets Corporation as a vice president, where he specialized in providing financing to equipment leasing and finance companies which included public, private and commercial paper-funded asset backed securitization programs.

     Oren M. Hall has served as Executive Vice President and Chief Operating Officer of the Company since the Company's acquisition of Heritage in May 1997. Mr. Hall was the founder of Heritage and its sole shareholder and President from 1986 until the date of the Heritage acquisition. Mr. Hall is responsible for the overall management of the Company's acquisition and origination of leases. Mr. Hall has 23 years of experience in the leasing industry. Mr. Hall was President of the United Association of Equipment Lessors during 1996.

     Sandy B. Ho has served as Executive Vice President and Chief Financial Officer of the Company since January 1995. Ms. Ho has over 15 years of experience in the equipment leasing and financial services industries, including 10 years with SunAmerica Financial Resources and its predecessor company. From 1991 through 1994, Ms. Ho served as Vice President of SunAmerica Financial Resources and Managing Director of SunAmerica Corporate Finance. Ms. Ho is a licensed Certified Public Accountant in the State of Texas.

     Robert H. Quinn, Jr. has served as Executive Vice President and Chief Credit Officer of the Company since August 1994. Mr. Quinn has over 23 years of experience in the commercial banking and lease finance industries. From December 1992 through July 1994, Mr. Quinn managed the private label division of AT&T Capital. In such capacity, Mr. Quinn was directly responsible for generating new private label transactions for AT&T Capital and managing its sales force, credit, documentation and funding, as well as portfolio quality. Prior to his employment at AT&T, Mr. Quinn was employed by Bank of New England for 18 years, most recently as a senior credit officer.

     Craig M. Spencer has served as Senior Vice President and Chief Accounting Officer of the Company since November 1996. From 1984 until 1996, Mr. Spencer was employed by Arthur Andersen LLP as a senior manager specializing in financial services companies and asset securitization transactions. Immediately prior to joining the Company, Mr. Spencer was a Director of Portfolio Management with Enron Capital & Trade Resources, Inc. Mr. Spencer is a licensed Certified Public Accountant in the State of Texas.

EXECUTIVE COMPENSATION


     The following Summary Compensation Table sets forth certain information concerning the compensation payable by the Company to its Chief Executive Officer and its four other most highly compensated executive officers (each a "Named Executive Officer") for the years ended December 31, 1996 and 1997.


                           SUMMARY COMPENSATION TABLE


                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                        AWARDS
                                                                     ------------
                                             ANNUAL COMPENSATION      SECURITIES
                                             --------------------     UNDERLYING      ALL OTHER
    NAME AND PRINCIPAL POSITION      YEAR     SALARY      BONUS        OPTIONS       COMPENSATION
    ---------------------------      ----    --------    --------     ----------     ------------
Thomas J. Depping..................  1997    $239,250         (1)        367,536       $12,750(2)
  President and Chief Executive      1996     200,000    $100,000(3)         --          2,000
  Officer
Oren M. Hall(4)....................  1997     173,250         (1)             --        30,563(5)
  Executive Vice President and
  Chief Operating Officer
Sandy B. Ho........................  1997     160,000     100,000(6)    128,941          4,750(7)
  Executive Vice President and       1996     131,250     110,000(3)         --          1,500
  Chief Financial Officer
Robert H. Quinn, Jr................  1997     160,000     100,000(6)    128,941          4,750(7)
  Executive Vice President and       1996     145,417     120,000(3)         --          1,000
  Chief Credit Officer
Craig M. Spencer(8)................  1997     125,000         (1)         31,250         4,750(7)
  Senior Vice President and Chief
  Accounting Officer


---------------


(1) Bonuses to be paid during 1998 based upon performance during 1997 are not calculable as of the date of this Prospectus.



(2) Consists of amounts contributed by the Company on behalf of Mr. Depping to the Company's 401(k) plan and an automobile allowance.



(3) Consists of amounts paid during 1996 based upon performance during 1995.



(4) Mr. Hall's employment with the Company began on May 20, 1997.



(5) Consists of a transitional moving allowance and amounts contributed on behalf of Mr. Hall to the Company's 401(k) plan.



(6) Consists of amounts paid during 1997 based upon performance during 1996.



(7) Consists of amounts contributed by the Company on behalf of the Named Executive Officer to the Company's 401(k) plan.



(8) Mr. Spencer's employment with the Company began on November 16, 1996.

     The following table sets forth information concerning the grant of stock options during 1997 to the Named Executive Officers:



                             OPTION GRANTS IN 1997



                                                                                    POTENTIAL REALIZABLE VALUE
                                                                                            AT ASSUMED
                                           PERCENTAGE                                  ANNUAL RATE OF STOCK
                             NUMBER OF      OF TOTAL                                           PRICE
                               SHARES       OPTIONS                                   APPRECIATION FOR OPTION
                             UNDERLYING    GRANTED TO     EXERCISE                            TERM(2)
                              OPTIONS     EMPLOYEES IN      PRICE      EXPIRATION   ---------------------------
           NAME              GRANTED(1)   FISCAL 1997    (PER SHARE)      DATE           5%            10%
           ----              ----------   ------------   -----------   ----------   ------------   ------------
Thomas J. Depping..........   367,536         35.6%         $8.00      5/15/2007      $1,848,706     $4,686,084
Oren M. Hall...............        --           --             --             --              --             --
Sandy B. Ho................   128,941         12.5%          8.00      5/15/2007         648,573      1,643,998
Robert H. Quinn............   128,941         12.5%          8.00      5/15/2007         648,573      1,643,998
Craig M. Spencer...........    31,250          3.0%          8.00      5/15/2007         157,187        398,437


---------------


(1) All of such options were granted pursuant to the 1997 Stock Option Plan and vest in increments of 20% per year over a period of five years beginning on the first anniversary of the date of grant. In addition, all of such options will vest immediately in the event that the Named Executive Officers' employment with the Company terminates by reason of death or upon the occurrence of a "Corporate Change" (as defined in the 1997 Stock Option
    Plan) while the Named Executive Officer is employed by the Company.



(2) Represents the potential realizable value of each grant of options assuming that the market price of the underlying security appreciates in value from the date of grant to the end of the option term at the rates of 5% and 10% compounded annually.



     The following table sets forth information concerning fiscal year-end option values. No options were exercised by the Named Executive Officers during 1997.



                       FISCAL YEAR-END OPTION VALUE TABLE



                                                  NUMBER OF SECURITIES           VALUE OF IN-THE-MONEY
                                                 UNDERLYING OPTIONS AT          OPTIONS AT DECEMBER 31,
                                                   DECEMBER 31, 1997                    1997(1)
                                              ----------------------------    ----------------------------
                    NAME                      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                    ----                      -----------    -------------    -----------    -------------
Thomas J. Depping...........................          --        367,536               --      $3,583,476
Oren M. Hall................................          --             --               --              --
Sandy B. Ho.................................          --        128,941               --       1,257,175
Robert H. Quinn.............................          --        128,941               --       1,257,175
Craig M. Spencer............................          --         31,250               --         304,687


---------------


(1) Calculated as the difference between the aggregate fair market value of such options based on the last reported sale price of the Common Stock on December 31, 1997 (of $17.75 per share) and the aggregate exercise price.

EMPLOYMENT AGREEMENTS

     The Company has an employment agreement with Thomas J. Depping effective May 20, 1997. Mr. Depping's employment agreement has an initial term of three years with an evergreen three year extension continuing after the initial term unless either the Company or the employee gives 90 days' notice of termination. Pursuant to his employment agreement, Mr. Depping is entitled to receive an annual salary of not less than $250,000. In addition, if the agreement is terminated without cause by the Company, or with cause (including certain changes in control of the Company) by Mr. Depping, the Company is obligated to pay Mr. Depping a termination fee equal to three times the amount of Mr. Depping's then current annual rate of total compensation. In addition, the agreement contains a covenant prohibiting Mr. Depping from competing with the Company for a period of one year following termination of his employment with the Company. The agreement also provides for customary benefits and perquisites.

     The Company also has separate employment agreements with each of Sandy B. Ho and Robert H. Quinn effective May 20, 1997. The employment agreements have an initial term of three years. Pursuant to these agreements, Ms. Ho and Mr. Quinn are entitled to receive an annual salary of not less than $160,000. In addition, these agreements contain a covenant prohibiting the employee from competing with the Company for a period of one year following termination of his or her employment with the Company. The agreements with Ms. Ho and Mr. Quinn also provide for customary benefits and perquisites.

     In addition, the Company has an employment agreement with Oren M. Hall effective May 20, 1997. Mr. Hall's employment agreement has a term of three years and provides for an annual salary of not less than $195,000. The agreement contains a provision which requires the Company to pay Mr. Hall at least 12 months of base salary if the agreement is terminated without cause by the Company or with cause by Mr. Hall. In addition, the agreement contains a covenant prohibiting Mr. Hall from competing with the Company for a period of one year following termination of his employment with the Company. The agreement also provides for customary benefits and perquisites.

COMPENSATION OF DIRECTORS

     Each outside director of the Company who is not an officer or employee of the Company or any of its subsidiaries or affiliated with Redstone has the option to receive, as of the date of each annual meeting of stockholders of the Company, a cash retainer of $25,000 or a number of shares of Common Stock of the Company valued at $25,000 (based on the closing price of the Common Stock on the date of the annual meeting of stockholders). In addition, all directors of the Company are reimbursed for expenses incurred in attending meetings of the Board of Directors and committees thereof.

STOCK OPTION PLAN


     The Company has adopted a stock option plan (the "1997 Stock Option Plan") to align the interests of the directors, executives, consultants, and employees of the Company with those of its stockholders. A total of 1,800,000 shares of Common Stock have been reserved for issuance pursuant to the 1997 Stock Option Plan. As of September 30, 1997, 1,032,320 options were outstanding with a weighted average exercise price of $8.00 per share. As of September 30, 1997, Mr. Depping, Ms. Ho, Mr. Quinn and Mr. Spencer had been granted options to purchase 367,536, 128,941, 128,941 and 31,250 shares of Common Stock, respectively, under the 1997 Stock Option Plan.


     The 1997 Stock Option Plan is administered by the Stock Option Committee of the Board of Directors. Under the 1997 Stock Option Plan, the Company may grant both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options ("non-qualified stock options"). Non-qualified stock options may be granted to directors, executives, consultants and employees of the Company and its subsidiaries. The exercise price of non-qualified stock options is determined by the Board of Directors or a committee thereof and may not be less than the fair market value of the Common Stock on the date the option is granted. Incentive stock options may be granted only to individuals who are employees of the Company or a subsidiary on the date of grant. The exercise price of incentive stock options is determined by the Board of Directors or a committee thereof and may not be less than the fair market value of the Common Stock on the date the incentive stock option is granted. Subject to the terms of the 1997 Stock Option Plan, the Board of Directors or a committee thereof is authorized to select the recipients of options from among those eligible and to establish the exercise price and the number of shares that may be issued under each option. The maximum number of shares of Common Stock that may be subject to options granted to any one individual under the 1997 Stock Option Plan during any calendar year may not exceed 500,000 shares. Under the terms of the 1997 Stock Option Plan, the exercise price of an option may be paid in cash, in shares of Common Stock (valued at fair market value on the date of exercise) or by a combination of such means of payment, as may be determined by the Board of Directors or a committee thereof.

     The 1997 Stock Option Plan provides that the total number of shares covered by such plan, the maximum number of shares which may be the subject of options awarded to any one individual in a calendar year, the number of shares covered by each option, and the exercise price per share under each option will be proportionately adjusted in the event of a stock split, reverse stock split, stock dividend, or similar capital adjustment effected without receipt of consideration by the Company.

EXECUTIVE INCENTIVE COMPENSATION PLAN

     The Board of Directors has adopted an Executive Incentive Compensation Plan (the "Incentive Plan"). The Incentive Plan provides for the payment of incentive awards for a fiscal year only if the Company's after-tax earnings for such fiscal year (determined without regard to payments under the Incentive Plan) exceeds 20% of the Company's Average Common Equity (as defined below) for such fiscal year. In the event that such threshold is satisfied for a fiscal year, then the aggregate incentive compensation that will be paid under the Incentive Plan for a fiscal year (the "Incentive Pool") will be equal to 12% of the excess, if any, of the Company's pre-tax earnings for such fiscal year (determined without regard to payments under the Incentive Plan) over 20% of the Company's Average Common Equity for such fiscal year. The Average Common Equity for a fiscal year is the average of the balance of equity attributable to the outstanding Common Stock of the Company (including par value, additional paid in capital and retained earnings), as reflected in the financial statements of the Company at the end of each month during the fiscal year. The entire amount in each Incentive Pool will be paid in cash to the Incentive Plan participants within two and one-half months after the last day of the fiscal year to which such Incentive Pool relates. At least 85% of each Incentive Pool will be paid to the Chief Executive Officer and the Executive Vice Presidents of the Company, with each such individual's share of such aggregate amount to be determined by the Chief Executive Officer, subject to the approval of the Compensation Committee. The balance of the Incentive Pool will be paid to other senior management employees of the Company. Such other employees, and the amount paid to each such individual, will be determined by the Chief Executive Officer, subject to the approval of the Compensation Committee.

                              CERTAIN TRANSACTIONS


     Prior to completion of the Company's initial public offering in May 1997, the Company and the holders of 100% of the Common Stock then outstanding entered into a Registration Rights Agreement (the "Registration Rights Agreement.") The Registration Rights Agreement provides each of Redstone and its affiliates and Thomas J. Depping with the right on two occasions to require the Company to register all or part of their registrable shares under the Securities Act, provided that at least 400,000 shares of Common Stock are registered in such offering, and the Company is required to use its diligent good faith efforts to effect such registration, subject to certain conditions and limitations. The Registration Rights Agreement also provides all parties to the Registration Rights Agreement with piggyback registration rights on any underwritten offering by the Company of any of its securities, either for its own account or the account of a selling stockholder, except for certain types of registrations, and with piggyback registration rights on a registration pursuant to the demand rights described in the previous sentence. The Company is required to bear the expenses of all registrations under the Registration Rights Agreement other than the underwriting discounts and commissions. The parties to the Registration Rights Agreement have waived their rights to include their shares in the Offering, other than with respect to shares being sold by them as Selling Stockholders.


     Redstone and the Company were parties to a Loan Agreement dated June 8, 1994 pursuant to which Redstone loaned to the Company $9.0 million on a subordinated basis. David L. Solomon, Chairman and Co-Chief Executive Officer of Redstone, Inc., general partner of Redstone, is a director of the Company and its largest beneficial stockholder. David C. Shindeldecker, President and Co-Chief Executive Officer of Redstone, Inc., is a director of the Company and one of its largest beneficial stockholders. The Subordinated Note bore interest at a rate of 11.00% per annum. Interest on the Subordinated Note was payable monthly and such note matured on June 6, 2004. All amounts outstanding under the Subordinated Note were repaid with proceeds of the Company's initial public offering.


     Upon completion of the initial public offering, the Company entered into a new $5.0 million Subordinated Revolving Credit Facility with Redstone, with the commitment level thereunder decreasing by $1.0 million per year. Advances under the Subordinated Revolving Credit Facility bear interest at 11.00% per annum. As of December 30, 1997, $5.0 million was outstanding under the Subordinated Revolving Credit Facility.


     The Company and an affiliate of Redstone (the "Affiliate") are parties to an agreement dated December 20, 1996 (the "Referral Agreement") whereby the Affiliate may introduce potential lease customers or vendors of equipment to the Company. Pursuant to this agreement, the Company is required to pay a referral fee to the Affiliate equal to 5.0% of the total equipment cost funded for each lease the Company enters into with a customer referred to it by the Affiliate, which fee is consistent with referral fees paid by the Company to other referral sources. As of September 30, 1997, the Company had paid less than $1,000 to the Affiliate pursuant to the Referral Agreement.

     In June 1994, the Company entered into a two-year consulting agreement with Roy H. Trice, Jr., one of the Company's stockholders, which terminated in June 1996. Pursuant to this agreement, Mr. Trice provided the Company with certain consulting services and received an annual fee of $75,000 plus expenses. In May 1996, the Company acquired 628,426 shares of Common Stock from Mr. Trice for $360,000.


     In connection with the acquisition of GIC, irrevocable standby letters of credit were issued by a financial institution in favor of Eric Barash and Daniel Dengate in the amounts of $2.2 million and $396,000, respectively (the "GIC Letters of Credit"). In connection with the acquisition of CCL, an irrevocable standby letter of credit was issued by a financial institution in favor of Valerie Hayes in the amount of $2.5 million (the "CCL Letter of Credit"). See "Business -- Recent Acquisitions." In December 1997, the Company and Ms. Hayes entered into an amendment to the Agreement and Plan of Reorganization executed by the Company and Ms. Hayes in connection with the CCL acquisition (the "Reorganization Agreement" and as amended, the "Amended Reorganization Agreement") in order to provide for the conversion into Common Stock of all 43,691 shares of Series B Preferred Stock issued to Ms. Hayes in the CCL acquisition, the release of all such shares to Ms. Hayes from the escrow created in connection with the CCL acquisition, the payment to Ms. Hayes of a cumulative dividend of $29,000 on the Series B Preferred Stock, the return and cancellation of the CCL Letter of Credit and certain restrictions on transfer of the Common Stock owned by Ms. Hayes.

Ms. Hayes' employment agreement was also amended to provide for a five year term ending on November 1, 2001 and to provide for certain payments in the event of termination.



     The GIC Letters of Credit were guaranteed by Redstone and could be drawn upon if certain events occur, including the failure of the Company to pay dividends when due on the Series A Preferred Stock, the failure of the Company to redeem the Series A Preferred Stock when required or the occurrence of a liquidation, dissolution or winding up of the Company. The Company agreed to reimburse Redstone for any amounts required to be paid by Redstone pursuant to its guarantee of the letters of credit. The GIC Letters of Credit have been returned and cancelled.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with regard to the beneficial ownership of Common Stock as of November 30, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, of (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, (iv) all directors and executive officers of the Company as a group, and (v) the Selling Stockholders. Each person named has sole voting and investment power with respect to the shares indicated, except as otherwise stated in the notes to the table. The address of Redstone and Messrs. Shindeldecker and Solomon is 5847 San Felipe Road, Suite 320, Houston, Texas 77057. The address of all other named individuals is c/o First Sierra Financial, Inc., 600 Travis Street, Suite 7050, Houston, Texas, 77002.


                                              BENEFICIAL
                                               OWNERSHIP                          BENEFICIAL OWNERSHIP
                                         PRIOR TO OFFERING(1)                      AFTER OFFERING(1)
                                         ---------------------     NUMBER OF      --------------------
                                         NUMBER OF                SHARES BEING     NUMBER
                                           SHARES     PERCENT       OFFERED       OF SHARES    PERCENT
                                         ----------   --------    ------------    ---------    -------
Thomas J. Depping......................   1,805,800     19.9%       200,000       1,605,800     14.0%
Redstone Group, Ltd.(2)................   1,823,151     20.1%       400,000       1,423,151     12.4%
David C. Shindeldecker(3)..............   1,970,518     21.7%       440,000(4)    1,530,518     13.3%
David L. Solomon(3)....................   2,735,000     30.2%       600,000(4)    2,135,000     18.6%
Oren M. Hall...........................     500,000      5.5%       150,000         350,000      3.0%
Sandy B. Ho............................     240,790      2.7%        20,000         220,790      1.9%
Robert H. Quinn, Jr....................     235,790      2.6%        50,000         185,790      1.6%
Richard J. Campo.......................      20,000     *                --          20,000        *
Norman J. Metcalfe.....................      20,000     *                --          20,000        *
Craig M. Spencer.......................          --     *                --              --        *
Valerie Hayes(5).......................     238,989      2.6%       102,000         136,989      1.2%
Roy Trice..............................     283,423      3.1%        50,000         233,423      2.0%
Eric Barash(6).........................     263,711      2.8%        85,000         178,711      1.5%
Daniel Dengate(6)......................      46,537     *            15,000          31,537      *
Pat Kistler............................       8,888     *             4,444           4,444      *
Daniel Fritz...........................       4,444     *             2,222           2,222      *
All directors and executive officers as
  a group (10 persons).................   5,704,747     62.9%     1,060,000       4,644,747     40.4%


---------------

 *  Less than one percent


(1) The applicable percentage of ownership as of November 30, 1997 is based upon 9,066,443 shares of Common Stock outstanding. The applicable percentage of ownership after the Offering is based upon 11,488,766 shares of Common Stock outstanding after the Offering.


(2) Redstone is a Texas limited partnership, of which Redstone, Inc. is the general partner.

(3) Includes 1,823,151 shares which are owned of record by Redstone. Messrs. Shindeldecker and Solomon are Co-Chief Executive Officers of Redstone, Inc., the general partner of Redstone.

(4) Includes 400,000 shares being offered hereby by Redstone.


(5) Assumes that the conversion of 43,691 shares of Series B Preferred Stock into 238,989 shares of Common Stock had occurred as of November 30, 1997. See "Description of Capital Stock -- Series B Preferred Stock."



(6) Consists of shares of Common Stock which may be acquired within 60 days upon the conversion of outstanding Series A Preferred Stock. See "Description of Capital Stock -- Preferred Stock."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and 1,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

COMMON STOCK


     As of November 30, 1997, 9,066,443 shares of Common Stock were outstanding and held of record by 25 persons. Upon completion of the Offering, 11,488,766 shares of Common Stock will be outstanding, including 100,000 shares of Common Stock to be issued upon conversion of a total of 18,281 shares of Series A Preferred Stock prior to consummation of the Offering and excluding 1,032,320 shares of Common Stock issuable upon exercise of options outstanding under the 1997 Stock Option Plan and 210,250 shares of Common Stock issuable upon the conversion of Series A Preferred Stock to be outstanding following the Offering.


     The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of holders of Common Stock. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the voting power of shares of Common Stock outstanding are able to elect all the directors and the holders of the remaining shares are not able to elect any directors. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has never declared or paid cash dividends on its Common Stock. The shares of Common Stock have no preemptive rights, redemption rights, or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK


     The Company's Board of Directors may establish, without stockholder approval, one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that the Board of Directors may designate. The Company believes that this power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. It could also have the effect of delaying, deferring or preventing a change in control of the Company. As of November 30, 1997, the Company's authorized and outstanding Preferred Stock consisted of 56,718 shares of Series A Preferred Stock and 43,691 shares of Series B Preferred Stock. In December 1997, all outstanding shares of Series B Preferred Stock were converted into 238,989 shares of Common Stock. See "Certain Transactions."


SERIES A PREFERRED STOCK

     As of November 30, 1997, the Company had issued 56,718 shares of Series A Preferred Stock, 18,281 of which will be converted into Common Stock prior to consummation of the Offering, leaving 38,437 shares of Series A Preferred Stock outstanding. The following description is a summary of the Certificate of Designation for the Series A Preferred Stock, and is qualified in its entirety by reference to that document.


     Dividends. The Series A Preferred Stock ranks, with respect to dividend rights and distribution of assets on liquidation, senior and prior to the Common Stock and junior to, or on parity with, as the case may be, any other stock of the Company designated as senior to, or on parity with, as the case may be, Series A Preferred Stock. Prior to the conversion of all outstanding shares of Series B Preferred Stock into Common Stock in December 1997, the Series A Preferred Stock ranked on parity with the Series B Preferred Stock. Holders of Series A Preferred Stock are entitled to receive non-cumulative annual cash dividends of $1.86 per share payable annually when declared by the Board of Directors. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock then outstanding will be entitled to receive an amount of cash per share equal to $46.54607 before any distribution is made on the Common Stock. As long as any shares of Series A Preferred Stock are outstanding, the Company may not pay, declare or set apart a dividend or distribution on the Common Stock (other than stock dividends or distributions payable in Common Stock).

     Redemption. The Series A Preferred Stock is mandatorily redeemable by the Company on December 31, 2001 (subject to conversion rights at any time on or prior to November 30, 2001) at a redemption price of $46.54607 per share.

     Conversion. The Series A Preferred Stock is convertible, at the option of the holder thereof, at any time into Common Stock at a conversion rate of 5.47 shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment for stock dividends, stock splits and combinations. A total of 18,281 shares of Series A Preferred Stock will be converted into 100,000 shares of Common Stock prior to consummation of the Offering.

     Voting Rights. The shares of Series A Preferred Stock have general voting rights on all issues submitted to the stockholders. Each share of Series A Preferred Stock entitles the holder thereof to such number of votes per share as shall equal the number of shares of Common Stock into which such shares of Series A Preferred Stock are convertible.


     Registration Rights. Until the earlier of December 31, 2001 or, as to any holder of Series A Preferred Stock, (a) the date such holder owns less than the equivalent of 5,000 shares of fully diluted Common Stock, or (b) the date on which such holder is able to dispose of all shares of Common Stock issuable upon conversion of the Series A Preferred Stock under Rule 144, the holders of Series A Preferred Stock have piggyback registration rights with respect to any offering by the Company or a stockholder of the Company of Common Stock to the public for cash except for (i) offerings of shares issuable by the Company upon the exercise of employee or director stock options, or (ii) offerings of shares issued in mergers wherein the Company is the surviving corporation. The Company is required to give holders of Series A Preferred Stock at least 30 days' prior written notice of the filing of any registration statement, specifying the estimated price range of the offering covered thereby. The holders of the Series A Preferred Stock have waived their registration rights with respect to the Offering, other than with respect to shares being sold by them as Selling Stockholders.


SERIES B PREFERRED STOCK


     As of November 30, 1997, the Company had issued 43,691 shares of Series B Preferred Stock. In December 1997, all outstanding shares of Series B Preferred Stock were converted into 238,989 shares of Common Stock and a cumulative dividend of $29,000 was paid on the Series B Preferred Stock so converted. See "Certain Transactions." The following description is a summary of the Certificate of Designation that applied to the Series B Preferred Stock, and is qualified in its entirety by reference to that document.



     Dividends. Prior to its conversion into Common Stock, the Series B Preferred Stock ranked, with respect to dividend rights and distribution of assets on liquidation, senior and prior to the Common Stock, on parity with the Series A Preferred Stock and junior to, or on parity with, as the case may be, any other stock of the Company designated as senior to, or on parity with, as the case may be, the Series B Preferred Stock. Holders of Series B Preferred Stock were entitled to receive cumulative annual cash dividends ranging from $1.14 to $2.29 per share, depending upon the number of shares of Series B Preferred Stock which had then been released from escrow pursuant to an escrow agreement between the Company and Ms. Hayes (the "Escrow"). Prior to effectiveness of the Amended Reorganization Agreement, 21,845 shares of the Series B Preferred Stock issued to Ms. Hayes on October 31, 1996 in connection with the acquisition of CCL were held pursuant to the Escrow. The earnout covered an aggregate period of approximately 39 months from the date of acquisition (with the first earnings period being approximately 15 months and the two succeeding earnings periods being 12 months each) and provided that approximately 7,281 shares of such Series B Preferred Stock were to be released from the Escrow per earnings period if the Corporate Capital Leasing division of the Company met or exceeded an income amount determined pursuant to a formula. If the Corporate Capital Leasing division of the Company did not meet or exceed the required income amount in any earnings period, then approximately 7,281 shares of such Series B Preferred Stock were required to be cancelled. Pursuant to the Amended Reorganization Agreement, all shares of Series B Preferred Stock were released from the Escrow. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, except a Redemption Acceleration Event (as defined below), the holders of Series B Preferred Stock then outstanding were entitled to receive an amount of cash per share ranging from $28.61 to $57.22, depending upon the number of shares of Series B Preferred Stock which had then been released from the Escrow, before any distribution was made on the Common Stock. As of November 30, 1997, the dissolution rate in effect for the Series B Preferred Stock was $28.61. As long as dividends on the Series B Preferred Stock were in arrears or the Company was obligated to, and had failed to redeem, any shares of Series B Preferred Stock which were mandatorily redeemable or optionally redeemable following a Redemption Acceleration Event, the Company could not pay or declare a dividend on the Common Stock (other than distributions payable in Common Stock).



     Redemption. Prior to conversion, the Series B Preferred Stock was mandatorily redeemable by the Company on December 31, 2001 (subject to conversion rights at any time on or prior to November 30, 2001) at a redemption price ranging from $28.61 to $57.22 per share, depending upon the number of shares of Series B Preferred Stock which had then been released from the Escrow (the "Redemption Price"). As of November 30, 1997, the Redemption Price in effect for the Series B Preferred Stock was $28.61. In addition, if the Company filed for bankruptcy, a bankruptcy petition was filed against the Company, the Company instituted insolvency proceedings, failed to renew or extend the CCL Letter of Credit, or failed to pay any dividends on the Series B Preferred Stock when required pursuant to the Reorganization Agreement (each, a "Redemption Acceleration Event"), then each holder of Series B Preferred Stock could, at such holder's option, require the Company to redeem all of the shares of Series B Preferred Stock held by such holder at the Redemption Price then in effect.



     Conversion. The Series B Preferred Stock was convertible at any time, at the option of the holder thereof, into Common Stock at a conversion rate of 5.47 shares of Common Stock for each share of Series B Preferred Stock. In addition, shares of Series B Preferred Stock were automatically convertible into shares of Common Stock at a conversion rate of 5.47 shares of Common Stock for each share of Series B Preferred Stock if the Common Stock traded at or above $12.33 per share (subject to adjustment for stock dividends, subdivisions or split-ups, and reverse stock splits) for twenty consecutive trading days and there was then in effect a registration statement and prospectus covering the resale of the shares of Common Stock into which such shares of Series B Preferred Stock were convertible.



     Voting Rights. Prior to conversion, the shares of Series B Preferred Stock had general voting rights on all issues submitted to stockholders. Each share of Series B Preferred Stock entitled the holder thereof to such number of votes per share as equaled the number of shares of Common Stock into which such shares of Series B Preferred Stock were convertible.



     Registration Rights. The Amended Reorganization Agreement provides that the Common Stock issued to Ms. Hayes upon conversion of the Series B Preferred Stock shall be entitled to the same registration rights as applied to the Series B Preferred Stock. Accordingly, unless waived by written consent, Ms. Hayes has piggyback registration rights on any offering by the Company or by a stockholder of the Company of Common Stock to the public for cash except for (i) offerings of shares issuable by the Company upon the exercise of employee or director stock options, or (ii) offerings of shares issued in mergers wherein the Company is the surviving corporation. The Company is required to give Ms. Hayes at least 15 days prior written notice of the filing of a registration statement, specifying the estimated price range of the offering covered thereby. Ms. Hayes has waived her piggyback registration rights with respect to the Offering, other than with respect to shares being sold by her as a Selling Stockholder. In addition, during the period beginning on the 12-month anniversary of the completion of the Company's initial public offering and ending 48 months thereafter, Ms. Hayes can demand, on one occasion, registration of the shares of Common Stock issued upon conversion of the Series B Preferred Stock, provided that the number of shares proposed to be sold shall be at least equal to 25% of the aggregate number of shares of Common Stock issuable upon conversion of all of the Series B Preferred Stock. If a demand is made pursuant to the previous sentence, then the Company is required to prepare and file a continuous or "shelf" registration statement pursuant to Rule 415 under the Securities Act respecting the sale from time to time of all of the shares of Common Stock issued upon conversion of the Series B Preferred Stock.


DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, these restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

     The Company's Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause upon the vote of at least 80% of the then outstanding shares of capital stock entitled to vote upon the election of directors ("Voting Stock"). In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.

     The Charter provides that special meetings of holders of Common Stock may be called only by the Company's Board of Directors and that only business proposed by the Board of Directors may be considered at special meetings of holders of Common Stock.


     The Charter provides that the only business (including election of directors) that may be considered at an annual meeting of holders of Common Stock, in addition to business proposed (or persons nominated to be directors) by the directors of the Company, is business proposed (or persons nominated to be directors) by holders of Common Stock who comply with the notice and disclosure requirements set forth in the Charter. In general, the Charter requires that a stockholder give the Company notice of proposed business or nominations no later than 60 days before the annual meeting of holders of Common Stock (meaning the date on which the meeting is first scheduled and not postponements or adjournments thereof) or (if later) ten days after the first public notice of the annual meeting is sent to holders of Common Stock. In general, the notice must also contain information about the stockholder proposing the business or nomination, the stockholder's interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy statements. The stockholder also must submit a notarized letter from each of the stockholder's nominees stating the nominee's acceptance of the nomination and indicating the nominee's intention to serve as a director if elected.


     The Charter provides that the affirmative vote of at least two-thirds of the Voting Stock shall be required to approve any of the following proposed transactions: (i) a merger or consolidation in which the Company shall not be the surviving entity or shall survive only as a subsidiary of an entity; (ii) a sale, lease or exchange or an agreement to sell, lease or exchange all or substantially all of the assets of the Company to any other person or entity; or (iii) the dissolution or liquidation of the Company.

     The Charter authorizes the Board of Directors, without any action by the stockholders of the Company, to issue up to 1,000,000 shares of Preferred Stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. Because the terms of the preferred stock may be fixed by the Board of Directors without stockholder action, the preferred stock could be issued quickly with terms designed to make more difficult a proposed takeover of the Company or the removal of its management, thus affecting the market price of the Common Stock and preventing stockholders from obtaining any premium offered by the potential buyer. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders.

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws requires a greater percentage. The Charter provides that approval by the holders of at least 80% of the Voting Stock is required to amend the provisions of the Charter previously discussed and certain other provisions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 11,488,766 shares of Common Stock outstanding. The 2,300,000 shares of Common Stock issued in the Company's initial public offering are, and the 3,400,000 shares of Common Stock offered hereby will be, freely tradeable without restriction or further registration under the Securities Act, except for shares sold by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. Following the expiration of the lock-up period described below, all of the remaining outstanding shares of Common Stock (other than approximately 715,115 shares issued in connection with acquisitions completed in the past 12 months) and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock will be freely tradeable subject to the restrictions on resale imposed by Rule 144 under the Securities Act.


     In general, under Rule 144 a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least one year, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company is entitled to sell within any three-month period the number of shares of Common Stock which does not exceed the greater of one percent of the number of then outstanding shares or the average weekly reported trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and to the availability of current public information about the Company and must be made in unsolicited brokers' transactions or to a market maker. A person (or persons whose shares are aggregated) who was not an "affiliate" of the Company under the Securities Act during the three months preceding a sale and who has beneficially owned such shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, notice, information and manner of sale provisions of such Rule.

     An aggregate of 1,800,000 shares of Common Stock are reserved for issuance to directors, executives, consultants and employees of the Company pursuant to the 1997 Stock Option Plan. The Company has an effective registration statement on Form S-8 covering the issuance of shares of Common Stock pursuant to the 1997 Stock Option Plan. Accordingly, shares issued pursuant to the 1997 Stock Option Plan are freely tradeable, except for any shares held by an "affiliate" of the Company.

     Certain stockholders of the Company have been granted certain demand and "piggy-back" registration rights if the Company proposes to undertake a public offering and have waived their registration rights in connection with the Offering, other than with respect to the shares being sold by them as Selling Stockholders.


     The Company, its executive officers and directors, the Selling Stockholders and other certain stockholders of the Company, have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, Common Stock for a period of 90 days commencing on the date of this Prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof in connection with the Company's stock option plans, provided that such options shall not vest or such shares shall not be transferable prior to the end of the 90-day period, and the issuance by the Company of capital stock in connection with acquisitions of lease finance companies, provided that such shares shall not be transferable prior to the end of the 90-day period.


     No predictions can be made of the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of Common Stock could adversely affect the prevailing market price of the Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the underwriting agreement
dated           , 1998 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") who are represented by Friedman, Billings, Ramsey & Co., Inc. and Piper Jaffray Inc. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:


                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Friedman, Billings, Ramsey & Co., Inc.......................
Piper Jaffray Inc...........................................

                                                              ---------
          Total.............................................  3,400,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of the Common Stock offered hereby if any of such shares of Common Stock are purchased.

     The Company and the Selling Stockholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other dealers. After the
Offering, the public offering price, concession, allowance and reallowance may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 510,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,400,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If the option is exercised, the Underwriters will offer such additional shares on the same terms as those on which the 3,400,000 shares of Common Stock are being offered.


     The Company, its executive officers and directors, the Selling Stockholders and certain other stockholders of the Company, have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, Common Stock for a period of 90 days commencing on the date of this Prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof in connection with the Company's stock option plans, provided that such options shall not vest or such shares shall not be transferable prior to the end of the 90-day period, and the issuance by the Company of capital stock in connection with acquisitions of lease finance companies, provided that such shares shall not be transferable prior to the end of the 90-day period.


     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain losses, claims, damages or liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions pursuant to which the Representatives may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case the Representatives may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Underwriters' over-allotment option referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or dealer participating in the Offering) for the account of other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid might also affect the price of the Common Stock to the extent that it could discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the Common Stock offered hereby will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

     The Audited Consolidated Financial Statements of the Company included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The Audited Financial Statements of Heritage Credit Services, Inc. included in this Prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

     The Audited Financial Statements of Corporate Capital Leasing Group, Inc. included in this Prospectus and Registration Statement have been audited by MacDade Abbott LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                         INDEX TO FINANCIAL STATEMENTS


FIRST SIERRA FINANCIAL, INC. -- CONSOLIDATED FINANCIAL
  STATEMENTS
  Report of Independent Public Accountants..................    F-2
  Consolidated Balance Sheets as of December 31, 1995 and
     1996...................................................    F-3
  Consolidated Statements of Operations for the Period from
     Inception (June 3, 1994) through December 31, 1994 and
     for the Years Ended December 31, 1995 and 1996.........    F-4
  Consolidated Statements of Stockholders' Equity for the
     Period from Inception (June 3, 1994) through December
     31, 1994 and for the Years Ended December 31, 1995 and
     1996...................................................    F-5
  Consolidated Statements of Cash Flows for the Period from
     Inception (June 3, 1994) through December 31, 1994 and
     for the Years Ended December 31, 1995 and 1996.........    F-6
  Notes to Consolidated Financial Statements................    F-7
FIRST SIERRA FINANCIAL, INC. -- UNAUDITED CONSOLIDATED
  FINANCIAL STATEMENTS......................................
  Consolidated Balance Sheet as of December 31, 1996 and
     September 30, 1997 (unaudited).........................   F-23
  Consolidated Statement of Operations for the Nine Month
     Periods Ended September 30, 1996 and 1997
     (unaudited)............................................   F-24
  Consolidated Statement of Stockholders' Equity for the
     Nine Month Period Ended September 30, 1997
     (unaudited)............................................   F-25
  Consolidated Statement of Cash Flows for the Nine Month
     Periods Ended September 30, 1996 and 1997
     (unaudited)............................................   F-26
  Notes to Unaudited Consolidated Financial Statements......   F-27
FIRST SIERRA FINANCIAL, INC. -- UNAUDITED PRO FORMA
  CONSOLIDATED FINANCIAL STATEMENTS.........................   F-34
  Unaudited Pro Forma Consolidated Statement of Operations
     for the Year Ended
     December 31, 1996......................................   F-35
  Unaudited Pro Forma Consolidated Statement of Operations
     for the Nine Months Ended September 30, 1997...........   F-36
  Notes to Unaudited Pro Forma Consolidated Financial
     Statements.............................................   F-37
CORPORATE CAPITAL LEASING GROUP, INC. -- FINANCIAL
  STATEMENTS
  Report of Independent Public Accountants..................   F-40
  Balance Sheets as of December 31, 1995 and October 31,
     1996...................................................   F-41
  Statements of Income for the Year Ended December 31, 1995
     and the Ten Months Ended October 31, 1996..............   F-42
  Statements of Stockholder's Equity for the Year Ended
     December 31, 1995 and the Ten Months Ended October 31,
     1996...................................................   F-43
  Statements of Cash Flows for the Year Ended December 31,
     1995 and the Ten Months Ended October 31, 1996.........   F-44
  Notes to Financial Statements.............................   F-45
HERITAGE CREDIT SERVICES, INC. -- FINANCIAL STATEMENTS
  Report of Independent Certified Public Accountants........   F-49
  Balance Sheets as of September 30, 1995 and 1996..........   F-50
  Statements of Operations and Retained Earnings for the
     Years Ended September 30, 1994, 1995 and 1996 and the
     period ended May 20, 1997 (unaudited)..................   F-51
  Statements of Cash Flows for the Years Ended September 30,
     1994, 1995 and 1996 and the period ended May 20, 1997
     (unaudited)............................................   F-52
  Notes to Financial Statements.............................   F-53

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To First Sierra Financial, Inc.:

     We have audited the accompanying consolidated balance sheets of First Sierra Financial, Inc., and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (June 3, 1994) through December 31, 1994 and for the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Sierra Financial, Inc., and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the period from inception (June 3, 1994) through December 31, 1994, and for the years ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

/s/  ARTHUR ANDERSEN LLP

Houston, Texas
February 27, 1997

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                             DECEMBER 31
                                          ------------------
                                           1995       1996
                                          -------    -------
LEASE FINANCING RECEIVABLES, net........  $67,322    $61,270
INVESTMENT IN TRUST CERTIFICATES........       --      9,534
GOODWILL AND OTHER INTANGIBLE ASSETS,
  net...................................       --      3,615
CASH AND CASH EQUIVALENTS...............      876      2,598
FURNITURE AND EQUIPMENT, net............      262      1,049
OTHER ASSETS............................      884      1,276
                                          -------    -------
          Total assets..................  $69,344    $79,342
                                          =======    =======

            LIABILITIES AND STOCKHOLDERS' EQUITY

DEBT:
  Warehouse credit facilities...........  $55,827    $52,380
  Subordinated note payable.............    9,000      9,000
OTHER LIABILITIES:
  Holdback reserve payable..............    1,969      6,523
  Accounts payable and accrued
     liabilities........................    1,238      3,929
  Deferred income taxes.................       --      1,366
                                          -------    -------
          Total liabilities.............   68,034     73,198
                                          -------    -------
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK..............       --      3,890
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value,
     25,000,000 shares authorized,
     5,470,000 shares and 5,696,310
     shares issued and outstanding,
     respectively.......................       55         57
  Additional paid-in capital............      945        730
  Retained earnings.....................      310      1,467
                                          -------    -------
          Total stockholders' equity....    1,310      2,254
                                          -------    -------
          Total liabilities and
           stockholders' equity.........  $69,344    $79,342
                                          =======    =======

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                           PERIOD FROM
                                            INCEPTION
                                          (JUNE 3, 1994)         YEAR ENDED
                                             THROUGH            DECEMBER 31
                                           DECEMBER 31,     --------------------
                                               1994           1995        1996
                                          --------------    --------    --------
INTEREST INCOME.........................        $   181      $3,053      $6,323
GAIN ON SALE OF LEASE FINANCING
  RECEIVABLES...........................             --       3,259       3,456
SERVICING INCOME........................              6         323       1,050
OTHER INCOME............................             --          16         535
                                                -------      ------      ------
          Total revenues................            187       6,651      11,364
                                                -------      ------      ------
INTEREST EXPENSE........................            157       2,616       5,014
SALARIES AND BENEFITS...................            312       1,346       1,987
PROVISION FOR CREDIT LOSSES.............             28         392         537
DEPRECIATION AND AMORTIZATION...........              6         100         286
OTHER GENERAL AND ADMINISTRATIVE........            522         803       1,531
                                                -------      ------      ------
          Total expenses................          1,025       5,257       9,355
                                                -------      ------      ------
INCOME (LOSS) BEFORE PROVISION (BENEFIT)
  FOR INCOME TAXES......................           (838)      1,394       2,009
PROVISION (BENEFIT) FOR INCOME TAXES....           (323)        569         792
                                                -------      ------      ------
NET INCOME (LOSS).......................           (515)        825       1,217
PREFERRED STOCK DIVIDENDS...............             --          --          60
                                                -------      ------      ------
NET INCOME (LOSS) ALLOCATED TO COMMON
  STOCKHOLDERS..........................        $  (515)     $  825      $1,157
                                                =======      ======      ======
NET INCOME (LOSS) PER COMMON AND COMMON
  EQUIVALENT SHARE......................        $ (0.08)     $ 0.13      $ 0.19
                                                =======      ======      ======

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                           COMMON STOCK
                                        -------------------    ADDITIONAL    RETAINED         TOTAL
                                         NUMBER                 PAID-IN      (DEFICIT)    STOCKHOLDERS'
                                        OF SHARES    AMOUNT     CAPITAL      EARNINGS        EQUITY
                                        ---------    ------    ----------    ---------    -------------
INITIAL ISSUANCE OF COMMON STOCK, June
  3, 1994.............................  5,470,000     $55         $945         $   --        $1,000
  Net loss............................         --      --           --           (515)         (515)
                                        ---------     ---         ----         ------        ------
BALANCE, December 31, 1994............  5,470,000      55          945           (515)          485
  Net income..........................         --      --           --            825           825
                                        ---------     ---         ----         ------        ------
BALANCE, December 31, 1995............  5,470,000      55          945            310         1,310
  Net income..........................         --      --           --          1,217         1,217
  Issuance of common stock............    854,736       8          139             --           147
  Repurchase and retirement of common
     stock............................   (628,426)     (6)        (354)            --          (360)
  Preferred stock dividends...........         --      --           --            (60)          (60)
                                        ---------     ---         ----         ------        ------
BALANCE, December 31, 1996............  5,696,310     $57         $730         $1,467        $2,254
                                        =========     ===         ====         ======        ======

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          PERIOD FROM
                                                           INCEPTION
                                                            (JUNE 3,
                                                             1994)             YEAR ENDED
                                                            THROUGH            DECEMBER 31
                                                          DECEMBER 31,    ---------------------
                                                              1994          1995         1996
                                                          ------------    ---------    --------
CASH FLOWS FROM OPERATIONS:
  Net income (loss).....................................    $   (515)     $     825    $  1,217
  Reconciliation of net income (loss) to cash provided
     by (used in) operations --
     Depreciation and amortization......................           6            100         286
     Provision for credit losses........................          28            392         537
     Gain on sale of lease financing receivables........          --         (3,259)     (3,456)
     Decrease (increase) in other assets................        (938)           233        (273)
     Increase in accounts payable and accrued
       liabilities......................................         510            728       1,964
     Increase in holdback reserve payable...............         120          1,850       4,554
     Deferred income tax provision (benefit)............        (323)           144         792
                                                            --------      ---------    --------
          Net cash provided by (used in) operations.....      (1,112)         1,013       5,621
                                                            --------      ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Funding of lease financing receivables................      (4,520)       (66,390)   (172,740)
  Principal payments received on lease financing
     receivables........................................          --          3,167      13,977
  Proceeds from sales of lease financing receivables,
     net of trust certificates retained.................          --         28,623     159,354
  Purchase of VGC lease portfolio.......................     (25,364)            --          --
  Additions to furniture and equipment..................        (136)          (231)       (761)
  Cash used in acquisitions, net of cash acquired.......          --             --         (69)
                                                            --------      ---------    --------
          Net cash used in investing activities.........     (30,020)       (34,831)       (239)
                                                            --------      ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (repayments of) warehouse credit
     facilities, net....................................      23,437         32,389      (3,447)
  Proceeds from issuance of subordinated note payable...       9,000             --          --
  Proceeds from initial issuance of common stock........       1,000             --          --
  Proceeds from issuance of common stock................          --             --         147
  Repurchase of common stock............................          --             --        (360)
                                                            --------      ---------    --------
          Net cash provided by (used in) financing
            activities..................................      33,437         32,389      (3,660)
                                                            --------      ---------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....       2,305         (1,429)      1,722
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD........          --          2,305         876
                                                            --------      ---------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..............    $  2,305      $     876    $  2,598
                                                            ========      =========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Income taxes paid..................................    $     --      $     357    $     10
                                                            ========      =========    ========
     Interest paid......................................    $     35      $   2,736    $  4,763
                                                            ========      =========    ========

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

  Organization

     First Sierra Financial, Inc. ("First Sierra" or the "Company") is a specialized finance company that was formed in June 1994 to acquire and originate, sell and service equipment leases. The underlying leases financed by the Company relate to a wide range of equipment, including computers and peripherals, computer software, medical, dental and diagnostic, telecommunications, office, automotive servicing, hotel security, food services, tree service and industrial, as well as specialty vehicles. The equipment generally has a purchase price of less than $250,000 (with an average of approximately $17,000.) The Company initially funds the acquisition or origination of its leases through its warehouse credit facilities and, upon achieving a sufficient portfolio size, sells such receivables in the public and private markets, principally through its securitization program.

     The Company acquires and originates leases primarily through its Private Label, Broker and Vendor programs. Under the Private Label program, the Company is provided protection from credit losses on defaulted leases through a first lien security interest in the underlying equipment, recourse to the source of the lease (the "Source"), holdback reserves withheld from amounts paid to the Source upon purchase of the lease, or a combination of the above. Leases acquired through the Broker and Vendor programs are originated through relationships with vendors, manufacturers, brokers and dealers of equipment. In addition, the Company has in the past generated, and may in the future generate, gain on sale income through the acquisition of lease portfolios and the subsequent sale of such portfolios at a premium.

  Initial Public Offering

     The Company is in the process of filing a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") for an initial public offering of its common stock (the "Offering"). Proceeds of the Offering, assuming an issuance price of $9.00 per share and net of underwriters' discounts and commissions and estimated offering expenses, will be approximately $16.0 million. The Company intends to use the proceeds from the Offering to repay all outstanding indebtedness under a $9.0 million subordinated note and a portion of the amounts outstanding under the Company's warehouse facilities and to fund the cash portion of the consideration in a pending acquisition as further described in Note 12.

2. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of First Sierra and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and conform to practices within the equipment leasing industry.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Lease Financing Receivables

     The Company records the sum of the future minimum lease payments, unguaranteed residual value and initial direct costs as the gross investment in the lease. The difference between gross investment in the lease

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES and the cost of the lease is defined as "unearned income." Unearned income and initial direct costs incurred in connection with the acquisition or origination of the lease are amortized over the related lease term using the interest method. Amortization of unearned income and initial direct costs is suspended if, in the opinion of management, full payment of the contractual amount due under the lease agreement is doubtful, typically upon a payment becoming 90 days past due, unless such payment is guaranteed pursuant to recourse or holdback provisions of the lease acquisition agreements.

     In conjunction with the acquisition and origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment.

  Gain on Sale of Lease Financing Receivables

     The Company generally sells the leases it acquires or originates through securitization transactions and other structured finance techniques. In a securitization transaction, the Company sells and transfers a pool of leases to a wholly-owned, bankruptcy remote, special purpose subsidiary. This subsidiary in turn simultaneously sells and transfers its interest in the leases to a trust which issues beneficial interests in the leases in the form of senior and subordinated securities. The Company generally retains the right to receive any excess cash flows of the trust (the "Trust Certificate").

     Gain on sale of leases sold through securitization transactions is recorded as the difference between the proceeds received from the sale of senior and subordinated securities, net of related issuance expenses, and the cost basis of the leases allocated to the securities sold. The cost basis of the leases is allocated to the senior and subordinated securities and the Trust Certificate on a relative fair value basis on the date of sale. The fair value of the senior and subordinated securities is based on the price at which such securities are sold through public issuances and private placement transactions, while the fair value of the Trust Certificate is based on the Company's estimate of its fair value using a discounted cash flow approach.

     Gain on portfolio sales of leases is calculated as the difference between the proceeds received, net of related selling expenses, and the carrying amount of the related leases adjusted for ongoing recourse obligations of the Company, if any. At December 31, 1996, the Company has no recourse obligations related to receivables sold through portfolio sales.

  Investment in Trust Certificates

     Trust Certificates are initially recorded based upon the allocated cost basis of the leases sold through securitization transactions as discussed above. The Company's investment in Trust Certificates is amortized over the estimated lives of the underlying leases using the interest method. The cash flows allocable to the Trust Certificate are calculated as the difference between (a) cash flows received from the leases and (b) the sum of (i) interest and principal payable to the holders of the senior and subordinated securities, (ii) trustee fees, (iii) third party credit enhancement fees, (iv) service fees, and
(v) backup service fees. The Company's right to receive this excess cash flow is subject to certain conditions specified in the related trust documents designed to provide additional credit enhancement to holders of the senior and subordinated securities. The Company estimates the expected levels of cash flows to the Trust Certificate taking into consideration estimated prepayments, defaults, recoveries and other factors which may affect the cash flows to the holder of the Trust Certificate. The cash flows ultimately available to the Trust Certificate are largely dependent upon the actual default rates and recoveries experienced on the leases held by the Trust. Increases in default rates above, or reduction in recoveries below, the Company's estimates could materially reduce the cash flows available to the Trust Certificate. To the extent events occur which cause actual Trust Certificate cash flows to be materially below those originally estimated, the Company would be required to reduce the carrying amount of its Trust Certificates and record a charge to earnings. Such charge would be recorded in the period in which the event occurred or became known to management.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

  Exposure to Credit Losses

     Management evaluates the collectibility of leases acquired or originated based on the level of recourse provided, if any, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses for leases which are considered impaired during the period from the funding of the leases through the date such leases are sold through the Company's securitization program. Estimated losses on leases that are considered impaired and have been sold through the Company's securitization program are taken into consideration in the valuation of the Company's investment in the Trust Certificates retained in the securitization transaction.

     The following table sets forth certain information as of December 31, 1995 and 1996, with respect to leases which were held by the Company in its portfolio or serviced by the Company pursuant to its securitization program (dollars in thousands):

                                                                   1996
                                                  ---------------------------------------
                                                  PRIVATE
                                         1995      LABEL     BROKER    VENDOR
                                       TOTAL(1)   PROGRAM    PROGRAM   PROGRAM    TOTAL
                                       --------   --------   -------   -------   --------
Gross leases outstanding.............  $83,687    $244,049    $9,715   $3,470    $257,234
31 - 60 days past due................    2.53%       2.46%     1.69%    0.00%       2.40%
61 - 90 days past due................    0.45%       0.81%     0.29%    0.00%       0.78%
Over 90 days past due................    0.08%       0.35%     0.00%    0.00%       0.33%
                                       -------    --------    ------   ------    --------
          Total past due.............    3.06%       3.62%     1.98%    0.00%       3.51%

---------------

(1) All leases outstanding at December 31, 1995 were acquired or originated under the Company's Private Label program.

     In assessing the Company's exposure to credit losses, management generally segregates the leases acquired under its Private Label program from those acquired or originated under its Broker and Vendor programs due to the differing levels of credit protection available to the Company under the various lease funding programs.

     The following table sets forth the Company's allowance for credit losses for its Private Label program and its Broker and Vendor programs as of December 31, 1994 and for the years ended December 31, 1995 and 1996 (in thousands):

                                                                  BROKER
                                                  PRIVATE           AND
                                                   LABEL          VENDOR
                                                  PROGRAM       PROGRAMS(1)      TOTAL
                                                  -------       -----------      -----
Balance at December 31, 1994....................   $  28             $ --        $  28
Provision for credit losses.....................     392               --          392
Charge-offs, net of recoveries..................      --               --           --
                                                   -----             ----        -----
Balance at December 31, 1995....................     420               --          420
Provision for credit losses.....................     326              211          537
Charge-offs, net of recoveries..................     (25)              --          (25)
Reduction of allowance for leases sold..........    (407)              --         (407)
                                                   -----             ----        -----
Balance at December 31, 1996....................   $ 314             $211        $ 525
                                                   =====             ====        =====

---------------
(1) The Company established its Broker and Vendor programs in 1996 through the acquisitions of GIC in July 1996 and CCL in October 1996.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

     Under the Private Label program, the Company seeks to minimize its losses through a first lien security interest in the equipment funded, recourse to the Private Label source, holdback reserves withheld from the Private Label Source upon purchase of the lease, or a combination of the above. The recourse provisions generally require the Private Label Source to repurchase a receivable when it becomes 90 days past due. The recourse commitment generally ranges from 10% to 20% of the aggregate purchase price of all leases acquired from the Private Label Source. Holdback reserves withheld from the purchase price generally range from 1% to 10% of the aggregate purchase price of the leases acquired from the Private Label Source. In determining whether a lease acquired pursuant to the Private Label program which is considered impaired will result in a loss to the Company, management takes into consideration the ability of the Private Label Source to honor its recourse commitments and the holdback reserves withheld from the Private Label Source upon purchase of the lease, as well as the credit quality of the underlying lessee and the related equipment value. At December 31, 1995 and 1996, the Company had holdback reserves of $2.0 million and $6.5 million, respectively, relating to leases, acquired pursuant to the Private Label program. Such amounts have been classified as liabilities in the accompanying financial statements.

     The following table sets forth certain aggregate information regarding the level of credit protection afforded the Company pursuant to the recourse and holdback provisions of the Private Label program as of December 31, 1995 and 1996 (dollars in thousands):

                                                               1995        1996
                                                              -------    --------
Leases outstanding under the Private Label program (1)......  $67,322    $202,523
                                                              =======    ========

Recourse to Sources available...............................  $ 5,744    $ 19,480
Holdback reserves outstanding...............................    1,969       6,523
                                                              -------    --------
Total recourse and holdback reserves available..............  $ 7,713    $ 26,003
                                                              =======    ========
Ratio of recourse and holdback reserves outstanding to total
  leases outstanding under the Private Label program(2).....    11.46%      12.84%
                                                              =======    ========

---------------

(1) Represents net principal balance of leases held by the Company in its portfolio as well as leases serviced by the Company pursuant to its securitization program.

(2) The specific level of credit protection varies for each Private Label Source. Specific levels of credit protection by Source are considered by management in determining the allowance for credit losses.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

     The following table sets forth the experience of the Company with respect to leases acquired pursuant to the Private Label program for the periods indicated (dollars in thousands):

                                                            PERIOD FROM
                                                            INCEPTION TO      YEAR ENDED DECEMBER 31,
                                                            DECEMBER 31,      -----------------------
                                                                1994            1995          1996
                                                            ------------      --------      ---------
Average balance of leases acquired pursuant to the Private
  Label program outstanding during the period(1)..........       $ 1,442       $30,561       $124,592
                                                                 =======       =======       ========
Total amount of leases triggering action under recourse
  and holdback provisions during the period...............       $    --       $   266       $  1,855
Amounts recovered under recourse provisions...............            --           238          1,694
Amounts recovered pursuant to holdback reserves...........            --            28            136
                                                                 -------       -------       --------
Total amounts recovered...................................            --           266          1,830
                                                                 -------       -------       --------
Net loss experienced on leases acquired pursuant to the
  Private Label program...................................       $    --       $    --       $     25
                                                                 =======       =======       ========
Net default ratio.........................................            --%         0.00%          0.02%
                                                                 =======       =======       ========

---------------

(1) Represents net principal balance of leases held by the Company in its portfolio as well as leases serviced by the Company pursuant to its securitization program.

     At December 31, 1996, the Company's outstanding net principal balance of leases acquired or originated under its Broker and Vendor programs was $10.5 million. Such leases had been outstanding for less than two months on a weighted average basis as of such date. Management analyzes the collectibility of leases acquired or originated pursuant to its Broker and Vendor programs based on its underwriting criteria, delinquency statistics, historical loss experience, current economic conditions and other relevant factors. While the Company owns the underlying equipment, it does not have any recourse or holdback reserves with respect to any leases acquired or originated pursuant to its Broker and Vendor programs. Management believes however, that the relatively short holding period between the time that leases are acquired or originated and the time that such leases are sold minimizes the Company's exposure to credit losses. Accordingly, management believes that an allowance for credit losses of $211,000 is adequate to cover estimated losses incurred on leases considered to be impaired as of December 31, 1996.

     The Company's allowance for credit losses and its valuation of the Trust Certificates retained in its securitization transactions are based on estimates and qualitative evaluations, and ultimate losses will vary from current estimates. These estimates are reviewed periodically and as adjustments, either positive or negative, become necessary, they are reported in earnings in the period in which they become known.

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period in which the change is enacted.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

  Goodwill and Other Intangible Assets

     Goodwill represents the excess of the cost over the fair value of identifiable net assets of businesses acquired and is amortized on a straight line basis over 20 years. The Company periodically assesses the recoverability of goodwill by evaluating whether the future cash flows expected to be generated from the businesses acquired are greater than the carrying amount of the related goodwill. If such future cash flows are not expected to exceed the carrying amount of the related goodwill, an impairment is deemed to have occurred and a write down would be recorded currently in earnings. At December 31, 1996, no impairment was deemed to have occurred. Other intangible assets consist of amounts paid for noncompete agreements which are amortized on a straight line basis over the term of the agreement. At December 31, 1996, accumulated amortization related to amounts recorded for goodwill and amounts paid pursuant to noncompete agreements was approximately $92,000.

  Furniture and Equipment

     Furniture and equipment are carried at cost, less accumulated depreciation. Such assets are depreciated using accelerated and straight line methods over the estimated useful lives of the respective assets.

  Cash and Cash Equivalents

     The Company considers all significant investments which mature within three months of the date of purchase to be cash equivalents.

  Interest Rate Management Activities

     Leases acquired and originated by the Company require payments to be made by the lessee at fixed rates for specified terms. The rates charged by the Company are based on interest rates prevailing in the market at the time of lease approval. Because the Company generally finances its acquisition or origination of leases through its warehouse credit facilities which bear interest at floating rates, the Company is exposed to risk of loss from adverse interest rate movements during the period from the date of acquisition or origination of the leases until the leases are securitized or otherwise sold. The Company seeks to minimize its exposure to adverse interest rate movements during this period through entering into amortizing swap transactions under which the notional amount of the contract changes monthly to match the anticipated amortization of the underlying leases. Settlements with counterparties are accrued at period-end and either increase or decrease interest expense reported in the statement of operations.

  Earnings Per Share

     Earnings per share amounts are calculated based on the net income (loss) allocated to common stockholders after preferred dividends divided by the weighted average number of shares of common stock and common stock equivalents outstanding during the period, adjusted for a 5.47 to 1 stock split (see Note
9). Common stock equivalents consist of shares subject to stock options and warrants and convertible preferred stock.

     The weighted average number of common shares used for computing earnings or loss per share was 6,308,410 for the period from June 3, 1994 (inception) through December 31, 1994, and 6,436,324 and 5,991,127 for the years ended December 31, 1995 and 1996, respectively,.

     Supplemental net income per share for the year ended December 31, 1996, was $.26. The calculation assumes the issuance of an adequate number of shares at $9.00 per share such that the net proceeds therefrom, after payment of estimated expenses incurred in connection with the Offering and underwriting discounts and commissions, will be sufficient to repay in full the $9.0 million subordinated note and to repay $5.6 million of the outstanding balance under the Company's warehouse facilities. The calculation assumes the issuance of 1,832,736 shares of Common Stock on January 1, 1996 and that the net income allocated to Common

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES stockholders has been adjusted to give effect to the elimination of interest expense of the debt repaid, net of the income tax effect computed at the Company's effective income tax rate.

  Recent Accounting Pronouncement

     In June 1996, the Financial Accounting Standards Board adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Under SFAS No. 125, an entity will recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered and derecognize liabilities when extinguished. Additionally, SFAS No. 125 requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on relative fair values at the date of transfer. SFAS No. 125 is effective for transactions occurring after December 31, 1996, and earlier or retroactive application is not permitted. If SFAS No. 125 were effective for fiscal 1996 transactions, the effect would have been to record a servicing asset in conjunction with transactions conducted through the Company's securitization program, decrease the allocated cost attributable to the residual interest in securitized assets retained by the Company, and increase retained earnings as a result of recording a larger gain on sale of lease financing receivables through the Company's securitization program.

  Reclassifications

     Certain reclassifications have been made to conform with the current period presentation.

3. ACQUISITIONS

     On July 11, 1996, the Company acquired certain assets and liabilities of General Interlease Corporation ("GIC") for an aggregate purchase price of $2.64 million. Consideration for the acquisition was effected through the issuance of 56,718 shares of Series A Preferred Stock (see Note 8). GIC is located in Fort Lauderdale, Florida and primarily focuses on the lease broker and equipment vendor markets in the southeastern region of the United States.

     On October 31, 1996, the Company acquired the outstanding common stock of Corporate Capital Leasing Group, Inc. ("CCL") for an aggregate purchase price of $2.5 million. Consideration for the acquisition was effected through the issuance of 43,691 shares of Series B Preferred Stock, 21,845 of which are held pursuant to an escrow agreement between the former owner of CCL and the Company (See Note 8). The escrow agreement covers an aggregate period of approximately 39 months and provides that 7,281 shares of Series B Preferred Stock will be released from escrow per period if the CCL division of the Company meets or exceeds a targeted income amount determined in accordance with the escrow agreement. At December 31, 1996, no shares had been released from escrow and the CCL acquisition has been recorded at $1.25 million, such amount representing the number of shares not subject to the escrow agreement at such date. CCL is located in West Chester, Pennsylvania and primarily focuses on the broker market in the mid-Atlantic region of the United States.

     The above acquisitions have been accounted for using the purchase method of accounting. Under the purchase method of accounting, the results of acquired businesses are included in the Company's results from their respective acquisition dates. The allocations of the purchase price to the fair market value of the net assets acquired is based on preliminary estimates of fair market value and may be revised when additional information concerning asset and liability valuations is obtained.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

     The following table reflects, on an unaudited pro forma basis, the combined operations of the Company and the businesses acquired for the years ended December 31, 1995 and 1996 as if the acquisitions had taken place at the beginning of 1995 and 1996, respectively. Appropriate adjustments have been made to reflect the cost basis used in recording these acquisitions. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had the combinations been in effect on the dates referred to above, that have resulted since the dates of the acquisitions or that may result in the future (in thousands, except per share amounts):

                                                              YEAR ENDED      YEAR ENDED
                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1995            1996
                                                             ------------    ------------
Revenues...................................................    $13,870         $14,314
Net income before income taxes.............................      2,812           2,325
Net income allocated to common stockholders................      1,800           1,120
Income per common and common equivalent share..............        .26             .19

4. LEASE FINANCING RECEIVABLES

     The Company's lease financing receivable balance at December 31, 1995 and 1996, consists of the following (in thousands):

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1995            1996
                                                             ------------    ------------
Minimum lease payments.....................................    $ 83,373        $ 75,945
Estimated unguaranteed residual value......................          --           1,044
Initial direct costs.......................................         733             895
Unearned income............................................     (16,364)        (16,089)
Allowance for credit losses................................        (420)           (525)
                                                               --------        --------
  Lease financing receivables, net.........................    $ 67,322        $ 61,270
                                                               ========        ========

     Future scheduled minimum payments on the Company's lease portfolio as of December 31, 1996, are as follows (in thousands):

1997........................................................  $15,735
1998........................................................   17,210
1999........................................................   15,904
2000........................................................   11,812
2001........................................................    9,079
Thereafter..................................................    6,205
                                                              -------
          Total minimum payments............................  $75,945
                                                              =======

     At December 31, 1996, the weighted average remaining life of leases in the Company's lease portfolio is 34 months and the implicit rate of interest is 10.23%. While contractual payments on the leases extend through 2004, management believes that substantially all currently outstanding leases will be sold within the next year through the Company's securitization program.

  Sales of Leases

     During the year ended December 31, 1996, leases with an aggregate principal balance of $152.0 million, net of unearned income, were sold through the Company's securitization program. Senior and subordinated certificates with an aggregate principal balance of $148.0 million were sold in such securitization transactions,

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES while the Trust Certificates were retained by the Company. Gains of $2.8 million were recognized upon sale of the senior and subordinated securities sold by the Company.

     The terms of the Company's securitization program generally provide for a revolving period during which additional leases are sold to the securitization trusts in amounts sufficient to maintain the collateral value, as calculated pursuant to the trust agreements, at levels consistent with such balance as of closing. Such additional leases are sold at prices equivalent to the present value of the scheduled monthly payments of the additional leases contributed, discounted at specified rates set forth in the Pooling and Servicing Agreement for the related transaction. Gains of $633,000 have been recognized in the accompanying financial statements relating to such additional sales of leases subsequent to closing.

     In December 1994, the Company purchased a portfolio of leases for $25.4 million. In February 1995, after receiving $2.4 million of collections, the Company sold the majority of the leases in such portfolio for total consideration of $27.7 million. The Company recorded a pretax gain on sale of portfolio leases of $3.3 million in connection with such sale, net of related closing expenses.

5. DEBT

     Debt consisted of the following as of December 31, 1995 and 1996 (in thousands):

                                                               1995       1996
                                                              -------    -------
Warehouse credit facilities --
  Prudential Securities Credit Corporation..................  $ 9,894    $40,142
  First Union National Bank of North Carolina...............   45,933     12,238
                                                              -------    -------
Total warehouse credit facilities...........................   55,827     52,380
Subordinated note payable...................................    9,000      9,000
                                                              -------    -------
                                                              $64,827    $61,380
                                                              =======    =======

  Warehouse Credit Facilities

     The Company finances the acquisition or origination of its leases primarily through its warehouse credit facilities. Funds borrowed through these facilities are repaid when the Company sells its receivables through its securitization program. Substantially all leases held by the Company are pledged as collateral for the warehouse credit facilities. As of December 31, 1996, borrowings under the Company's warehouse credit facilities bore interest at a weighted average interest rate, including the effect of interest rate swap agreements, of 6.76%.

     In May 1995, the Company's wholly owned subsidiary, First Sierra Receivables, Inc., entered into a $50.0 million revolving credit and term loan agreement with First Union National Bank of North Carolina (the "First Union Credit Facility"). The First Union Credit Facility was subsequently increased to $75.0 million. The First Union Credit Facility bore interest at a floating rate equal to the 30-day LIBOR plus 1.25% at December 31, 1996. The First Union Credit Facility also provides $25.0 million of financing available to fund the purchase of subordinated securities issued through the Company's securitization program, with any advances utilized for that purpose reducing the amount available under such facility. Such advances bear interest at a floating rate equal to the 30-day LIBOR plus 1.50%. The First Union Credit Facility is recourse to First Sierra Receivables, Inc., but non-recourse to First Sierra Financial, Inc. The First Union Credit Facility matures on May 1, 1997, if not previously renewed, at which time all amounts outstanding convert to a term loan which matures on the tenth day of the month following the date on which the last scheduled payment on the leases pledged is due. Under the terms of the First Union Credit Facility, the Company is required to maintain certain minimum financial ratios. As of December 31, 1996, the Company was in compliance with such requirements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

     In September 1996, the Company entered into a $75.0 million warehouse facility with Prudential Securities Credit Corporation (the "Prudential Facility"). Borrowings under the Prudential Facility bear interest at a floating rate of 30-day LIBOR plus 0.95%. The Prudential Facility matures on March 31, 1997. In connection with the Prudential Facility, the Company received an engagement letter from Prudential Securities Incorporated ("Prudential Securities") under which Prudential Securities agreed to guarantee the purchase of the BB rated subordinated securities issued in connection with securitizations of leases acquired or originated by the Company which would reduce the total commitment under the Prudential Facility. The purchase price is based on a spread over the rate on comparable term U.S. Treasury securities as of the date of the securitization. The Company is required to maintain certain minimum financial ratios pursuant to the terms of the Prudential Facility. As of December 31, 1996, the Company was in compliance with such requirements.

     The Company is currently negotiating the renewal and/or restructuring of its existing warehouse credit facilities and believes such actions will be completed on terms at least as favorable as those under its existing agreements prior to their maturity.

     The Company currently is in negotiations with two lending institutions for an additional facility (the "Supplemental Warehouse Facility") that would provide the Company with up to $50.0 million of additional warehouse funding. Borrowings under the Supplemental Warehouse Facility are expected to bear interest at a floating rate equal to 30-day LIBOR plus 1.25%. The Supplemental Warehouse Facility would provide for the issuance of a letter of credit for the purpose of providing credit enhancement at securitization, which would allow the Company to issue one senior class of securities rated AAA/Aaa in an amount which would be at least 94.0% of the present value of the remaining scheduled payments due on the leases included in the securitization. This securitization structure would not require the Company to obtain credit ratings on the subordinated securities issued in the transaction and would allow the Company to enhance the level of cash proceeds realized at securitization. There can be no assurance that the Company will be able to complete the Supplemental Warehouse Facility.

  Subordinated Note Payable

     In 1994, the Company issued a $9.0 million, unsecured subordinated note due June 6, 2004 (the "Subordinated Note") to an entity controlled by one of the Company's stockholders. Interest on the Subordinated Note is payable monthly at a rate of 11.00%. The Company intends to utilize a portion of the proceeds of the Offering to repay the Subordinated Note. Upon completion of the Offering, the Company intends to enter into a new $5.0 million subordinated revolving credit facility with the same entity, with the commitment level thereunder decreasing by $1.0 million per year. Advances under the facility will bear interest at 11.00% per annum.

  Interest Rate Swap Agreements

     The Company is required pursuant to the terms of the First Union Credit Facility to enter into interest rate swap agreements in amounts equal to at least 60% of the amount of borrowings outstanding under such facility. At December 31, 1996 and 1995, the Company had entered into amortizing swap agreements with notional amounts of $33.9 million and $40.5 million, respectively. These agreements effectively modified amounts outstanding under the LIBOR-based revolving lines to fixed rate debt at rates ranging from 5.83% to 6.29% at December 31, 1996, and at rates ranging from 5.85% to 6.60% at December 31, 1995. The counterparties to the Company's swap agreements at December 31, 1996 were Prudential Global Funding, Inc., an affiliate of Prudential Securities Credit Corporation, and First Union National Bank of North Carolina.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

6. FURNITURE AND EQUIPMENT

     The following is a summary of furniture and equipment as of December 31, 1995 and 1996 (in thousands):

                                                                                        ESTIMATED
                                                            1995           1996        USEFUL LIFE
                                                         -----------    -----------    -----------
Furniture and fixtures.................................    $  104         $  406         7 years
Computer and office equipment..........................       237            885         5 years
Leasehold improvements and other.......................        26             57         3 years
                                                           ------         ------
                                                              367          1,348
Accumulated depreciation...............................      (105)          (299)
                                                           ------         ------
                                                           $  262         $1,049
                                                           ======         ======

7. INCOME TAXES

     The temporary differences which give rise to net deferred tax assets and liabilities are as follows at December 31, 1995 and 1996, respectively (in thousands):

                                                              1995       1996
                                                              ----      -------
Accruals and reserves not deductible until paid.............  $ --      $   111
Depreciation and amortization...............................    34           (6)
Cash to accrual adjustment..................................   180         (604)
Net operating loss carryforward.............................    --           59
Equipment lease securitization..............................   (57)      (1,074)
Other.......................................................    22          148
                                                              ----      -------
          Total deferred income tax assets/(liabilities)....  $179      $(1,366)
                                                              ====      =======

     The provision (benefit) for income taxes for the period from inception through December 31, 1994 and for the years ended December 31, 1995 and 1996 were as follows (in thousands):

                                                              1994     1995    1996
                                                              -----    ----    ----
Current --
  Federal...................................................  $  --    $376    $ --
  State.....................................................     --      49      --
                                                              -----    ----    ----
                                                              $  --    $425    $ --
                                                              =====    ====    ====
Deferred --
  Federal...................................................  $(285)   $111    $722
  State.....................................................    (38)     33      70
                                                              -----    ----    ----
                                                              $(323)   $144    $792
                                                              =====    ====    ====
          Total provision (benefit).........................  $(323)   $569    $792
                                                              =====    ====    ====

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

     Deferred income tax expense results principally from the use of different capital recovery and revenue and expense recognition methods for tax and financial accounting purposes. The sources of these temporary differences and related tax effects were as follows (in thousands):

                                                              1994     1995    1996
                                                              -----    ----    ----
Equipment lease securitizations.............................  $  --    $ --    $993
Accruals not deductible until paid..........................    (34)    (12)    111
Cash to accrual adjustment..................................   (145)     12     (56)
Net operating loss carryforward.............................   (144)    144     (59)
Other.......................................................     --      --    (197)
                                                              -----    ----    ----
          Total deferred provision (benefits)...............  $(323)   $144    $792
                                                              =====    ====    ====

     The following is a reconciliation between the effective income tax rate and the applicable statutory federal income tax rate for the period from inception through December 31, 1994 and for the years ended December 31, 1995 and 1996:

                                                              1994     1995    1996
                                                              -----    ----    ----
Federal statutory rate......................................    (34)%    34%     34%
State income taxes, net of federal benefit..................   (4.5)    3.2     3.2
Non-deductible expenses and other...........................     --     3.6     2.2
                                                              -----    ----    ----
  Effective income tax rate.................................   38.5%   40.8%   39.4%
                                                              =====    ====    ====

8. REDEEMABLE PREFERRED STOCK

     As of December 31, 1996, the Company was authorized to issue 1,000,000 shares of preferred stock. The number of shares to be issued, classes designated, voting rights, dividend rates, liquidation and other rights, preferences and limitations may be set by the Company's Board of Directors without stockholder approval.

     At December 31, 1996, 56,718 shares of Series A Preferred Stock (the "Series A Preferred Stock") were issued and outstanding. Each share of the Series A Preferred Stock is convertible at the holder's option at any time into
5.47 shares of the Company's common stock. Holders of the Series A Preferred Stock are entitled to an annual, non-cumulative dividend of $1.86 per share. Each outstanding share of Series A Preferred Stock entitles the holder thereof to 5.47 votes on any matter submitted to a vote of the stockholders. If not previously converted, the Company is required to redeem all outstanding Series A Preferred Stock on December 31, 2001, at an aggregate redemption price of $2.6 million.

     At December 31, 1996, 43,691 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") were outstanding. Each share of Series B Preferred Stock is convertible, at the option of the holder, at any time into
5.47 shares of the Company's common stock. In addition, shares of Series B Preferred Stock will be automatically converted by the Company into Common Stock if the Company's common stock trades at or above $12.33 per share for twenty consecutive trading days in a public market and certain other conditions are met. Each share of the Series B Preferred Stock entitles the holder thereof to
5.47 votes on all matters submitted to a vote of stockholders. Holders of the Series B Preferred Stock are entitled to receive annual, cumulative dividends ranging from $1.14 to $2.29 per share based on criteria set forth in an escrow agreement between the Company and the holder of such stock (the "Escrow Agreement"). If not previously converted, the Series B Preferred Stock is mandatorily redeemable on December 31, 2001, at an aggregate redemption price ranging from $1.3 million to $2.5 million based on criteria set forth in the Escrow Agreement. At December 31, 1996, holders of the Series B Preferred Stock were entitled to receive dividends at the rate of $1.14 per share and the aggregate redemption value was $1.3 million.

     Concurrent with the issuance of the Series A Preferred Stock and the Series B Preferred Stock, irrevocable standby letters of credit, issued by a financial institution and guaranteed by an affiliate of the

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

Company, were given to the holders of the preferred stock and can be drawn upon if certain events occur, including the failure of the Company to pay dividends when due, the failure of the Company to redeem the shares on the designated mandatory redemption date or the occurrence of a liquidation, dissolution or winding up of the Company. As of December 31, 1996, letters of credit of approximately $5.1 million were outstanding.

     The Company may issue one or more series of preferred stock in the future in conjunction with its acquisition strategy or otherwise. Any such issuances may adversely affect, among other things, the voting power of holders of the Company's common stock and then outstanding preferred stock. The Series A Preferred Stock and the Series B Preferred Stock have been reflected as Redeemable Preferred Stock in the accompanying financial statements.

9. STOCKHOLDERS' EQUITY

  Common Stock

     In February 1997, the Company increased the authorized shares of common stock of the Company to 25.0 million shares. On February 27, 1997, the Board of Directors of the Company approved a stock split whereby 5.47 shares of common stock were issued for each outstanding share of common stock. All share and per share amounts included in the accompanying financial statements and footnotes have been restated to reflect the stock split.

     From June 1994 through January 1995, options to purchase common stock of the Company at the estimated fair value on the date of the grant were offered to certain key officers and a director of the Company in conjunction with the formation of the Company and pursuant to the employees' respective employment agreements. During the year ended December 31, 1996, such employees and the director exercised these options and acquired 854,736 shares of common stock of the Company for $146,941.

     In May 1996, the Company acquired 628,426 shares of its common stock from a stockholder for $360,000. Additionally, the Company had entered into a two year consulting agreement for $75,000 per year with such shareholder in conjunction with the formation of the Company. Such consulting agreement terminated in June 1996.

     Each of the stockholders of the Company is party to a stockholders agreement dated as of June 3, 1994 (the "Stockholders Agreement"), which contains provisions for, among other things, voting of shares, election of directors, restrictions on transfer of shares and certain demand and piggyback registration rights. The Stockholders Agreement is expected to be terminated prior to completion of the Offering. Upon completion of the Offering, the Company and the holders of 100% of the Common Stock outstanding prior to the Offering will enter into a Registration Rights Agreement providing such stockholders with certain demand and piggyback registration rights.

  Warrants

     In May 1995, the Company issued warrants to purchase a total of 198,397 shares of the Company's common stock at a price of $.0018 per share, which approximated the estimated fair value of the underlying stock to one of its lenders, First Union National Bank of North Carolina (see Note 5). The warrants are currently exercisable and have an expiration date of May 8, 2005. The Company has a right of first refusal to purchase the warrants should the holder thereof wish to dispose of such warrants. The Company has the option to purchase the warrants at the fair value of the Company's common stock upon the occurrence of certain events including an event of default under the First Union Credit Facility or May 8, 2001. At December 31, 1996, no warrants had been exercised.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

  Stock Options

     At December 31, 1996, the Company did not have any outstanding options, nor were there any stock option plans in place.

10. COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company has entered into various operating lease agreements, primarily for office space. Rent expense under all operating leases for the period from inception through December 31, 1994 and for the years ended December 31, 1995 and 1996 was $19,000, $162,000 and $246,000, respectively. For the subsequent five years, minimum annual rental payments under noncancelable operating leases are as follows (in thousands):

1997....................................    $354
1998....................................     238
1999....................................     172
2000....................................      88
2001....................................      64
                                            ----
          Total minimum payments........    $916
                                            ====

  Concentration of Credit Risks

     The Company acquires or originates a majority of its leases from lease origination Sources operating in five states: Texas, Florida, New York, New Jersey and California. Although the Company's portfolio of leases includes lessees located throughout the United States, such lessees' ability to honor their contracts may be substantially dependent on economic conditions in these states. All such contracts are collateralized by the related equipment. The recourse and holdback provisions of the Private Label program mitigate, but do not eliminate, a significant portion of any economic risk not recoverable through the sale of the related equipment.

     On a pro forma basis after giving effect to the acquisitions of GIC, CCL, Heritage and Lease Pro, two of the Company's Private Label Sources accounted for 12.5% and 9.8%, respectively, of all equipment leases acquired or originated by the Company during 1996. No other Source accounted for more than 5% of the equipment leases acquired or originated by the Company during 1996. In the event that the Company's significant Private Label Sources were to substantially reduce the number of leases sold to the Company, and the Company was not able to replace the lost lease volume, such reduction could have a material adverse effect on the Company's financial condition and results of operations.

     Additionally, a substantial portion of the Company's leases are concentrated in certain industries, including, the medical industry, the dental industry and the veterinary industry. To the extent that the economic or regulatory conditions prevalent in such industries change, the lessees' ability to honor their lease obligations may be adversely impacted.

  Employee Benefit Plan

     The Company established a 401(k) defined contribution plan in October 1996 which is generally available to everyone who was employed by the Company as of October 1, 1996. Employees may generally contribute up to 15 percent of their salary each year; and the Company, at its discretion, may match up to 50% of the first 8% contributed by the employee. During the year ended December 31, 1996, the Company recognized $5,000 of expense related to the 401(k) plan. The Company does not offer any other post-employment or post-retirement benefits.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

  Employment Agreements

     The Company has entered into employment agreements with certain key members of management. The terms of such agreements provide for salaries and bonuses as set forth in the agreements and upon achieving certain performance objectives.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Much of the information used to determine fair value is highly subjective and judgmental in nature and, therefore, may not be precise. Because the fair value is estimated as of the balance sheet date, the amounts which will actually be realized or paid upon settlement or maturity of the various instruments could be significantly different. The following table summarizes the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and 1996 (in thousands):

                                                        1995                 1996
                                                 ------------------   ------------------
                                                 CARRYING    FAIR     CARRYING    FAIR
                                                  AMOUNT     VALUE     AMOUNT     VALUE
                                                 --------   -------   --------   -------
Financial assets --
  Lease financing receivables, net.............  $67,322    $71,724   $61,270    $64,417
  Investment in Trust Certificates.............       --         --     9,534      9,778
  Cash and cash equivalents....................      876        876     2,598      2,598
Financial liabilities --
  Warehouse credit facilities..................   55,827     55,827    52,380     52,380
  Subordinated note payable....................    9,000      9,000     9,000      9,000
Off balance sheet instruments --
  Interest rate swap agreements................       --        719        --         96

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value.

Lease Financing Receivables. The fair value was estimated by discounting expected future cash flows at a risk adjusted rate of return deemed to be appropriate for investors in such instruments. Expected cash flows take into consideration management's estimates of prepayments, defaults and recoveries.

Investment in Trust Certificates. The fair value was estimated by discounting expected future cash flows allocable to the holder of the Trust Certificate at a risk adjusted rate of return deemed to be appropriate for investors in such investment. Expected cash flows take into consideration management's estimates of prepayments, defaults and recoveries.

Cash and Cash Equivalents. The carrying amounts approximate fair value because of the short maturity and market interest rates of those instruments.

Warehouse Credit Facilities. The carrying amounts approximate fair value due to the floating rate nature of the credit facilities.

Subordinated Note Payable. The carrying amount of the subordinated note payable approximates its fair value based on estimated yields which would be required for similar types of debt instruments.

Interest Rate Swap Agreements. The fair value represents the payment the Company would have made to the swap counterparties to terminate the swap agreements on the indicated dates.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

12. SUBSEQUENT EVENTS:

     On February 4, 1997, the Company acquired certain assets and liabilities of Lease Pro, Incorporated ("Lease Pro") for approximately $900,000 in cash. Lease Pro is located in Atlanta, Georgia and has a significant presence in the national market for veterinary equipment financing.

     In February 1997, the Company signed a letter of intent to acquire the outstanding common stock of Heritage Credit Services, Inc. ("Heritage") in exchange for $6.4 million, consisting of $1.4 million in cash, the issuance of a $1.0 million subordinated note bearing interest at 9.00% per annum and 444,444 shares of Common Stock (assuming an initial public offering price of $9.00 per share). Such acquisition is contingent upon, and will close simultaneously with, the Offering. Heritage is located near Sacramento, California and is principally involved in the broker market on the U.S. west coast and has a significant vendor base in California.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1996            1997
                                                              ------------    -------------
                                                                               (UNAUDITED)
Lease financing receivables, net............................    $61,270          $37,467
Goodwill and other intangible assets, net...................      3,615           17,461
Investment in trust certificates............................      9,534            9,773
Cash and cash equivalents...................................      2,598            7,118
Marketable security.........................................         --            4,053
Furniture and equipment, net................................      1,049            3,033
Other assets................................................      1,276            2,067
                                                                -------          -------
          Total assets......................................    $79,342          $80,972
                                                                =======          =======
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Debt:
  Warehouse credit facilities...............................    $52,380          $21,706
  Subordinated note payable.................................      9,000            1,000
Other liabilities:
  Holdback reserve payable..................................      6,523            9,534
  Accounts payable and accrued liabilities..................      3,929            9,834
  Deferred income taxes.....................................      1,366            3,412
                                                                -------          -------
          Total liabilities.................................     73,198           45,486
                                                                -------          -------
Commitments and contingencies
Redeemable preferred stock..................................      3,890            3,890
Stockholders' equity:
  Common stock, $.01 par value, 25,000,000 shares
     authorized, 5,696,310 and 9,038,550 shares,
     respectively, issued and outstanding...................         57               90
  Additional paid-in capital................................        730           24,862
  Retained earnings.........................................      1,467            6,644
                                                                -------          -------
          Total stockholders' equity........................      2,254           31,596
                                                                -------          -------
          Total liabilities and stockholders' equity........    $79,342          $80,972
                                                                =======          =======

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                FOR THE NINE MONTHS
                                                                ENDED SEPTEMBER 30,
                                                                -------------------
                                                                 1996        1997
                                                                -------    --------
Gain on sale of lease financing receivables.................     $1,933     $12,625
Interest income.............................................      4,755       7,661
Servicing income............................................        611       2,048
Other income................................................        322       1,363
                                                                 ------     -------
          Total revenues....................................      7,621      23,697
                                                                 ------     -------
Salaries and benefits.......................................      1,151       4,730
Interest expense............................................      3,775       4,402
Provision for credit losses.................................        280       1,414
Depreciation and amortization...............................        168         742
Other general and administrative............................        928       3,586
                                                                 ------     -------
          Total expenses....................................      6,302      14,874
                                                                 ------     -------
Income (loss) before provision (benefit) for income taxes...      1,319       8,823
                                                                 ------     -------
Provision (benefit) for income taxes........................        520       3,529
                                                                 ------     -------
Net income (loss)...........................................        799       5,294
                                                                 ======     =======
Net income (loss) per common and common equivalent Share....     $ 0.13     $  0.67
                                                                 ======     =======

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                           COMMON STOCK
                                        -------------------    ADDITIONAL    RETAINED         TOTAL
                                         NUMBER                 PAID-IN      (DEFICIT)    STOCKHOLDER'S
                                        OF SHARES    AMOUNT     CAPITAL      EARNINGS        EQUITY
                                        ---------    ------    ----------    ---------    -------------
Balance, December 31, 1996............  5,696,310     $57       $   730       $1,467         $ 2,254
  Net income..........................         --      --            --        5,294           5,294
  Preferred stock dividends...........         --      --            --         (117)           (117)
  Initial public offering of common
     stock............................  2,300,000      23        16,183           --          16,206
  Issuance of common stock in
     connection with purchase business
     combinations.....................    843,888       8         7,949           --           7,957
  Issuance of common stock in exchange
     for convertible warrants.........    198,352       2            --           --               2
                                        ---------     ---       -------       ------         -------
Balance, September 30, 1997...........  9,038,550     $90       $24,862       $6,644         $31,596
                                        =========     ===       =======       ======         =======

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                     FOR THE
                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
Cash flows from operations:
  Net income................................................  $     799    $   5,294
  Reconciliation of net income to cash provided by
     operations --
     Depreciation and amortization..........................        168          742
     Provision for credit losses............................        280        1,414
     Gain on sale of lease financing receivables............     (1,933)     (12,625)
     Decrease in other assets...............................        356        5,137
     (Decrease) increase in accounts payable and accrued
      liabilities...........................................       (592)       1,134
     Increase in holdback reserve payable...................      2,798        4,483
     Deferred income tax provision..........................        520        3,529
                                                              ---------    ---------
          Net cash provided by operations...................      2,396        9,108
                                                              ---------    ---------
Cash flows from investing activities:
  Funding of lease financing receivables....................   (112,075)    (226,779)
  Principal payments received on lease financing
     receivables............................................      7,090        8,373
  Proceeds from sales of lease financing receivables, net of
     trust certificates retained............................     86,327      288,324
  Additions to furniture and equipment......................       (428)      (1,177)
  Cash used in acquisitions, net of cash acquired...........        (80)      (4,627)
                                                              ---------    ---------
          Net cash (used in) provided by investing
            activities......................................    (19,166)      64,114
                                                              ---------    ---------
Cash flows from financing activities:
  Borrowings (repayments) of warehouse credit facilities,
     net of repayments (borrowings).........................     18,482      (75,910)
  Proceeds from issuance of common stock....................        147       16,206
  Proceeds from exercise of convertible warrants............         --            2
  Repayment of subordinated note payable....................         --       (9,000)
  Repurchase of common stock................................       (360)          --
                                                              ---------    ---------
          Net cash provided by (used in) financing
            activities......................................     18,269      (68,702)
                                                              ---------    ---------
Net increase in cash and cash equivalents...................      1,499        4,520
Cash and cash equivalents at beginning of period............        876        2,598
                                                              ---------    ---------
Cash and cash equivalents at end of period..................  $   2,375    $   7,118
                                                              =========    =========
Supplemental disclosure of cash flow information:
  Income taxes paid.........................................  $      --    $      --
                                                              =========    =========
  Interest paid.............................................  $   3,128    $   4,404
                                                              =========    =========

   The accompanying notes are an integral part of these financial statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  THE COMPANY

     First Sierra Financial, Inc. ("First Sierra" or the "Company") is a specialized finance company that was formed in June 1994 to acquire and originate, sell and service equipment leases. The underlying leases financed by the Company relate to a wide range of equipment, including computers and peripherals, computer software, medical, dental and diagnostic, telecommunications, office, automotive servicing, hotel security, food services, tree service and industrial, as well as specialty vehicles. The equipment generally has a purchase price of less than $250,000 (with an average of approximately $18,000 as of September 30, 1997.) The Company initially funds the acquisition or origination of its leases through its warehouse credit facilities or from working capital and, upon achieving a sufficient portfolio size, sells such receivables in the public and private markets, principally through its securitization program.

     On February 27, 1997, the Board of Directors of the Company approved a stock split whereby 5.47 shares of Common Stock were issued for each outstanding share of Common Stock. All share and per share amounts included in the accompanying financial statements and footnotes have been restated to reflect the stock split.

     On May 20, 1997, the Company consummated its initial public offering of common stock through the sale of 2,000,000 shares of common stock (the "Initial Public Offering"). In June 1997, the underwriters of the Initial Public Offering exercised their overallotment option and purchased an additional 300,000 shares of Common Stock of the Company. The Company received net proceeds of approximately $16.4 million from the Initial Public Offering and the exercise of the underwriters' option related thereto.

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission for interim financial statements. Accordingly, the interim statements do not include all of the information and disclosures required for annual financial statements. In the opinion of the Company's management, all adjustments (consisting solely of adjustments of a normal recurring nature) necessary for a fair presentation of these interim results have been included. Intercompany accounts and transactions have been eliminated. These financial statements and related notes should be read in conjunction with the audited financial statements and notes thereto included herein. The results for the interim periods are not necessarily indicative of the results to be expected for the entire year.

EARNINGS PER SHARE

     Earnings per share amounts are calculated based on the net income (loss) divided by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents consist of options, warrants and convertible redeemable preferred stock.

     The weighted average number of shares of common stock and common stock equivalents outstanding used for computing earnings or loss per share for the nine months ended September 30, 1996 and 1997 was 6,114,545 and 7,850,020, respectively. Primary and fully diluted earnings per share are the same for each period presented.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). The Company is required to adopt SFAS 128 in the

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

fourth quarter of 1997 and will restate at that time earnings per share ("EPS") data for prior periods to conform with SFAS 128. Earlier application is not permitted.

     SFAS 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of shares of Common Stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into common stock.

     If SFAS 128 had been in effect during the current and prior year periods, basic EPS for the nine months ended September 30, 1996 and 1997 would have been $.14 and $.72, respectively, while diluted EPS would have been $.13 and $.66, respectively.

EXPOSURE TO CREDIT LOSSES

     The Company provides an allowance for credit losses for leases which are considered impaired during the period from the funding of the leases through the date such leases are sold through the Company's securitization program. Estimated losses on leases that are considered impaired and have been sold through the Company's securitization program are taken into consideration in the valuation of the Company's investment in Trust Certificates retained in securitization transactions.

     The following table sets forth certain information as of December 31, 1996, and September 30, 1997, with respect to leases which were held by the Company in its portfolio or serviced by the Company pursuant to its securitization program (dollars in thousands):

                                 AS OF DECEMBER 31, 1996           AS OF SEPTEMBER 30, 1997(1)
                              ------------------------------     -------------------------------
                              PRIVATE    BROKER/                 PRIVATE    BROKER/
                               LABEL      VENDOR     TOTAL        LABEL      VENDOR      TOTAL
                              --------   --------   --------     --------   --------   ---------
Gross leases outstanding....  $244,049   $ 13,185   $257,234     $354,632   $171,857   $ 526,489
31 -- 60 days past due......      2.46%      1.25%      2.40%        1.64%      2.29%       1.85%
61 -- 90 days past due......      0.81%      0.21%      0.78%        0.48%      0.53%       0.49%
Over 90 days past due.......      0.35%      0.00%      0.33%        0.42%      0.57%       0.47%
                              --------   --------   --------     --------   --------   ---------
  Total past due............      3.62%      1.46%      3.51%        2.54%      3.39%       2.81%

---------------

(1) The Broker/Vendor amounts include, and the Private Label amounts as of September 30, 1997 exclude, approximately $16.9 million of leases which were purchased by the Company pursuant to its Private Label program from Lease Pro, Inc. and Heritage Credit Services, Inc. Such companies were formerly Private Label Sources until their acquisition by the Company in February 1997 and May 1997, respectively.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

     The following table sets forth the Company's allowance for credit losses for its Private Label program and its Broker and Vendor programs for the nine months ended September 30, 1996 and 1997 (in thousands):

                                                      PRIVATE    BROKER AND
                                                       LABEL       VENDOR
                                                      PROGRAM    PROGRAMS(1)     TOTAL
                                                      -------    -----------    -------
Balance at December 31, 1995........................   $ 420       $    --      $   420
Provision for credit losses.........................     165           115          280
Reduction of allowance related to leases sold.......     (71)          (49)        (120)
                                                       -----       -------      -------
Balance at September 30, 1996.......................   $ 514       $    66      $   580
                                                       =====       =======      =======
Balance at December 31, 1996........................   $ 314       $   211      $   525
Provision for credit losses.........................     209         1,205        1,414
Charge-offs, net of recoveries......................     (99)          (73)        (172)
Reduction of allowance for leases sold..............    (385)       (1,545)      (1,930)
Additional allowance related to leases acquired
  through business combinations.....................      --           841          841
                                                       -----       -------      -------
Balance at September 30, 1997.......................   $  39       $   639      $   678
                                                       =====       =======      =======

---------------

(1) The Company established its Broker and Vendor programs in July 1996.

     The following table sets forth certain aggregate information regarding the level of credit protection afforded the Company pursuant to the recourse and holdback provisions of the Private Label program as of December 31, 1996 and September 30, 1997 (dollars in thousands):

                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                 1996            1997
                                                             ------------    -------------
Leases outstanding under the Private Label program(1)......    $202,523        $291,160
                                                               ========        ========
Recourse to Sources available..............................    $ 19,480        $ 31,055
Holdback reserves outstanding..............................       6,523           9,534
                                                               --------        --------
Total recourse and holdback reserves available.............    $ 26,003        $ 40,589
                                                               ========        ========
Ratio of recourse and holdback reserves outstanding to
  total leases outstanding under the Private Label
  program(2)...............................................       12.84%          13.94%
                                                               ========        ========

---------------

(1) Represents net principal balance of leases held by the Company in its portfolio as well as leases serviced by the Company pursuant to its securitization program.

(2) The specific level of credit protection varies for each Private Label Source. Specific levels of credit protection by Source are considered by management in determining the allowance for credit losses and the valuation of the Company's investment in Trust Certificates retained in securitization transactions.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

     The following table sets forth the experience of the Company with respect to leases acquired pursuant to the Private Label program for the periods indicated (dollars in thousands):

                                                               NINE MONTHS ENDED
                                                              --------------------
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Average balance of leases acquired pursuant to the Private
  Label program outstanding during the period(1)............  $111,333    $252,685
                                                              ========    ========
Total amount of leases triggering action under recourse and
  holdback provisions during the period.....................  $    980    $  3,731
Amounts recovered under recourse provisions.................       900       3,366
Amounts recovered pursuant to holdback reserves.............        80         266
                                                              --------    --------
Total amounts recovered.....................................       980       3,632
                                                              --------    --------
Net loss experienced on leases acquired pursuant to the
  Private Label program.....................................  $     --    $     99
                                                              ========    ========
Net default ratio...........................................        --%       0.04%
                                                              ========    ========

---------------

(1) Represents net principal balance of leases held by the Company in its portfolio as well as leases serviced by the Company pursuant to its securitization program.

  Interest Rate Management Activities

     Leases acquired and originated by the Company require payments to be made by the lessee at fixed rates for specified terms. The rates charged by the Company are based on interest rates prevailing in the market at the time of lease approval. Because the Company finances the acquisition or origination of a large percentage of its leases through its warehouse credit facilities which bear interest at floating rates, the Company is exposed to risk of loss from adverse interest rate movements during the period from the date of acquisition or origination of the leases until the leases are securitized or otherwise sold. The Company seeks to minimize its exposure to adverse interest rate movements during this period through entering into amortizing swap transactions under which the notional amount of the contract changes monthly to match the anticipated amortization of the underlying leases. Settlements with counterparties are accrued at period-end and either increase or decrease interest expense reported in the statement of operations. Upon the sale of leases through securitization transactions or otherwise, the swap agreements related to such leases are either terminated or transferred to the special purpose trusts to which the leases have been sold. The amount received by or paid upon such termination or transfer is included in the determination of the gain to be recognized upon the sale of the leases.

3. ACQUISITIONS

     On May 20, 1997, the Company acquired the outstanding capital stock of Heritage. Heritage is located near Sacramento, California and maintains sales offices in Bellevue, Washington, Miami, Florida, Los Angeles, California and Prescott, Arizona. Heritage is primarily involved in the broker market on the U.S. west coast and has a significant vendor base in California.

     On May 30, 1997, the Company acquired certain assets and liabilities of Universal Fleet Leasing, Inc. ("UFL"). UFL is located in Houston, Texas and focuses primarily on the small ticket vendor market in the southwestern region of the United States.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

     On June 30, 1997, the Company acquired certain assets and liabilities of Public Funding Corporation ("Public Funding"). Public Funding is located in Chicago, Illinois. Public Funding specializes in leasing equipment to municipal and other governmental entities.

     Effective September 2, 1997, the Company acquired the outstanding capital stock of Northcoast Capital Leasing Company ("Northcoast"). Northcoast is located in Cleveland, Ohio and focuses primarily on the arbor and construction equipment markets in the mid-western region of the United States. By virtue of the Northcoast acquisition, the Company gained a geographic presence in the mid-western market.

     On September 12, 1997, the Company acquired the outstanding capital stock of Financial Management Services, Inc., commonly referred to as Cascade. Cascade is located near Seattle, Washington and focuses primarily on the agricultural equipment market in the Northwestern region of the United States.

4. LEASE FINANCING RECEIVABLES

     The Company's lease financing receivable balance at December 31, 1996 and September 30, 1997, consisted of the following (in thousands):

                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                 1996            1997
                                                             ------------    -------------
Minimum lease payments.....................................    $ 75,945         $ 46,607
Estimated unguaranteed residual value......................       1,044            3,572
Initial direct costs.......................................         895              259
Unearned income............................................     (16,089)         (12,293)
Allowance for credit losses................................        (525)            (678)
                                                               --------         --------
  Lease financing receivables, net.........................    $ 61,270         $ 37,467
                                                               ========         ========

  Sales of Leases


     The Company has three securitized warehouse facilities. In March 1997, the Company entered into a facility with Prudential Securities Credit Corporation ("Prudential") (the "Prudential Securitized Credit Facility") and in June 1997, the Company entered into two separate securitized warehouse facilities with First Union National Bank of North Carolina (the "First Union Securitized Warehouse Facilities" and together with the Prudential Securitized Credit Facility, the "Securitized Warehouse Facilities") ). The structure of each of the facilities is essentially the same. The facilities allow the Company on an ongoing basis to transfer and sell lease receivables to a wholly-owned, bankruptcy remote special purpose subsidiary, which will sell such receivables to one or more trusts. Each trust is structured such that it will issue two classes of certificates of beneficial ownership, a senior certificate, and a residual interest which will be owned by the Company's subsidiary. As of November 30, 1997, the total amount available under the Prudential Securitized Warehouse Facility was equal to the amount outstanding. However, the Company has received a commitment letter from Prudential to increase the total amount available under the Prudential Securitized Warehouse Facility to $150.0 million. As of November 30, the total amount available under the First Union Securitized Warehouse Facilities was $90.0 million. However, the Company has received a commitment letter from First Union to increase the total amount available under the First Union Securitized Warehouse Facilities to $200.0 million. Transfers and sales of lease receivables pursuant to the facilities are accounted for as sales under generally accepted accounting principles and the related gains on sale are recognized on the date of such transfers. The senior certificates issued pursuant to the First Union Securitized Warehouse Facilities earn a stated return of either the 30-day LIBOR plus 0.74%, or the Commercial Paper index rate plus 0.74%, while the senior certificate issued by the Prudential Securitized Warehouse Facility earn a stated rate of return of the 30-day LIBOR plus .90%.


     During the nine months ended September 30, 1997, the Company transferred and sold leases with an aggregate principal balance of $215.9 million, net of unearned income, initial direct costs and allowance for

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

credit losses, to the Securitized Warehouse Facilities. Senior certificates with an aggregate principal balance of $210.5 million were issued by the trusts, while residual interests in the trusts were retained by the Company. The Company recognized a gain of $9.1 million upon transfer and sale of the leases to the trusts.

     Additionally, during the nine months ended September 30, 1997, the Company sold leases with an aggregate principal balance of $17.9 million, net of unearned income, capitalized initial direct costs and allowance for credit losses, to existing securitization trusts pursuant to the terms of outstanding trust agreements which provide for the Company to sell additional leases to the securitization trusts during a revolving period subsequent to closing. The Company recognized gains of $1.1 million in conjunction with such sales.

     On September 10, 1997, substantially all the amounts then outstanding under the Prudential Securitized Warehouse Facility and the First Union Securitized Warehouse Facilities were repaid as the equipment lease receivables included in these facilities were transferred to the First Sierra Equipment Contract Trust 1997-1 in conjunction with the Company's public securitization transaction. In connection with this transaction, the Company exchanged its related residual interest in the underlying Securitized Warehouse Facilities and sold additional leases with an aggregate principal balance of $54.4 million, net of unearned income to the trust. Gains of $2.5 million were recognized by the Company in connection with the sale of the leases and the exchange of the residual interest.

5.  DEBT

     Debt consisted of the following as of December 31, 1996 and September 30, 1997 (in thousands):

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1996            1997
                                                              ------------    -------------
Warehouse Credit Facilities:
Various financial institutions under recourse and
  non-recourse agreements...................................    $    --          $16,706
Prudential Securities Credit Corporation....................     40,142            5,000
First Union National Bank of North Carolina.................     12,238               --
                                                                -------          -------
          Total warehouse credit facilities.................     52,380           21,706
Subordinated note payable...................................      9,000            1,000
                                                                -------          -------
                                                                $61,380          $22,706
                                                                =======          =======

     On June 1, 1997, the Company entered into a warehouse facility with Dresdner Bank AG, New York Branch and ContiFinancial Corporation (the "Dresdner On-Balance Sheet Facility") that provided the Company with up to $50.0 million of additional warehouse funding. The Company borrowed $48.2 million under the Dresdner On-Balance Sheet Facility and paid off such borrowings on September 10, 1997 with funds received from the securitization transaction completed by the Company in September 1997. Borrowings under the Dresdner On-Balance Sheet Facility bore interest at a floating rate equal to the 30-day LIBOR plus 1.25%.

     In September 1997, the Company entered into an on-balance sheet warehouse facility with Prudential which currently provides for $50.0 million of additional warehouse funding capacity.

     In May 1997, the Company used a portion of the proceeds of the Initial Public Offering to repay a $9 million Subordinated Note with a stockholder. In June 1997, the Company entered into a new $5 million subordinated revolving credit facility with such stockholder, with the commitment level decreasing by $1 million per year. Advances under this facility will bear interest at $11.00% per annum. No advances were outstanding under this facility at September 30, 1997.

     In conjunction with the acquisition of Heritage, the Company issued a $1 million subordinated note payable to the former owner of Heritage. Such note bears interest at 9.00% per annum, with principal payable semi-annually over five years. Additionally, the Company assumed approximately $32 million of notes payable

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

which had been used by Heritage to finance its purchases of leases. The Company intends to refinance such notes with existing or new credit facilities with terms consistent with the Company's existing warehouse facilities.

6. SUBSEQUENT EVENT

     In order to consolidate its operations and maximize administrative efficiencies, the Company intends to relocate its operations center from Jupiter, Florida to its headquarters in Houston, Texas in the fourth quarter of 1997. In connection therewith, the Company expects to incur a one-time pre-tax restructuring charge of approximately $1.5 million, primarily attributable to personnel related costs.


     In December 1997, the Company and the former owner of Corporate Capital Leasing Group, Inc. ("CCL") amended the Agreement and Plan of Reorganization executed in connection with the acquisition of CCL. The amendment provides for the conversion into Common Stock of all 43,691 shares of Series B Preferred Stock issued to the former owner of CCL, the release of all shares which were held pursuant to an escrow created in connection with the CCL acquisition, the return and cancellation of a letter of credit issued in connection with the CCL acquisition and the payment of a cumulative dividend of $29,000. In connection with the release of shares from the escrow, the Company will record an additional amount of goodwill of $938,000 related to the acquisition of CCL.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following tables set forth the unaudited pro forma consolidated statement of operations of the Company for the year ended December 31, 1996, and for the nine months ended September 30, 1997, after giving effect to the acquisitions of General Interlease Corporation ("GIC") and Corporate Capital Leasing Group, Inc. ("CCL")) made during 1996 and the acquisition of Heritage Credit Services, Inc. ("Heritage") made during 1997, (collectively the "Acquisitions"). The unaudited pro forma financial statements present a subtotal column which reflects the effect of the Acquisitions. In addition, the unaudited pro forma financial statements reflect certain adjustments (the "IPO Adjustments") which give effect to transactions related to the initial public offering of the Company's Common Stock in May 1997 (the "IPO") and the application of the net proceeds therefrom. The "as adjusted" columns in the unaudited pro forma consolidated financial statements include the effects of the Acquisitions and the IPO Adjustments. The unaudited pro forma consolidated statement of operations for the year ended December 31, 1996 assumes that these transactions occurred as of January 1, 1996 while the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 1997 assumes that these transactions occurred as of January 1, 1997. The pro forma adjustments assume that the cash, debt, Common Stock and/or Preferred Stock used as consideration to effect the Acquisitions was outstanding as of the beginning of the applicable period.

     The following unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto, and the financial statements of Heritage and CCL and the related notes thereto included elsewhere herein. Such pro forma information is based on historical data with respect to the Company and the acquired businesses. The pro forma information is not necessarily indicative of the results that might have occurred had such transactions actually taken place as of January 1, 1996 and 1997, as applicable, and is not intended to be a projection of future results. The pro forma information presented herein is provided to comply with the requirements of the Securities and Exchange Commission ("Commission"). The information reflects the historical operations of each acquired entity, as adjusted to reflect certain adjustments, primarily relating to: (i) amortization of non-compete agreements and goodwill arising in connection with the Acquisitions, (ii) interest expense related to debt incurred to fund the Acquisitions and (iii) preferred stock dividends related to the Acquisitions.

     The unaudited pro forma consolidated statements of operations do not assume any additional profitability resulting from the application of the Company's revenue or yield enhancement measures or cost containment programs to the historical results of the acquired businesses, nor does it assume increases in corporate general and administrative expenses which may have resulted from the Company managing the acquired businesses for the year ended December 31, 1996 and the nine months ended September 30, 1997. The unaudited pro forma consolidated financial statements are based on management's estimates, available information and certain assumptions that management deems appropriate. The pro forma information does not reflect any adjustments to reflect the manner in which the acquired entities are being or will be operated under the control of the Company.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)


                                                                   PRO FORMA UNAUDITED
                                                ---------------------------------------------------------
                                                                                   IPO
                                 FIRST SIERRA   ACQUISITIONS        SUBTOTAL   ADJUSTMENTS    AS ADJUSTED
                                 ------------   ------------        --------   -----------    -----------
Interest Income................    $ 6,323        $ 2,593(A)        $ 8,916      $    --        $ 8,916
Gain on Sale of Lease Financing
  Receivables..................      3,456          3,275(A)          6,731           --          6,731
Servicing Income...............      1,050             --             1,050           --          1,050
Other Income...................        535          7,589(A)          8,124           --          8,124
                                   -------        -------           -------      -------        -------
          Total Revenues.......     11,364         13,457            24,821           --         24,821
                                   -------        -------           -------      -------        -------
Interest Expense...............      5,014          1,610(A)(C)       6,624       (1,514)(F)      5,110
Salaries and Benefits..........      1,987          3,426(A)          5,413           --          5,413
Provision for Credit Losses....        537            646(A)          1,183           --          1,183
Depreciation and
  Amortization.................        286            768(A)(B)       1,054           --          1,054
Other General and
  Administrative...............      1,531          6,211(A)          7,742           --          7,742
                                   -------        -------           -------      -------        -------
          Total Expenses.......      9,355         12,661            22,016       (1,514)        20,502
                                   -------        -------           -------      -------        -------
Income Before Income Taxes.....      2,009            796             2,805        1,514          4,319
Provision for Income Taxes.....        792            315(A)(E)       1,107          606(G)       1,713
                                   -------        -------           -------      -------        -------
  Net Income (Loss)............      1,217            481             1,698          908          2,606
  Preferred Stock Dividends....        (60)           (92)(D)          (152)          --           (152)
                                   -------        -------           -------      -------        -------
Net Income Allocable to
  Shareholders.................    $ 1,157        $   389           $ 1,546      $   908        $ 2,454
                                   =======        =======           =======      =======        =======
Earnings per Common Share......                                                                 $   .28
                                                                                                =======
Weighted Average Number of
  Common and Common Equivalent
  Shares.......................                                                                   8,791(H)
                                                                                                =======


See Accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)


                                                                 PRO FORMA UNAUDITED
                                            -------------------------------------------------------------
                                                                                  IPO
                             FIRST SIERRA   ACQUISITIONS           SUBTOTAL   ADJUSTMENTS     AS ADJUSTED
                             ------------   ------------           --------   -----------     -----------
Interest Income............    $ 7,661        $ 2,673(AA)          $10,334       $  --          $10,334
Gain on Sale of Lease
  Financing Receivables....     12,625            552(AA)           13,177          --           13,177
Servicing Income...........      2,048             --                2,048          --            2,048
Other Income...............      1,363            674(AA)            2,037          --            2,037
                               -------        -------              -------       -----          -------
          Total Revenues...     23,697          3,899               27,596          --           27,596
                               -------        -------              -------       -----          -------
Interest Expense...........      4,402          1,071(AA)(CC)        5,473        (584) (EE)      4,889
Salaries and Benefits......      4,730            643(AA)            5,373          --            5,373
Provision for Credit
  Losses...................      1,414          2,194(AA)            3,608          --            3,608
Depreciation and
  Amortization.............        742            169(AA)(BB)          911          --              911
Other General and
  Administrative...........      3,586          1,948(AA)            5,534          --            5,534
                               -------        -------              -------       -----          -------
          Total Expenses...     14,874          6,025               20,899        (584)          20,315
                               -------        -------              -------       -----          -------
Income (Loss) Before
  Income Taxes.............      8,823         (2,126)               6,697         584            7,281
Provision (Benefit) for
  Income Taxes.............      3,529           (850) (AA)(DD)      2,679         234(FF)        2,913
                               -------        -------              -------       -----          -------
Net Income (Loss)..........    $ 5,294        $(1,276)             $ 4,018       $ 350          $ 4,368
                               =======        =======              =======       =====          =======
Earnings per Common Share..                                                                     $   .46
                                                                                                =======
Weighted Average Number of
  Common and Common
  Equivalent Shares........                                                                       9,405(GG)
                                                                                                =======


See Accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTMENTS

     The accompanying unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 give effect to the Acquisitions and the IPO Adjustments. The results of operations for Heritage for the year ended September 30, 1996 and the period from January 1, 1997 to the date of acquisition of Heritage by the Company, May 20, 1997, have been included in the unaudited pro forma consolidated statement of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. In addition, the pre-acquisition results of operations for GIC for the period from January 1, 1996 to the date of acquisition of GIC by the Company, July 11, 1996, and CCL for the ten month period ended October 31, 1996 (the date of the acquisition of CCL by the Company) have been included in the unaudited pro forma consolidated statement of operations.

     (i) Notes (A)-(E) represent adjustments made relating to the acquisitions which took place subsequent to January 1, 1996.

          (A) Reflects the combined results of operations, prior to acquisition, of the businesses acquired by the Company, subsequent to January 1, 1996, in transactions accounted for as purchases, as if the business had been acquired as of January 1, 1996.

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1996
                                                              -----------------
                                                               (IN THOUSANDS)
Interest income.............................................       $ 2,593
Gain on sale of lease financing receivables.................         3,275
Other income................................................         7,589
Interest expense............................................         1,334
Salaries and benefits.......................................         3,426
Provision for credit losses.................................           646
Depreciation and amortization...............................           186
Other general and administrative expenses...................         6,211
Provision (benefit) for income taxes........................          (103)

            (B) Reflects adjustments for increased depreciation and amortization expense relative to the Company's new basis in the net assets of businesses acquired after January 1, 1996, as if such acquisitions had taken place as of January 1, 1996. Pro forma depreciation has been recorded using the depreciable lives and methods utilized by the Company. Pro forma amortization has been recorded using the contract lives to reflect the expense related to non-compete agreements and a 20 year life to amortize goodwill associated with such acquisitions (in thousands).


                                                                 YEAR ENDED
                        DESCRIPTION                           DECEMBER 31, 1996
                        -----------                           -----------------
Additional depreciation.....................................       $    11
Additional amortization.....................................           571
                                                                   -------
Total depreciation and amortization adjustment..............       $   582
                                                                   =======


          (C) Reflects additional interest expense of $276,000 for the year ended December 31, 1996, which would have been incurred by the Company assuming the acquisitions made by the Company subsequent to January 1, 1996 had been made as of January 1, 1996.

          (D) Reflects pro forma dividends on the Company's Series A Preferred Stock and Series B Preferred Stock actually issued in connection with certain acquisitions completed subsequent to January 1, 1996 as if the related stock issuances had occurred on January 1, 1996. A total of $5.1 million

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)


     of Series A Preferred Stock and Series B Preferred Stock has been utilized to fund acquisitions subsequent to January 1, 1996, and such shares would have required additional preferred stock dividends of $92,000 for the year ended December 31, 1996, had such acquisitions been completed on January 1, 1996. The Series A Preferred Stock and Series B Preferred Stock are common stock equivalents.



          (E) Reflects an adjustment to the tax provision of $418,000 for the year ended December 31, 1996 which has been made to reflect a normal effective tax rate for the Company of approximately 40% for federal and state taxes that the Company estimates it would have incurred on January 1, 1996. Management has not considered the use of any available net operating loss carryforwards in this unaudited pro forma consolidated statement of operations.


     (ii) Notes (F)-(H) represent the IPO Adjustments.

          (F) Reflects the elimination of $1.5 million of interest expense for 1996 related to the application of the estimated net proceeds of the IPO to retire the $9.0 million subordinated note, the elimination of pro forma interest expense relative to an aggregate of $3.7 million of debt which would have been incurred as of January 1, 1996, had the acquisitions described above been completed as of January 1, 1996, and the application of $3.5 million to reduce amounts outstanding under warehouse credit facilities.

          (G) Reflects the provision of $606,000 of federal and state income taxes at an effective rate of 40% on IPO Adjustments consistent with management's assumption that this rate would be indicative of the Company's tax position assuming the Acquisitions and the IPO were completed as of the beginning of the period.

          (H) Pro forma earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding as if the Acquisitions and IPO had occurred as of January 1, 1996. Weighted average common and common equivalent shares are calculated as more fully discussed in Note 2 of the Company's Consolidated Financial Statements.

     (iii) Notes (AA)-(DD) represent adjustments made relating to the acquisition which took place subsequent to January 1, 1997.

          (AA) Reflects the combined results of operations, prior to acquisition, of the business acquired by the Company, subsequent to January 1, 1997, in a transaction accounted for as a purchase, as if the business had been acquired as of January 1, 1997.

                                                              NINE MONTHS ENDED
                                                              SEPTEMBER 30, 1997
                                                              ------------------
                                                                (IN THOUSANDS)
Interest income.............................................       $ 2,673
Gain on sale of lease financing receivables.................           552
Other income................................................           674
Interest expense............................................           997
Salaries and benefits.......................................           643
Provision for credit losses.................................         2,194
Depreciation and amortization...............................            36
Other general and administrative expenses...................         1,948

                 FIRST SIERRA FINANCIAL, INC. AND SUBSIDIARIES

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

          (BB) Reflects adjustment of $133,000 for increased amortization expense relative to the Company's new basis in the net assets of the business acquired after January 1, 1997, as if such acquisition had taken place as of January 1, 1997. Pro forma amortization has been recorded using a 20 year life to amortize goodwill associated with such acquisition.

          (CC) Reflects additional interest expense of $74,000 for the nine months ended September 30, 1997, which would have been incurred by the Company assuming the acquisition made by the Company subsequent to January 1, 1997 had been made as of January 1, 1997.

          (DD) Reflects an adjustment to the tax provision of $850,000 for the nine months ended September 30, 1997 which has been made to reflect a normal effective tax rate for the Company of approximately 40% for federal and state taxes that the Company estimates it would have incurred on January 1, 1997. Management has not considered the use of any available net operating loss carryforwards in this unaudited pro forma consolidated statement of operations.

     (iv) Notes (EE)-(HH) represent the IPO Adjustments.

          (EE) Reflects the elimination of $584,000 of interest expense for 1997 related to the application of the estimated net proceeds of the IPO to retire the $9.0 million subordinated note, the elimination of pro forma interest expense relative to an aggregate of $2.4 million of debt which would have been incurred as of January 1, 1997, had the acquisition described above been completed as of January 1, 1997, and the application of $4.8 million to reduce amounts outstanding under warehouse credit facilities.

          (FF) Reflects the provision of $234,000 of federal and state income taxes at an effective rate of 40% on IPO Adjustments consistent with management's assumption that this rate would be indicative of the Company's tax position assuming the Acquisitions and the IPO were completed as of the beginning of the period.

          (GG) Pro forma earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding as if the Acquisitions and IPO had occurred as of January 1, 1997. Weighted average common and common equivalent shares are calculated as more fully discussed in Note 2 of the Company's Consolidated Financial Statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Stockholder
Corporate Capital Leasing Group, Inc.
West Chester, Pennsylvania

     We have audited the accompanying balance sheets of Corporate Capital Leasing Group, Inc. as of December 31, 1995 and October 31, 1996, and the related statements of income, stockholder's equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Capital Leasing Group, Inc. as of December 31, 1995 and October 31, 1996, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

/s/  MacDade Abbott LLP

Paoli, Pennsylvania
November 20, 1996

                     CORPORATE CAPITAL LEASING GROUP, INC.

                                 BALANCE SHEETS

                                                              DECEMBER 31,    OCTOBER 31,
                                                                  1995           1996
                                                              ------------    -----------
                           ASSETS
Current Assets
  Cash......................................................   $  637,921      $ 10,852
  Broker receivables........................................           --         9,696
  Residual receivable.......................................       12,215            --
  Commissions receivable....................................      139,823        60,787
  Leases funded.............................................      247,060       344,500
  Net investment in direct financial leases.................       13,022         4,528
                                                               ----------      --------
                                                                1,050,041       430,363
Non-current Assets
  Deposits..................................................        2,430         2,430
  Net investment in direct financing leases.................           --         2,098
Property and equipment, net of accumulated depreciation.....      137,161       105,090
                                                               ----------      --------
                                                               $1,189,632      $539,981
                                                               ==========      ========

            LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Note payable..............................................   $       --      $200,000
  Current maturities of long-term liabilities...............       64,029        63,673
  Accounts payable..........................................       42,203        46,046
  Accrued expenses..........................................       63,065        31,428
  Accrued compensation and related taxes....................       15,823        15,605
  Advance payments..........................................      102,677       151,877
                                                               ----------      --------
                                                                  287,797       508,629
Long-term Liabilities
  Notes payable.............................................       26,951            --
  Capital lease obligations.................................       56,759        30,671
                                                               ----------      --------
                                                                   83,710        30,671
Stockholder's Equity
  Common stock, $1 par value, authorized 1,000 shares;
     issued and outstanding 100 shares......................          100           100
  Additional paid-in capital................................       26,143        26,143
  Retained earnings (deficit)...............................      791,882       (25,652)
                                                               ----------      --------
                                                                  818,125           591
                                                               ----------      --------
                                                               $1,189,632      $539,891
                                                               ==========      ========

                       See notes to financial statements.

                     CORPORATE CAPITAL LEASING GROUP, INC.

                              STATEMENTS OF INCOME

                                                                FOR THE        FOR THE TEN
                                                               YEAR ENDED      MONTHS ENDED
                                                              DECEMBER 31,     OCTOBER 31,
                                                                  1995             1996
                                                              ------------     ------------
Gross Revenues..............................................    $4,853,621       $4,062,479
Cost of Leases..............................................     2,462,944        2,195,257
                                                                ----------       ----------
          Gross Profit......................................     2,390,677        1,867,222
Expenses
  Salaries and employee benefit.............................       743,438          587,363
  Depreciation..............................................        30,163           42,252
  Other selling, general and administrative.................       610,956          481,798
  Interest..................................................         4,655           11,683
                                                                ----------       ----------
                                                                 1,389,212        1,123,096
                                                                ----------       ----------
          Net income........................................    $1,001,465       $  744,126
                                                                ==========       ==========
Earnings per Share:
  Net income per share of common stock......................    $10,014.65       $ 7,441.26
                                                                ==========       ==========

                       See notes to financial statements.

                     CORPORATE CAPITAL LEASING GROUP, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                           ADDITIONAL    RETAINED
                                                  COMMON    PAID-IN      EARNINGS
                                                  STOCK     CAPITAL      (DEFICIT)      TOTAL
                                                  ------   ----------   -----------   ----------
Balance, January 1, 1995........................   $100     $26,143     $   216,334   $  242,577
Net income......................................     --          --       1,001,465    1,001,465
Cash dividends declared at $4,259.17 per
  share.........................................     --          --        (425,917)    (425,917)
                                                   ----     -------     -----------   ----------
Balance, December 31, 1995......................    100      26,143         791,882      818,125
Net income......................................     --          --         744,126      744,126
Cash dividends declared at $15,616.60 per
  share.........................................     --          --      (1,561,660)  (1,561,660)
                                                   ----     -------     -----------   ----------
Balance, October 31, 1996.......................   $100     $26,143     $   (25,652)  $      591
                                                   ====     =======     ===========   ==========

                       See notes to financial statements.

                     CORPORATE CAPITAL LEASING GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                FOR THE         FOR THE TEN
                                                               YEAR ENDED       MONTHS ENDED
                                                              DECEMBER 31,      OCTOBER 31,
                                                                  1995              1996
                                                              ------------      ------------
Cash Flows from Operating Activities
  Net income................................................   $1,001,465       $   744,126
  Adjustments to reconcile net income to net cash provided
     by operations
     Depreciation...........................................       30,163            42,252
     Amortization...........................................        4,545             2,074
     Changes in current assets and liabilities:
       Broker receivables...................................           --            (9,696)
       Commission receivable................................     (139,823)           79,036
       Accounts payable.....................................       41,722             3,843
       Accrued expenses.....................................       28,628           (31,637)
       Accrued compensation and related taxes...............        4,977              (218)
       Advance payments.....................................      (26,550)           49,200
                                                               ----------       -----------
Cash Provided by Operating Activities.......................      945,127           878,980
Cash Flows from Investing Activities
  Lease payments collected..................................       26,845            16,537
  Purchase of equipment for leases..........................     (104,802)          (97,440)
  Purchase of property and equipment........................      (59,037)          (10,181)
                                                               ----------       -----------
Cash Used in Investing Activities...........................     (136,994)          (91,084)
Cash Flows from Financing Activities
  Payment of notes payable..................................      (65,210)          (30,268)
  Proceeds from note payable................................           --           200,000
  Payment of capital lease obligations......................       (6,153)          (23,037)
  Dividends paid............................................     (425,917)       (1,561,660)
                                                               ----------       -----------
Cash Used in Financing Activities...........................     (497,280)       (1,414,965)
                                                               ----------       -----------
Net (decrease) increase in cash.............................      310,853          (627,069)
Cash, beginning of period...................................      327,068           637,921
                                                               ----------       -----------
Cash, end of period.........................................   $  637,921       $    10,852
                                                               ==========       ===========

                       See notes to financial statements.

                     CORPORATE CAPITAL LEASING GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1996

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Corporate Capital Leasing Group, Inc. (the "Company") was incorporated in the Commonwealth of Pennsylvania on December 20, 1990. The Company is an equipment leasing broker to a wide range of customers in various industries in North America.

  Revenue Recognition

     The Company's primary revenue is from brokers' fees. Revenue is recognized when the fee is earned.

  Property and Equipment

     Property and equipment are carried at cost and include expenditures for new facilities and those which substantially increase the life of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is credited or charged to income.

     The Company provides for depreciation of property and equipment at rates designed to allocate the cost over the estimated useful lives of the assets. Depreciation is computed principally on accelerated methods using lives of 3 to 7 years.

  Advance Payments

     Advance payments represent payments on deposits pending approval of lease commitment.

  Income Taxes

     The Company, with the consent of its shareholder, is taxed as an S Corporation under provisions of the Internal Revenue Code, and the Commonwealth of Pennsylvania tax laws. In lieu of Federal and state corporation income tax, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, Federal and state income taxes are not provided for in the financial statements.

  Fair Value of Financial Instruments

     The Financial Accounting Standards Board has issued FAS No. 107 Disclosures About Fair Value of Financial Instruments, which requires disclosure of the fair value of financial instruments. The fair value of the Company's assets and liabilities which qualify as financial instruments under FAS No. 107 approximate the carrying amounts presented in the balance sheet.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     CORPORATE CAPITAL LEASING GROUP, INC.

NOTE B -- NET INVESTMENT IN DIRECT FINANCING LEASES

     The detail of the components of the net investment in direct financing leases are as follows:

                                                              DECEMBER 31,    OCTOBER 31,
                                                                  1995           1996
                                                              ------------    -----------
Total minimum lease payments receivable.....................    $ 18,282        $ 9,287
Less unearned income........................................      (5,260)        (2,661)
                                                                --------        -------
                                                                  13,022          6,626
Less current portion........................................     (13,022)        (4,528)
                                                                --------        -------
          Net investment in direct financing leases.........    $     --        $ 2,098
                                                                ========        =======

NOTE C -- FUTURE MINIMUM LEASE PAYMENTS RECEIVABLE

     The maturities of the future minimum lease payments receivable under direct financing leases are as follows:

Years ending:
  For the two month period ending December 31, 1996.........  $1,107
  December 31, 1997.........................................   6,263
  December 31, 1998.........................................   1,917
                                                              ------
                                                              $9,287
                                                              ======

NOTE D -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                              DECEMBER 31,    OCTOBER 31,
                                                                  1995           1996
                                                              ------------    -----------
Furniture and fixtures......................................    $ 73,870       $  74,938
Office equipment............................................     143,308         152,421
Accumulated depreciation....................................     (80,017)       (122,269)
                                                                --------       ---------
                                                                $137,161       $ 105,090
                                                                ========       =========

NOTE E -- LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                              DECEMBER 31,    OCTOBER 31,
                                                                  1995           1996
                                                              ------------    -----------
Note payable to bank secured by certain equipment with
  monthly payments of $391, including interest at 12.00% to
  June 1996.................................................    $  2,307       $     --
Note payable to an individual secured by certain equipment
  with monthly payments of $3,199, including interest at
  10.00% to July 1997.......................................      60,788         32,828
                                                                --------       --------
                                                                  63,095         32,828
Amounts classified as current liabilities...................     (36,144)       (32,828)
                                                                --------       --------
                                                                $ 26,951       $     --
                                                                ========       ========

                     CORPORATE CAPITAL LEASING GROUP, INC.

 Line of Credit

     The Company has a line of credit, payable on demand and guaranteed by the sole stockholder of the Company, totaling $500,000 for use as working capital. At December 31, 1995 and October 31, 1996, $500,000 and $300,000 was available, respectively. Interest is at the bank's prime lending rate plus 1.25% and was 9.75% at December 31, 1995 and October 31, 1996.

  Letter of Credit

     At October 31, 1996, the Company had a standby letter of credit in the amount of $57,200. Fees are charged based on credit issuance.

NOTE F -- LEASES

  Capital Leases

     The Company leases computer and office furniture under capital leases. The leased assets are capitalized using interest rates appropriate at the inception of each lease. Future minimum payments, by year and in the aggregate, are as follows:

For the two month period ending December 31, 1996...........   $  5,885
December 31, 1997...........................................     35,311
December 31, 1998...........................................     27,004
                                                               --------
Total minimum lease payments................................     68,200
Less amount representing interest...........................      6,684
                                                               --------
Present value of net minimum lease payments.................     61,516
Less current maturities.....................................    (30,845)
                                                               --------
Long-term obligation under capital lease....................   $ 30,671
                                                               ========

     At December 31, 1995 and October 31, 1996 equipment under capital leases was $90,797, and accumulated depreciation was $4,526 and $30,923, respectively.

  Operating Leases

     The Company leases office facilities under non-cancelable operating leases. Future minimum payments, by period and in the aggregate, under all non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following:

For the two month period ending December 31, 1996...........    $13,500
October 31, 1997............................................    $67,500

NOTE G -- PENSION PLAN

     The Company has a Salary Reduction/Simplified Employee Pension Plan covering substantially all employees. Under the provision of the plan, the Company makes contributions based upon a percentage of each qualified participant's salary to their respective account. Employees become eligible for participation when they meet certain requirements, which include attainment of age 21 and one year of full time service. For the periods ended December 31, 1995 and October 31, 1996, the Company incurred pension expense of $23,491 and $-0-, respectively.

                     CORPORATE CAPITAL LEASING GROUP, INC.

NOTE H -- SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Interest paid during the periods ended December 31, 1995 and October 31, 1996 was $15,541 and $10,829, respectively.

     Non-cash investing and financing activities consisted of capital lease obligations of $90,797 incurred in the acquisition of computer equipment and office furniture during the period ended December 31, 1995.

NOTE I -- LITIGATION

     The Company is a defendant in a complaint based on an alleged breach of contract for broker fees and other amounts. Management, after consultation with legal counsel, believes the ultimate liability, if any, arising from such complaint would not have a materially adverse effect on the Company's financial position or results of operations.

NOTE J -- SUBSEQUENT EVENT

     Effective November 1, 1996, 100% of the Company's common stock was acquired by First Sierra Financial, Inc. of Houston, Texas.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Director and Shareholder of Heritage Credit Services, Inc.

     We have audited the accompanying balance sheets of Heritage Credit Services, Inc. (the "Company") as of September 30, 1995 and 1996 and the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Credit Services, Inc. at September 30, 1995 and 1996, and the results of its operations and cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                            /s/  BDO SEIDMAN, LLP

                                            BDO SEIDMAN, LLP

November 27, 1996
Seattle, Washington

                         HERITAGE CREDIT SERVICES, INC.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                 SEPTEMBER 30,
                                                              --------------------
                                                               1995         1996
                                                              -------      -------
ASSETS
  Cash and cash equivalents.................................  $   462      $   251
  Net investment in leases and equipment financing
     agreements (Notes 2 and 3).............................   17,036       20,986
  Other receivables.........................................      390          743
  Furniture, equipment and vehicles, net of accumulated
     depreciation of $84 and $141...........................      205          245
  Restricted cash (Note 3)..................................      293          746
  Other assets..............................................      161          176
                                                              -------      -------
          Total assets......................................  $18,547      $23,147
                                                              =======      =======
LIABILITIES
  Checks issued in excess of deposits.......................  $   743      $   693
  Accrued liabilities.......................................       61          237
  Vendor payables...........................................      388          633
  Notes payable -- recourse (Note 3)........................    7,808        7,632
  Notes payable -- non-recourse (Note 3)....................    6,857        9,803
  Security deposits.........................................      294          625
                                                              -------      -------
          Total liabilities.................................   16,151       19,623
                                                              -------      -------
SHAREHOLDER'S EQUITY
  Common stock, no par value, 100,000 shares authorized,
     7,975 shares issued and outstanding....................       25           25
  Retained earnings.........................................    2,371        3,499
                                                              -------      -------
          Total shareholder's equity........................    2,396        3,524
                                                              -------      -------
          Total liabilities and shareholder's equity........  $18,547      $23,147
                                                              =======      =======

                See accompanying notes to financial statements.

                         HERITAGE CREDIT SERVICES, INC.

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                             (DOLLARS IN THOUSANDS)

                                                                                    PERIOD FROM
                                                                                    OCTOBER 1,
                                                      YEARS ENDED SEPTEMBER 30,       1996 TO
                                                      --------------------------      MAY 20,
                                                       1994      1995      1996        1997
                                                      ------    ------    ------    -----------
                                                                                    (UNAUDITED)
REVENUES
  Lease revenue from discounting....................  $1,931    $2,475    $2,543      $ 1,377
  Equipment finance income..........................     821     1,975     3,275        3,517
  Residual income...................................     572       684       949          589
  Broker fee income.................................     207       288       565          573
  Other income......................................     127       174       423          167
                                                      ------    ------    ------      -------
          Total revenues............................   3,658     5,596     7,755        6,223
                                                      ------    ------    ------      -------
Salaries and related expenses.......................     609       900     1,262          995
Commission and broker fees..........................   1,323     2,023     1,954        1,368
Provision for credit losses.........................     103       279       646        2,819
Depreciation and amortization.......................      20        35        58           50
Other selling, general and administrative
  expenses..........................................     778     1,216     1,407        1,784
                                                      ------    ------    ------      -------
          Total expenses............................   2,833     4,453     5,327        7,016
                                                      ------    ------    ------      -------
Earnings (loss) before interest and tax.............     825     1,143     2,428         (793)
Interest expense....................................     399     1,136     1,300        1,437
                                                      ------    ------    ------      -------
Earnings (loss) before income tax...................     426         7     1,128       (2,230)
Income tax provision (benefit) (Note 4).............      98      (255)       --           --
                                                      ------    ------    ------      -------
Net income (loss)...................................     328       262     1,128       (2,230)

RETAINED EARNINGS --
  Beginning of period...............................   1,781     2,109     2,371        3,499
                                                      ------    ------    ------      -------
  End of period.....................................  $2,109    $2,371    $3,499      $ 1,269
                                                      ======    ======    ======      =======

                See accompanying notes to financial statements.

                         HERITAGE CREDIT SERVICES, INC.

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                   PERIOD FROM
                                                                                   OCTOBER 1,
                                                    YEARS ENDED SEPTEMBER 30,        1996 TO
                                                  ------------------------------     MAY 20,
                                                    1994       1995       1996        1997
                                                  --------   --------   --------   -----------
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)............................   $    328   $    262   $  1,128    $ (2,230)
  Adjustments to reconcile net income (loss) to
     net cash provided by (used in) operating
     activities:
     Lease revenue from discounting............     (1,931)    (2,475)    (2,543)     (1,372)
     Amortization of initial direct costs......        296      1,062      1,126       2,016
     Provision for credit losses...............        103        279        646       2,819
     Depreciation..............................         20         35         58          39
     Deferred income tax provision (benefit)...         98       (255)        --          --
     Change in operating assets and
       liabilities:
       Checks issued in excess of deposits.....        162        581        (50)        709
       Restricted cash.........................         --       (293)      (453)         51
       Other...................................        (68)       (68)       178          51
                                                  --------   --------   --------    --------
Net Cash Provided by (Used in) Operating
  Activities...................................       (992)      (872)        90       2,083
                                                  --------   --------   --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of equipment for lease..............    (22,383)   (37,811)   (36,762)    (43,023)
  Proceeds from discounting of leases..........     16,005     23,262     24,229       7,886
  Lease payments received......................      4,743      9,850      8,378       9,299
  Initial direct costs incurred................       (505)    (2,734)    (2,707)     (3,454)
  Purchase of furniture, equipment and
     vehicles..................................        (54)      (147)      (101)       (191)
  Other........................................         --        (20)       (42)       (272)
                                                  --------   --------   --------    --------
Net Cash Used in Investing Activities..........     (2,194)    (7,600)    (7,005)    (29,755)
                                                  --------   --------   --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings on lines of
     credit....................................     17,921     37,841     32,673      58,366
  Repayments on lines of credit................    (14,726)   (29,122)   (26,306)    (30,318)
  Increase in security deposits................         10         84        331         255
  Other........................................         23        (36)         6          --
                                                  --------   --------   --------    --------
Net Cash Provided by Financing Activities......      3,228      8,767      6,704      28,303
                                                  --------   --------   --------    --------
Net Increase (Decrease) in Cash and Cash
  Equivalents..................................         42        295       (211)        631
Cash and Cash Equivalents, beginning of
  period.......................................        125        167        462         251
                                                  --------   --------   --------    --------
Cash and Cash Equivalents, end of period.......   $    167   $    462   $    251    $    882
                                                  ========   ========   ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest.......................   $    399   $  1,136   $  1,280    $  1,437
                                                  ========   ========   ========    ========

                See accompanying notes to financial statements.

                         HERITAGE CREDIT SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Heritage Credit Services, Inc. (the "Company"), incorporated in 1988, is a California corporation owned by an individual. The Company's operations consist primarily of obtaining and writing leases on various types of business equipment and providing equipment financing arrangements for commercial entities. The Company conducts its operations under the names Heritage Financial Services, Oakmont Financial Services and Heritage Software Finance, with the majority of business activities concentrated in the Western United States and Florida. The Company's headquarters are located in Rancho Cordova, California.

     Concentration of Credit and Financial Instrument Risk -- The Company controls its credit risk through credit standards, limits on exposure, and by monitoring the financial condition of its lessees. The Company uses a credit scoring system in evaluating the credit risk of applicants. The Company generally requires the leased assets to serve as collateral for the leases and requires all lessees to provide adequate collateral protection and liability insurance throughout the lease contract term. Additionally, the Company controls its credit exposure to any one client or industry through the sale of leases.

     Inherent to leasing is the residual value risk associated with lease contracts. The Company manages this residual risk through adherence to a residual valuation procedure at lease inception.

     Cash Equivalents -- The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents.

     Furniture, Equipment and Vehicles -- Furniture, equipment, and vehicles are stated at cost. Depreciation is computed using accelerated methods over estimated useful lives of the related assets ranging from three to seven years.

     Use of Estimates -- The financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date, and of revenue and expenses during the reporting period. Actual results could differ from these estimates.

     Fair Value of Financial Instruments -- The Company's financial instruments include cash and cash equivalents, net investment in leases and equipment financing agreements, and notes payable. Amounts recorded for these instruments approximate fair value due to either their maturity or the nature of these instruments.

     Lease Accounting and Revenue Recognition -- The Company's leases are classified and accounted for as direct financing leases. Under this accounting method, the total minimum lease rentals to be received and the estimated residual value of equipment at lease end are recorded as assets. The excess of these assets over the related equipment cost is recorded as unearned revenue, which is recognized as equipment finance income over the lease term utilizing the interest method of accounting, such method resulting in a constant rate of return on the Company's net investment in the lease. The allowance method is used to account for uncollectible lease receivables.

     The Company has discounted certain of its lease transactions, which involves the assignment of minimum lease payments with a retention of residual value rights. Retained residual value property rights are recognized over the underlying lease contract term utilizing the interest method. The assignee typically has no recourse against the Company. Proceeds received from the assignee are not recorded as a liability of the Company, but rather as an offset to the assignment of minimum lease payments. The Company accounts for these discounted lease transactions, pursuant to which control of future economic benefits have been surrendered to the assignee, in accordance with Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse," and records the difference between proceeds and the Company's net investment in the lease as lease revenue from discounting upon receipt.

                         HERITAGE CREDIT SERVICES, INC.

     The Company also engages in transactions involving the assignment of minimum lease payments, pursuant to which the Company does not surrender control of future economic benefits. These transactions are accounted for as borrowings. These transactions also involve the assignment of minimum lease payments with a retention of the residual value rights. The assignee typically has no recourse against the Company. Retained residual value property rights are recognized over the underlying lease contract term utilizing the interest method. These non-recourse borrowings and the related minimum lease payments receivable are recorded on the balance sheet.

     In some of the transactions involving the assignment of minimum lease payments, the assignee retains a portion of the proceeds in a reserve account as a credit enhancement. This cash is restricted as to withdrawal and has been presented as restricted cash in the accompanying balance sheet.

     The Company also is involved in transactions in which it serves as broker relating to leasing transactions. In these transactions the Company prepares required lease documentation and then refers the transaction to another leasing Company in exchange for a fee. During the years ended September 30, 1994, 1995 and 1996, the Company received approximately $207,000, $288,000 and $565,000, respectively, in commissions for brokering leases of approximately $2.5 million, $4.0 million and $5.0 million, respectively.

     Initial Direct Costs -- Initial direct costs of acquiring a lease are capitalized and amortized over the life of the lease utilizing the interest method.

     Income Taxes -- The Company accounts for income taxes utilizing the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Deferred taxes are determined on the difference between the financial statement and tax bases of assets and liabilities as measured by applying current statutory tax rates to the period in which the differences are expected to reverse and by giving effect to available net operating loss carryforwards. The Company has established a valuation allowance against its deferred tax assets where there is uncertainty as to whether such benefits will be utilizable.

     Effects of Recently Issued Accounting Standards -- Recently issued accounting standards having relevant applicability to the Company consist primarily of Statement of Financial Accounting Standards No. 125 ("FASB No. 125") "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which is to be effective for transactions occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. This standard establishes consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company does not expect the adoption of FASB No. 125 to have a material effect on the Company's financial condition or results of operation.

     Reclassifications -- Certain prior year financial statement amounts have been reclassified to conform with current year classifications.

     Interim Financial Statements -- The interim financial data for the period from October 1, 1996 to May 20, 1997 is unaudited; however, in the opinion of Company management, the interim data includes all adjustments necessary for a fair presentation of the results of operations for the interim period presented. The interim period results of operations are not necessarily indicative of results for an entire year or any future period.

                         HERITAGE CREDIT SERVICES, INC.

NOTE 2: NET INVESTMENT IN LEASES AND EQUIPMENT FINANCING AGREEMENTS

     The Company's net investments in leases and equipment financing agreements have been pledged as collateral for certain recourse or non-recourse notes payable borrowings. The net investment in leases and equipment financing agreements presented on a basis by type of borrowing for which the investment is pledged as collateral, is summarized as follows (in thousands):

                                                                 SEPTEMBER 30,
                                                              --------------------
                                                               1995         1996
                                                              -------      -------
Recourse
  Minimum lease and equipment financing receivables.........  $10,977      $ 9,990
  Estimated residual value..................................      356          292
  Unearned revenue..........................................   (3,004)      (2,489)
                                                              -------      -------
          Total Recourse....................................    8,329        7,793
                                                              -------      -------
Non-Recourse
  Minimum lease and equipment financing receivables.........    8,280       13,880
  Estimated residual value..................................    2,627        3,007
  Unearned revenue..........................................   (3,412)      (4,809)
                                                              -------      -------
          Total Non-Recourse................................    7,495       12,078
                                                              -------      -------
                                                               15,824       19,871
Allowance for uncollectible accounts........................     (178)        (352)
Initial direct costs, net...................................    1,390        1,467
                                                              -------      -------
                                                              $17,036      $20,986
                                                              =======      =======

     Accumulated amortization of initial direct costs was $1,141,000, and $1,834,000 at September 30, 1995 and 1996, respectively.

     Allowance for uncollectible accounts activity is summarized as follows (in thousands):

                                                              YEAR ENDED SEPTEMBER 30,
                                                              -------------------------
                                                              1994      1995      1996
                                                              -----    ------    ------
BALANCE, beginning of year..................................   $ 50     $  70     $ 178
  Provision for credit losses...............................    103       279       646
  Charge-offs...............................................    (83)     (176)     (554)
  Recoveries................................................      -         5        82
                                                               ----     -----     -----
BALANCE, end of year........................................   $ 70     $ 178     $ 352
                                                               ====     =====     =====

     At September 30, 1996, minimum lease payments receivables are as follows (in thousands):

                                                           YEAR ENDING
                                                          SEPTEMBER 30,
                                                          -------------
1997....................................................     $ 8,200
1998....................................................       7,002
1999....................................................       4,917
2000....................................................       2,836
2001....................................................         915
                                                             -------
                                                             $23,870
                                                             =======

                         HERITAGE CREDIT SERVICES, INC.

NOTE 3: NOTES PAYABLE

     Notes payable are collateralized by leased equipment, generally due as collateralized lease payments are scheduled to be received and, for certain recourse notes, guaranteed by the Company's shareholder. Notes payable for which the lender has recourse against the Company are summarized as follows (in thousands):

                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1995        1996
                                                              ------      ------
Recourse:
  Notes payable with interest at rates ranging from prime
     (8.25% at September 30, 1996) plus 1.25% to prime plus
     2.25%..................................................  $2,836      $4,591
  Note payable drawn on a $10 million credit line; interest
     at the bank's reference rate (8.25% at September 30,
     1996) plus 3.00% (increasing to 4.50% beginning 300
     days after borrowing)..................................   2,437          16
  Notes payable with interest at 11.0%......................     839       1,346
  Notes payable with interest at rates ranging from 8.60% to
     10.70%.................................................     420         272
  Notes payable drawn on 6 separate warehouse lines of
     credit totaling $2.7 million; interest at prime plus
     .50% to 2.00%..........................................   1,243       1,403
  Other.....................................................      33           4
                                                              ------      ------
          Total Recourse Notes Payable......................  $7,808      $7,632
                                                              ======      ======

     Notes payable for which the lender has no recourse against the Company are summarized as follows (in thousands):

                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1995        1996
                                                              ------      ------
Non-Recourse:
  Notes payable with interest at the two year T-bill rate
     plus 2.25% to 3.50% (rates ranging from 8.40% to
     9.40%).................................................  $6,770      $   --
  Notes payable with interest at 8.25% and 8.50%............      87       9,803
  Notes payable with interest at 8.75%......................      --          --
  Lease-backed floating rate revolving note with interest at
     LIBOR plus .375%.......................................      --          --
                                                              ------      ------
          Total Non-Recourse Notes Payable..................  $6,857      $9,803
                                                              ======      ======

     The $10.0 million credit line is available through March 1997. The other credit lines are generally available from March through June 1997. Terms of certain credit agreements require, among other things, that the Company maintain certain financial ratios and net worth, as defined. The Company was in compliance with these restrictive covenants at September 30, 1996.

                         HERITAGE CREDIT SERVICES, INC.

     Annual principal payments (on both recourse and non-recourse debt) during future years are estimated as follows (in thousands):

 YEAR ENDING                                                NON-
SEPTEMBER 30,                                             RECOURSE      RECOURSE       TOTAL
-------------                                             --------      --------      -------
   1997.................................................    $3,124      $  3,696      $ 6,820
   1998.................................................     2,856         1,804        4,660
   1999.................................................     2,084         1,257        3,341
   2000.................................................     1,328           745        2,073
   2001.................................................       411           130          541
                                                            ------      --------      -------
                                                            $9,803      $  7,632      $17,435
                                                            ======      ========      =======

     Information concerning borrowings on both recourse and non-recourse debt is summarized as follows (in thousands):

                                                           YEAR ENDED SEPTEMBER 30,
                                                         ----------------------------
                                                          1994      1995       1996
                                                         ------    -------    -------
Average balance........................................  $4,222    $10,406    $13,305
Average interest rate..................................    9.50%      10.9%      9.80%
Maximum month-end balance..............................  $7,553    $14,665    $17,435

NOTE 4: INCOME TAXES

     The provision (benefit) for federal and state income taxes consists of the following (in thousands):

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                              1994      1995     1996
                                                              -----    ------    -----
Deferred tax provision......................................   $168     $  --     $ --
Deferred tax benefit........................................    (70)     (255)      --
                                                               ----     -----     ----
                                                               $ 98     $(255)    $ --
                                                               ====     =====     ====

     During fiscal year 1995, the Company recorded a net deferred tax benefit of $255,000 due to the recognition of tax operating loss carryforwards in an amount sufficient to fully offset deferred tax liabilities recorded in prior years. As a result of the recognition of deferred tax assets relating to tax operating loss carryforwards, the Company recorded no net tax provision or benefit for income taxes during fiscal year 1996. The tax provision or benefit differs from that computed by applying the statutory corporate tax rate due primarily to the recognition of operating loss carryforwards to the extent not reduced by a valuation allowance.

                         HERITAGE CREDIT SERVICES, INC.

     Deferred tax assets relate primarily to operating loss carryforwards and deferred tax liabilities relate primarily to accounting for certain leases as true leases for tax which results in additional deductions, primarily depreciation, as compared to direct financing leases for financial reporting. Deferred tax assets and liabilities are comprised of the following (in thousands):

                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1995        1996
                                                              ------      ------
Deferred tax liabilities:
  True lease deductions.....................................  $  914      $1,235
                                                              ------      ------
                                                                 914       1,235
                                                              ------      ------
Deferred tax assets:
  Net operating loss carryovers.............................   1,015       1,297
  Allowance for credit losses...............................      72         141
                                                              ------      ------
                                                               1,087       1,438
                                                              ------      ------
Valuation allowance.........................................    (173)       (203)
                                                              ------      ------
Total.......................................................  $   --      $   --
                                                              ======      ======

     At September 30, 1996, the Company, for income tax purposes, had net operating loss carryforwards approximating $3 million available to offset future taxable income. The loss carryforwards begin to expire in 2009.

NOTE 5: RELATED PARTY TRANSACTIONS

     The Company's shareholder is a 50% owner of another business in the equipment leasing industry. During the years ended September 30, 1994, 1995 and 1996, the Company paid broker fees to this related party of approximately $60,000, $163,000 and $109,000, respectively.

NOTE 6: LEASE COMMITMENT

     The Company occupies a facility pursuant to an operating lease agreement, providing for monthly rents of approximately $3,800. The Company occupies another facility under an operating lease agreement expiring December 31, 1998, providing for monthly rents of $1,150. In July 1996, the Company began occupying a third facility pursuant to an operating lease agreement, providing for monthly rents of $2,000. Rent expense for the years ended September 30, 1994, 1995 and 1996 approximated $51,000, $68,000 and $74,000, respectively. All leases are month to month and can be terminated with written notice.

NOTE 7: STOCK PURCHASE AND EMPLOYEE BENEFIT PLANS

     In February 1995, the Company adopted a stock purchase plan to offer selected employees an opportunity to acquire an interest in the Company by purchasing shares of stock. The plan provides for the direct award or sale of shares and for the grant of options to purchase shares. During the year ended September 30, 1995, the Company granted stock options for the purchase of 1,600 shares at an exercise price of $827 per share, an amount determined by the Company's Board of Directors to not be less than the estimated fair value per share at date of grant. Options have a term of 10 years, vesting 20% per year. There were no grants, exercises or cancellations of stock options during the year ended September 30, 1996.

     The Company maintains an employee benefit plan pursuant to Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees and has a salary deferral feature and an employer matching component. The matching contribution is discretionary and determined annually by the Company's Board of

                         HERITAGE CREDIT SERVICES, INC.

Directors. Company contributions for the years ended September 30, 1994, 1995 and 1996 approximated $21,000, $24,000 and $33,000, respectively.

NOTE 8: SUBSEQUENT EVENT

     The Company has entered into a financing arrangement providing for, among other things, the issuance of up to $25 million of lease backed notes and the related securitization of underlying lease collateral. In connection with the financing arrangement, in November 1996, the Company entered into an asset securitization transaction pursuant to which certain lease contracts and related assets were contributed, transferred and assigned by the Company to a newly formed subsidiary, Heritage Finance Corp. I ("HFC"). These lease assets were then together collateralized as a separate pool as security for non-recourse debt issued by HFC. Proceeds of the borrowing approximated $10.8 million and were utilized to pay approximately $10.5 million of non-recourse debt and to pay certain transactional expenses. The underlying collateral for such debt are lease contracts representing interests in lease receivables of approximately $13 million and related equipment. The initial interest rate on this borrowing is approximately 6.7%. The assets of HFC are not available to pay creditors of the Company and the Company has also pledged all of its interests in HFC as security for the borrowings.

NOTE 9: EVENT (UNAUDITED) SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     In May 1997, the Company's sole shareholder sold all of the Company's issued and outstanding common stock to First Sierra Financial, Inc. ("FSFI"), concurrent with an initial public offering by FSFI. The sale price totalled approximately $6.4 million, consisting of $1.4 million in cash (including the repurchase of all of the Company's outstanding stock options for approximately $400,000), a $1 million subordinated promissory note bearing interest at 9% per annum and 500,000 shares of FSFI Common Stock (valued at the initial public offering price of $8.00 per share). In connection with the sale, certain officers of the Company became officers of FSFI.

======================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS
                             ---------------------


                                        PAGE
                                        ----
Available Information.................     2
Additional Information................     2
Prospectus Summary....................     3
Risk Factors..........................     8
Use of Proceeds.......................    13
Dividend Policy.......................    14
Price Range of Common Stock...........    14
Capitalization........................    15
Selected Consolidated Financial and
  Operating Data......................    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business..............................    28
Management............................    41
Certain Transactions..................    48
Principal and Selling Stockholders....    50
Description of Capital Stock..........    51
Shares Eligible for Future Sale.......    55
Underwriting..........................    57
Legal Matters.........................    58
Experts...............................    58
Index to Financial Statements.........   F-1


                             ---------------------

======================================================

======================================================

                                3,400,000 SHARES

                          FIRST SIERRA FINANCIAL, INC.
                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.

                               PIPER JAFFRAY INC.

                                                                          , 1998


======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offering are estimated to be as follows:

Securities and Exchange Commission registration fee.........  $ 21,339
NASD filing fee.............................................     7,734
Legal fees and expenses.....................................    75,000*
Accounting fees and expenses................................   200,000*
Printing expenses...........................................    50,000*
Miscellaneous...............................................   145,927*
                                                              --------
          TOTAL.............................................  $500,000*
                                                              ========

---------------

* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred by him in connection with such action, suit or proceeding, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company is required by Section 145 to indemnify any person against reasonable expenses (including attorneys' fees) actually incurred by him in connection with an action, suit or proceeding in which he is a party because he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, if he has been successful, on the merits or otherwise, in the defense of the action, suit or proceeding.
Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145. In addition, Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

     Article XI of the Company's Restated Certificate of Incorporation (the "Charter") provides that the Company shall indemnify and hold harmless any person who was, is, or is threatened to be made a party to a proceeding by reason of the fact that he or she (i) is or was a director or officer of the Company or (ii) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL. The right to indemnification under Article XI of the Charter is a contract right which includes, with respect to directors and officers, the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its disposition.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On June 3, 1994, the Company sold an aggregate of 5,470,000 shares of Common Stock to the four stockholders of the Company for $0.18 per share in connection with the initial capitalization of the Company.

     On March 31, 1996, pursuant to employment agreements dated as of January 1995, the Company completed the previously committed sale of an aggregate of 707,369 shares of Common Stock to three employees of the Company for $0.17 per share.

     On April 15, 1996, the Company sold 147,367 shares of Common Stock pursuant to an option agreement dated as of June 1994 to a stockholder of the Company for $0.18 per share.

     On July 11, 1996, the Company sold 56,718 shares of Series A Preferred Stock, valued at $46.55 per share, to the former owners of GIC as part of the consideration for the acquisition of GIC.

     On October 31, 1996, the Company sold 43,691 shares of Series B Preferred Stock, valued at $57.22 per share, to the former owner of CCL as part of the consideration for the acquisition of CCL.

     On May 20, 1997, the Company sold 500,000 shares of Common Stock, valued at $8.00 per share, to the former owner of Heritage as part of the consideration for the acquisition of Heritage.

     On May 30, 1997 the Company sold 22,222 shares of Common Stock, valued at $9.00 per share, to the former owners of UFL as part of the consideration for the acquisition of UFL.

     On September 2, 1997, the Company sold 255,000 shares of Common Stock, valued at $14.50 per share, to the former owners of Northcoast as part of the consideration for the acquisition of Northcoast.

     On September 12, 1997, the Company sold 66,666 shares of Common Stock, valued at $15.00 per share, to the former owners of Cascade as part of the consideration for the acquisition of Cascade.

     On November 6, 1997, the Company sold 12,104 shares of Common Stock, valued at $19.00 per share, to the former owners of Heritage Credit as part of the consideration for the acquisition of Heritage Credit.

     On November 26, 1997, the Company sold 15,789 shares of Common Stock, valued at $19.00 per share, to the former owner of All American as part of the consideration for the acquisition of All American.

     The Company relied on an exemption under Section 4(2) of the Securities Act in effecting each of the transactions described above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

           *1.1          -- Form of Underwriting Agreement
            3.1          -- Restated Certificate of Incorporation of the Company
                            (incorporated by reference to Exhibit 3.1 to Amendment
                            No. 3 to Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
            3.2          -- Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Registrant's Form S-1
                            Registration Statement (Registration No. 333-22629).
            4.1          -- Specimen Common Stock certificate (incorporated by
                            reference to Exhibit 4.1 to Amendment No. 2 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           *5.1          -- Opinion of Vinson & Elkins L.L.P.
           10.1          -- 1997 Stock Option Plan (incorporated by reference to
                            Exhibit 10.1 to Amendment No. 2 to Registrant's Form S-1
                            Registration Statement (Registration No. 333-22629).

           10.2          -- Executive Incentive Compensation Plan (incorporated by
                            reference to Exhibit 10.2 to Amendment No. 2 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.3          -- Form of Registration Rights Agreement (incorporated by
                            reference to Exhibit 10.3 to Amendment No. 2 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.4          -- Asset Purchase Agreement dated June 28, 1996 between the
                            Company, First Sierra Acquisition, Inc. and General
                            Interlease Corporation and Eric Barash and Daniel Dengate
                            (incorporated by reference to Exhibit 10.4 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.5          -- Agreement and Plan of Reorganization dated October 15,
                            1996 among Valerie A. Hayes, Corporate Capital Leasing
                            Group, Inc., the Company and First Sierra Pennsylvania,
                            Inc. (incorporated by reference to Exhibit 10.5 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.6          -- Asset Purchase Agreement, dated February 4, 1997, between
                            Lease Pro, Inc., Charles E. Lester and the Company
                            (incorporated by reference to Exhibit 10.6 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.7          -- First Amendment to Agreement and Plan of Reorganization
                            dated February 27, 1997 among Valerie A. Hayes, Corporate
                            Capital Leasing Group, Inc., the Company and First Sierra
                            Pennsylvania, Inc. (incorporated by reference to Exhibit
                            10.7 to Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.8          -- Agreement and Plan of Merger between Oren M. Hall,
                            Charles E. Brazier, Greg E. McIntosh, Brent M. Hall,
                            Heritage Credit Services, Inc., the Company and First
                            Sierra California, Inc. dated as of February 1, 1997
                            (incorporated by reference to Exhibit 10.8 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.9          -- Form of Registration Rights Agreement between the Company and Oren M. Hall (incorporated by reference to Exhibit
                            10.9 to Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.10         -- Employment Agreement between Thomas J. Depping and the
                            Company (incorporated by reference to Exhibit 10.10 to
                            Amendment No. 2 to Registrant's Form S-1 Registration
                            Statement (Registration No. 333-22629).
           10.11         -- Employment Agreement between Sandy B. Ho and the Company
                            (incorporated by reference to Exhibit 10.11 to Amendment
                            No. 2 to Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.12         -- Employment Agreement between Robert H. Quinn, Jr. and the
                            Company (incorporated by reference to Exhibit 10.12 to
                            Amendment No. 2 to Registrant's Form S-1 Registration
                            Statement (Registration No. 333-22629).
          *10.13         -- Employment Agreement between Oren M. Hall and the
                            Company.
          *21.1          -- Subsidiaries of the Company
          *23.1          -- Consent of Arthur Andersen LLP
          *23.2          -- Consent of BDO Seidman, LLP
          *23.3          -- Consent of MacDade Abbott LLP
           23.4          -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
           24.1          -- Powers of Attorney (included on the signature page to
                            this Registration Statement)

---------------


 * Filed herewith.

     (b) Consolidated Financial Statement Schedules

     All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 13th day of January, 1998.


                                            FIRST SIERRA FINANCIAL, INC.

                                            By    /s/ THOMAS J. DEPPING
                                             -----------------------------------
                                                      Thomas J. Depping
                                                President and Chief Executive
                                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                      DATE
                      ---------                                   -----                      ----

                /s/ THOMAS J. DEPPING                  President, Chief Executive      January 13, 1998
-----------------------------------------------------    Officer and Chairman of
                 (Thomas J. Depping)                     the Board of Directors
                                                         (principal executive
                                                         officer)

                   /s/ SANDY B. HO                     Executive Vice President and    January 13, 1998
-----------------------------------------------------    Chief Financial Officer
                    (Sandy B. Ho)                        (principal financial
                                                         officer)

                /s/ CRAIG M. SPENCER                   Senior Vice President and       January 13, 1998
-----------------------------------------------------    Chief Accounting Officer
                 (Craig M. Spencer)                      (principal accounting
                                                         officer)

             /s/ DAVID C. SHINDELDECKER*               Director                        January 13, 1998
-----------------------------------------------------
              (David C. Shindeldecker)

                /s/ DAVID L. SOLOMON*                  Director                        January 13, 1998
-----------------------------------------------------
                 (David L. Solomon)

                /s/ RICHARD J. CAMPO*                  Director                        January 13, 1998
-----------------------------------------------------
                 (Richard J. Campo)

               /s/ NORMAN J. METCALFE*                 Director                        January 13, 1998
-----------------------------------------------------
                (Norman J. Metcalfe)

                *By: /s/ SANDY B. HO
  ------------------------------------------------
                     Sandy B. Ho
                  Attorney-in-fact

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           *1.1          -- Form of Underwriting Agreement
            3.1          -- Restated Certificate of Incorporation of the Company
                            (incorporated by reference to Exhibit 3.1 to Amendment
                            No. 3 to Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
            3.2          -- Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Registrant's Form S-1
                            Registration Statement (Registration 333-2629).
            4.1          -- Specimen Common Stock certificate (incorporated by
                            reference to Exhibit 4.1 to Amendment No. 2 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           *5.1          -- Opinion of Vinson & Elkins L.L.P.
           10.1          -- 1997 Stock Option Plan (incorporated by reference to
                            Exhibit 10.1 to Amendment No. 2 to Registrant's Form S-1
                            Registration Statement (Registration No. 333-22629).
           10.2          -- Executive Incentive Compensation Plan (incorporated by
                            reference to Exhibit 10.2 to Amendment No. 2 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.3          -- Form of Registration Rights Agreement (incorporated by
                            reference to Exhibit 10.3 to Amendment No. 2 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.4          -- Asset Purchase Agreement dated June 28, 1996 between the
                            Company, First Sierra Acquisition, Inc. and General
                            Interlease Corporation and Eric Barash and Daniel Dengate
                            (incorporated by reference to Exhibit 10.4 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.5          -- Agreement and Plan of Reorganization dated October 15,
                            1996 among Valerie A. Hayes, Corporate Capital Leasing
                            Group, Inc., the Company and First Sierra Pennsylvania,
                            Inc. (incorporated by reference to Exhibit 10.5 to
                            Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.6          -- Asset Purchase Agreement, dated February 4, 1997, between
                            Lease Pro, Inc., Charles E. Lester and the Company
                            (incorporated by reference to Exhibit 10.6 to
                            Registrant's Form S-1 Registration Statement
                            (Registration 333-2629).
           10.7          -- First Amendment to Agreement and Plan of Reorganization
                            dated February 27, 1997 among Valerie A. Hayes, Corporate
                            Capital Leasing Group, Inc., the Company and First Sierra
                            Pennsylvania, Inc. (incorporated by reference to Exhibit
                            10.7 to Registrant's Form S-1 Registration Statement
                            (Registration 333-2629).
           10.8          -- Agreement and Plan of Merger between Oren M. Hall,
                            Charles E. Brazier, Greg E. McIntosh, Brent M. Hall,
                            Heritage Credit Services, Inc., the Company and First
                            Sierra California, Inc. dated as of February 1, 1997
                            (incorporated by reference to Exhibit 10.8 to
                            Registrant's Form S-1 Registration Statement
                            (Registration 333-2629).
           10.9          -- Form of Registration Rights Agreement between the Company and Oren M. Hall (incorporated by reference to Exhibit
                            10.9 to Registrant's Form S-1 Registration Statement
                            (Registration 333-2629).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           10.10         -- Employment Agreement between Thomas J. Depping and the
                            Company (incorporated by reference to Exhibit 10.10 to
                            Amendment No. 2 to Registrant's Form S-1 Registration
                            Statement (Registration No. 333-22629).
           10.11         -- Employment Agreement between Sandy B. Ho and the Company
                            (incorporated by reference to Exhibit 10.11 to Amendment
                            No. 2 to Registrant's Form S-1 Registration Statement
                            (Registration No. 333-22629).
           10.12         -- Employment Agreement between Robert H. Quinn, Jr. and the
                            Company (incorporated by reference to Exhibit 10.12 to
                            Amendment No. 2 to Registrant's Form S-1 Registration
                            Statement (Registration No. 333-22629).
          *10.13         -- Employment Agreement between Oren M. Hall and the
                            Company.
          *21.1          -- Subsidiaries of the Company
          *23.1          -- Consent of Arthur Andersen LLP
          *23.2          -- Consent of BDO Seidman, LLP
          *23.3          -- Consent of MacDade Abbott LLP
           23.4          -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
           24.1          -- Powers of Attorney (included on the signature page to
                            this Registration Statement)


---------------


 * Filed herewith.